Form 20-F
period 2004-12-31
POWERDSINE LTD
filed 2005-06-30
CIK 1275816

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to _____

Commission File No. 0001275816

PowerDsine Ltd.
(Exact Name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

ISRAEL
(Jurisdiction of incorporation or organisation)

1 Hanagar Street, Neve Ne’eman Industrial Zone
Hod Hasharon, Israel 45421
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary shares, par value NIS 0.01 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2004, the Registrant had outstanding 19,311,452 ordinary shares, par value NIS 0.01 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing require-ments for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☒

As used herein, and unless the context suggest otherwise, the terms “we,”“us” or “ours” refer to PowerDsine Ltd. and its consolidated subsidiary, PowerDsine Inc.

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,”“may,” plans” or “intends,” or words of similar import, identifies a statement as “forward looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will continue to grow, that our products will remain accepted within their respective markets and will not be replaced by new technologies, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this Annual Report at “Item 3.D Risk Factors.”

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated financial data is qualified by reference to and should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F (the “Annual Report”). The selected consolidated balance sheet data as of December 31, 2003 and 2004 and the selected consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004, have been derived from the audited consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with accounting principles generally accepted in the United States. The selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 and the selected consolidated statements of operations data set forth below for the years ended December 31, 2000 and 2001 have been derived from our audited consolidated financial statements not included in this Annual Report.

	Year ended December 31,
	2000	2001	2002	2003	2004
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Sales	$12,464	$19,623	$16,410	$25,104	$41,168
Cost of sales*	8,174	12,022	9,655	12,257	20,050
Gross profit	4,290	7,601	6,755	12,847	21,118
Operating expenses:
Research and development*	8,291	12,193	6,050	5,220	6,658
Selling and marketing*	5,211	6,482	5,173	6,138	7,507
General and administrative*	2,948	3,205	2,416	2,130	2,678
Stock-based compensation*	108	61	-	1,194	5,987
Total operating expenses	(16,558)	(21,941)	(13,639)	(14,682)	(22,830)
Loss from operations	(12,268)	(14,340)	(6,884)	(1,835)	(1,712)
Financial income (expenses), net	12,237	(210)	452	93	699
Taxes on income	-	(50)	(63)	(54)	(121)
Net loss	$(12,031)	$(14,600)	$(6,495)	$(1,796)	$(1,134)
Net loss per ordinary share, basic and diluted	$(7.27)	$(8.81)	$(3.91)	$(1.08)	$(0.10)
Weighted average shares used in computing net loss per ordinary share, basic(1) and diluted	1,655,325	1,656,450	1,659,825	1,660,030	11,210,780
*Stock-based compensation consists of:
Cost of sales	$2	$5	$-	$59	$139
Research and development	38	17	-	296	655
Selling and marketing	61	35	-	219	428
General and administrative	7	4	-	620	4,765
	$108	$61	$-	$1,194	$5,987

	As of December 31,
	2000	2001	2002	2003	2004
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,150	$5,094	$14,086	$15,044	$15,616
Working capital	9,958	4,189	17,322	16,863	38,932
Total assets	17,499	16,048	24,759	25,405	93,125
Long-term liabilities	872	1,011	1,125	1,479	1,973
Total liabilities	5,546	9,611	5,814	7,029	15,800
Deferred stock-based compensation	(165)	(41)	-	(9,661)	(7,330)
Accumulated deficit	(25,588)	(40,188)	(46,683)	(48,479)	(49,613)
Shareholders’ equity	11,953	6,437	18,945	18,376	77,325

(1) See Notes 1(M) and 1(N) of our audited consolidated financial statements for an explanation of the number of shares used in computing net loss per share and the methods used in such computation.

B.      CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.    REASONS FOR OFFER AND USE OF PROCEEDS

Not applicable.

D.      RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information in this Annual Report before deciding to invest in our ordinary shares. Our business, financial condition or results of operations could be affected adversely by any of these risks. The trading price of our ordinary shares could decline due to any of these risks and you might lose all or part of your investment in our ordinary shares.

Risks Related to Our Business and Industry

We have a history of losses, may incur future losses and may not achieve profitability.

Since commencing our operations in 1994, we have incurred losses in each fiscal year. We reported net losses of approximately $6.5 million in 2002, $1.8 million in 2003 and $1.1 million in 2004. As of December 31, 2004, we had an accumulated deficit of $49.6 million. Our losses have resulted primarily from research and development expenses, selling and marketing expenses and general and administrative expenses. To succeed in our business, we must continue to invest in the sales and marketing of our existing Power-over-Ethernet products and research and development of new products. Therefore, we expect to continue to incur significant sales and marketing expenses, as well as research and development expenses. In addition, we also have recorded stock-based compensation expense in connection with options we granted to our employees. For these reasons, we may incur future losses and may not achieve profitability.

Because most of our historical results are based on the sales of our telecommunications products, our historical financial data is of limited value in evaluating our future prospects as we continue to increase our efforts to develop, market and sell our Power-over-Ethernet products.

Our business has evolved from a business focused on selling components for telecommunications applications to a business focused on selling Power-over-Ethernet products for data networking applications. In 2000, we derived substantially all of our sales from telecommunications products. During 2001, we began to derive significant sales from our Power-over-Ethernet products, but we still derived the majority of our sales from our telecommunications products. Beginning in 2002, we derived a majority of our sales from our Power-over-Ethernet products. Going forward, we expect our Power-over-Ethernet products to provide substantially all of our future sales. As a result, our historical financial data is of limited value in evaluating our future prospects.

A small number of customers currently account for a majority of our sales, and the loss of one or more of these customers, or a significant decrease or delay in sales to any of these customers, could reduce our sales significantly.

To date, we have derived the majority of our sales from a small number of customers. For the year ended December 31, 2004, our four largest customers, Westcon Group, Avaya, Anixter and Symbol, accounted for 47% of our sales. Our principal customers have changed, and we expect that they will continue to change, from year to year. To date, we have not experienced the loss of a principal customer. However, given our dependence on a small number of customers, the loss of one or more of our principal customers or the cancellation or deferral of even a small number of purchases of our products by one of these customers could cause our sales to decline materially if we are unable to increase our sales to alternative customers. A number of factors could cause customers to cancel or defer orders, including delays in manufacturing their own products into which our products are incorporated and interruptions to their operations due to fire, natural disasters or other events or a downturn in their industries. We also have not entered into purchase agreements with some of our largest customers, including Avaya, and instead sell our products to them solely on the basis of purchase orders. In addition, any purchase agreements that we do have with our customers, including those with Westcon Group, Nortel and Symbol, do not contain minimum purchase commitments. As a result, these customers could cease purchasing our products with little or no notice to us or fail to pay all or part of an invoice, in each case often without a significant penalty. Our customers do not rely entirely or substantially on a single supplier and, as a result, they could reduce their purchases of our products and increase their purchases of competing products. If any of these customers significantly reduces or delays purchases from us, or if we are required to sell products to them at reduced prices, our sales could be materially adversely affected.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be harmed.

We face significant competition in the markets in which we participate. With the introduction of new technologies and market entrants we expect competition to intensify in the future. Our current principal competitors in the Power-over-Ethernet midspan product market include Red Hawk, Inc., Sprint and Systems Engineering International Inc. In the integrated circuit market, our main competitors include Texas Instruments, Maxim Integrated Products, Inc., Linear Technology Corp., Micrel Semiconductor, Inc., National Semiconductor, Inc. and SuperTex, Inc. We believe that others, such as Delta Networks, D-Link Corporation, Accton Technology Corporation, Panduit Corp. and MiLAN Technology, recently have introduced or may soon introduce competitive midspan products. These and our competitors’ integrated products may have better performance, lower prices and broader acceptance than our products. Many of our current and potential competitors have significantly greater name recognition, larger customer bases, more established customer relationships and greater financial, technical, manufacturing, marketing and other resources than do we. We expect to compete with some of the companies listed above to sell products to Cisco Systems, Inc. (“Cisco”), which is the leader in switch shipments globally, and is now deploying switches that have Power-over-Ethernet capabilities and are compliant with the Institute of Electrical Electronics Engineers 802.3af industry standard. In addition, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products, benefit from greater economies of scale and reduce prices to increase market share.

If we do not continue to introduce new products or address new applications for Power-over-Ethernet technology in a timely manner, our products will become obsolete, will not achieve broad market acceptance and our sales will suffer.

The communications equipment industry into which our products are sold is characterized by rapid technological change, frequent product introductions and improvements, evolving industry standards and changes in customer and end-user requirements. Power-over-Ethernet is a new technology and we will need to adapt our existing Power-over-Ethernet products in order to pursue new applications for them, such as personal computers, personal digital assistants, set-top cable boxes, and industrial and home automation devices. In addition, these and other future applications for Power-over-Ethernet may require higher power than currently is delivered over the Ethernet. Delays in completing the development and introduction of products that address new applications and markets could cause our sales to decline and our operating loss to increase. Successful product design, development and introduction on a timely basis require that we:

•	design innovative and performance-enhancing features that differentiate our products from those of our competitors;

•	identify emerging technological trends in our target markets;

•	maintain effective sales and marketing strategies;

•	respond effectively to technological changes or product announcements by others; and

•	adjust to changing market conditions quickly and cost-effectively.

We need the technical expertise to implement the changes necessary to keep our technologies current, but we also must rely heavily on the judgment of our management to anticipate future market trends. If we are unable to predict industry changes in a timely manner, or if we are unable to modify our products on a timely basis to address new applications or enter into new markets, we might lose customers or market share. Development of new products generally requires a substantial investment before we can determine whether our products will be commercially viable and whether our customers will integrate our products into their own new products. The future success of our new products depends on broad acceptance by our customers. If we fail to adequately predict our customers’ needs and technological advances, we may invest heavily in research and development of products that do not lead to significant revenue, or we may fail to invest in technology necessary to meet our customers’ demands.

We anticipate that our products will be subject to a general pattern of price decline, which could harm our business.

The average selling prices for our midspan and integrated products has begun to decline and may decrease substantially over time as these products become more standardized. Furthermore, we expect our competitors to invest in new manufacturing capacity and to achieve significant manufacturing yield improvements in the future. These developments could increase dramatically the worldwide supply of competitive products and result in further downward pressure on prices. If we are unable to decrease per unit manufacturing costs at a rate equal to or faster than the rate at which selling prices continue to decline or if we are unable to introduce new products, our business, financial condition and results of operations will be seriously harmed.

Our integrated products generate lower revenues per port than our midspan products; however sales of our integrated products are increasing at a faster pace than sales of our midspan products. If sales of integrated products do not continue to increase at an accelerated pace, this could cause a decrease in our revenue and could harm our ability to generate revenues.

The average selling price per port for our midspan products is higher than that of our integrated products and therefore sales of our integrated products generate lower revenues per port for us than our midspan products.  We believe that sales of our higher volume, lower revenue integrated products will increase at a faster pace than sales of our higher revenue, lower volume midspan products.  If sales of our integrated products do not continue to increase at an accelerated pace, this could cause a decrease in our revenues and could harm our ability to generate future revenues.

Because we derive a majority of our revenues from sales of a single product and product line, any decline in demand for our products could severely harm our ability to generate revenues.

We derive a majority of our revenues from a single product and product line. In addition, our products are concentrated within the market for Power-over-Ethernet. As a result, we are particularly vulnerable to fluctuations in demand for our products, whether as a result of competition, product obsolescence, consumer preferences, technological change or other factors. If our revenues derived from our Power-over-Ethernet products were to decline significantly, we could incur substantial losses.

If Power-over-Ethernet technology does not achieve widespread acceptance, our sales will be lower than expected, which will harm our financial condition and results of operations.

The success of our Power-over-Ethernet products depends on widespread acceptance of Power-over-Ethernet technology. We cannot guarantee that Power-over-Ethernet technology or our Power-over-Ethernet products will achieve widespread acceptance. The rate of acceptance may be affected adversely by perceived issues relating to quality and reliability, consumers’ reluctance to invest in new technologies, their inability to realize cost savings because they have already invested in existing power cabling, the extensive testing and complex circuitry required to implement Power-over-Ethernet, the amount of time that it will take for Power-over-Ethernet to displace power cabling as a method to power end-devices, and widespread acceptance of other technologies. If our Power-over-Ethernet integrated circuits do not achieve widespread acceptance, sales of our Power-over-Ethernet products would be lower than we expect which, in turn, would decrease our sales and harm our financial condition and results of operations.

If voice-over-Internet protocol telephones and, to a lesser extent, wireless LAN access points and advanced security devices do not achieve widespread acceptance, sales of our Power-over-Ethernet products will develop more slowly than we anticipate.

Our Power-over-Ethernet products provide power to a number of end-devices that receive data over Ethernet cables. We believe that the most significant application for Power-over-Ethernet products are switches and other communications networking equipment that enable delivery of voice communications over Ethernet cables to specifically designed voice-over-Internet protocol, or voice-over-IP, telephones. We also believe that another application for Power-over-Ethernet products is the delivery of power to access points that form a part of a wireless LAN and to other end-devices, such as advanced security devices, connected to an Ethernet network. Voice-over-IP, wireless LAN and advanced security technologies are relatively new and rapidly evolving. Our assessments as to the markets for our products are based, in part, on market projections prepared by third parties. These markets may not grow at the projected rates if the assumptions underlying this data turn out to be incorrect. Our ability to increase sales of our Power-over-Ethernet products in the future depends principally on the adoption and widespread use of voice-over-IP, and, to a lesser extent, wireless LAN and advanced security devices. The rate of adoption might be hindered by:

•	actual or perceived issues relating to poor data transmission quality and reliability;

•
the reluctance of end-users, primarily businesses and other enterprises who have invested substantial resources in their existing voice and data networks, to replace or expand their current networks with these new technologies;

•	regulatory hurdles that could slow the growth of the use of these technologies; and

•	the emergence of newer technologies.

If voice-over-IP, wireless LAN and advanced security devices do not achieve widespread acceptance or new products that utilize these technologies are not developed, our business, financial condition and results of operations could be harmed because our sales of Power-over-Ethernet products would be lower than expected.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. As of December 31, 2004, we owned three U.S. patents relating to our Power-over-Ethernet technology and an additional three U.S. patents relating to our ring signal generators. We believe that two of our issued U.S. patents relating to our Power-over-Ethernet technology may cover technology described in the Institute of Electrical Electronics Engineers 802.3af industry standard. Because of our involvement in the standard-setting process, we may be required to license certain of our core technology, including the technology covered by these two patents, on a reasonable and non-discriminatory basis to a current or future competitor, to the extent required to carry out the Institute of Electrical Electronics Engineers 802.3af industry standard. In addition, because third parties have or may acquire patents covering technology that also is required to implement the Institute of Electrical Electronics Engineers 802.3af industry standard or under which we require rights to manufacture and sell our own products, we may need to cross-license our technology to those parties in order to obtain necessary rights. We are aware of at least three other companies with products similar to ours that deliver power over Ethernet cables and we also are aware of several patents that have been issued with respect to Power-over-Ethernet technology. It also is possible that other entities may have been issued patents or filed patent applications with respect to Power-over-Ethernet technology. As a result, we may not be able to prevent future competitors from entering the Power-over-Ethernet market on the basis of our issued patents.

We have more than twenty patent applications pending in the United States and additional patent applications pending in nine other countries, in the Patent Cooperation Treaty route and before the European Union covering our Power-over-Ethernet technology. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications or, that if patents are issued, the patents will be issued in a form that is advantageous to us. In the event that these patent applications are not issued, they will become publicly available and proprietary information disclosed in the application will become available to others. In addition, we do not know whether any issued patents will be upheld as valid, proven enforceable against alleged infringers or that they will prevent the development of competitive patents. Furthermore, our competitors may develop technology or design around any patents issued to us or our other intellectual property rights and could then offer services and develop, manufacture and sell products that compete directly with our services and products, which could decrease our sales and diminish our ability to compete.

We rely on a combination of patent and other intellectual property laws and confidentiality, non-disclosure and assignment of inventions agreements, as appropriate, with our employees, consultants and customers, to protect and otherwise seek to control access to, and distribution of, our proprietary information and trade secrets. These measures may not be adequate to protect our technology from third party infringement or misappropriation. Counterparties may breach these agreements and we may not have adequate remedies for any breach. In addition, our competitors may learn of our trade secrets through other methods. Furthermore, our products may be sold in countries that provide less protection to intellectual property than U.S. or Israeli laws or no protection at all. If any third parties infringe our proprietary rights, this infringement could materially adversely affect our competitive position.

We are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our products.

Third parties may from time to time claim that our current or future products infringe their patent or other intellectual property rights. For example, in October 2001, a privately held company named ChriMar Systems, Inc. filed a lawsuit in the Federal District Court in the Eastern District of Michigan against us alleging that our products infringed their patent. The same company filed a lawsuit against Cisco alleging that Cisco products also infringed their patent. ChriMar Systems has not specified the amount of the monetary damages which it is seeking to obtain; however, ChriMar Systems states claims for punitive damages. The two lawsuits were determined by the court to be related and were brought before the same judge. The case against us has been stayed pending the resolution of the case against Cisco. In the case against Cisco, a Special Master appointed by the court held that the plaintiff’s patent was not valid. The court upheld the Special Master’s decision and, unless the plaintiff appeals this decision or litigates its other claims, the suit against us will be dismissed. If in this particular litigation or any other future lawsuit our technology is deemed to infringe any patent, or if we discover that we infringed third party patent claims, we could be required to license rights from third parties. In another instance, a third party notified us and several of our customers of a patent, which the third party alleges relates to technologies underlying the Institute of Electrical Electronics Engineers 802.3af industry standard. On March 31, 2004, we filed a claim for declaratory judgment of non-infringement and invalidity with respect to this patent in the United States District Court for the Southern District of New York. We anticipate that the patent holder will file counterclaims alleging that we infringe this patent. If a negotiated resolution cannot be reached, then we will have to expend resources to refute this claim, and, if the litigation terminates unfavorably, we might be subject to damages and/or be prevented from selling our products. It is also possible that this or any other relevant patent holder may file claims against certain of our customers which may lead these customers to seek indemnification from us. Since our policy is not to provide any indemnification in such cases, this could result in litigation with our customers which would cause us to incur expenses and may cause our sales to decline. Although it is common in our industry to cross-license intellectual property or collaborate with other companies in the industry, we may not be able to reach agreement with third parties regarding cross-licensing on terms that are favorable to us or at all. In the event we cannot obtain a license, we may be prevented from using some technology and expend significant resources in an attempt to develop non-infringing technology which may not be successful. This could result in our having to stop the sale of some of our products, increase the costs of selling some of our products, or damage our reputation. In addition, any future intellectual property litigation, regardless of its outcome, may be expensive, divert the efforts of our personnel, disrupt or damage relationships with our customers and could result in our owing third parties significant sums.

Our reliance on single source suppliers could harm our ability to meet demand for our products in a timely manner or within budgets.

We rely on single source suppliers for the microcontrollers and power supplies that we incorporate into our products. Although alternative suppliers exist, we estimate that it would take us at least three months to find alternative suppliers for our microcontrollers and power supplies and to modify our products to incorporate alternate microcontrollers and power supplies. We obtain our current Power-over-Ethernet integrated circuit, called the Ido chip, from Austria Mikro Systeme International AG and our second generation Power-over-Ethernet integrated circuit, called the Ron chip, from Freescale Semiconductor, Inc. (formerly, the semiconductor division of Motorola Inc.) We estimate it would take us at least twelve months to find a new supplier, qualify their process and modify our products to incorporate a new integrated circuit in place of the Ido chip and at least fourteen months to find a new supplier, qualify their process and modify our products to integrate a new integrated circuit in place of the Ron chip. In addition, we believe that there are only approximately five manufacturers with the capability to supply the Ron chip. To date, we have not experienced the loss of a single source supplier or any significant supply delay or interruption to our production. However, if we are unable to obtain components or integrated circuits from our current suppliers, we may not have sufficient inventory to continue manufacturing our products during the time required to find a new supplier, qualify their process and modify our products. In addition, we may not be able to integrate alternative components or integrated circuits, which may delay shipments, increase expenses and limit our ability to deliver products to our customers. Any inability to deliver products or any late deliveries could hurt our reputation severely and decrease our sales.

In addition, we may experience difficulties in the future in receiving shipments of less specialized components, such as resistors and capacitors, from one or more of our suppliers, especially during periods of high demand for our products. If we cannot obtain an adequate supply of the components and materials we require, or do not receive them in a timely manner, we and our customers might be required to identify and qualify new suppliers. The lead-time required to identify and qualify new suppliers could affect our ability to ship our products in a timely manner, cause our operating results to suffer and cause us to miss market opportunities.

We outsource the manufacturing of our products to a small number of manufacturing subcontractors with limited manufacturing capacity, and if we unexpectedly receive large orders, we may not be able to deliver our products to customers on time.

We outsource the manufacturing of our products to a small number of subcontractors. These functions are performed for us in Israel by A.L. Electronics Engineering and Manufacturing Services, Ltd. and Sanmina-SCI Systems Israel Ltd., in the Philippines by Ionics Circuits, Inc. and in China by Union Bridge. These subcontractors may have limited manufacturing capacity that may be inadequate if our customers place orders for unexpectedly large quantities of our products. In addition, because our subcontractors are located in Israel and the Philippines, they on occasion may feel the impact of potential economic or political instability in those regions. Although we believe that alternative manufacturing capacity for our products is available, if the operations of one or more of these subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfil large orders, we could experience business interruption, increased costs, damage to our reputation and loss of our customers. The process of qualifying a new subcontractor may require several months.

Volatility in the communications equipment industry may affect our sales and, as a result, we could experience reduced sales or operating results.

The communications equipment industry in which our customers operate historically has been volatile and is characterized by fluctuations in product supply and demand. From time to time, this industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, excess inventories and declines in general economic conditions. This volatility could cause our operating results to decline dramatically from one period to the next. For example, in 2002 and 2003, communications equipment industry sales were affected adversely by unfavorable global economic conditions and reduced capital spending by businesses. These adverse conditions resulted in a decrease in demand for communications equipment and as a result also decreased the demand for our products. If economic conditions in the United States and worldwide do not continue to improve or if they worsen from current levels, demand for our products may fail to develop and our sales may be materially adversely affected. In addition, if in periods of decreased demand we are unable to adjust our levels of manufacturing and human resources or manage our costs and deliveries from suppliers in response to lower spending by manufacturers, our gross margin might decline and we may experience operating losses.

We expend significant resources on persuading customers to integrate our products into their product offerings and, even if a customer decides to integrate our products, it may not result in any orders for our products or there may be significant delays before any sales can be generated from this customer.

We market and sell our products to a limited number of large communications equipment manufacturers who incorporate them into, or bundle them with, their products. We invest many months of significant effort and expenditure from the time of our initial contact with a potential customer to the date on which the customer agrees to incorporate or embed our products into its systems. This is known as a “design win.” In addition, we may expend significant resources in persuading customers to integrate our products into their systems without success. Without achieving design wins, we will be unable to sell our products. If one of our competitors achieves a design win and a manufacturer embeds their integrated products into its products, it will be difficult for us to displace that competitor because changing suppliers involves significant cost, time, effort and risk. If a large switch manufacturer decides to integrate the products of one of our competitors, it could harm our future prospects. Even if a customer agrees to integrate our products into its systems, that customer itself must successfully market and sell its products to end-users before we can generate any sales. As a result, we may incur significant expenses without achieving a design win or generating any sales.

Our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.

Our prospective customers generally must commit significant resources to test and evaluate our products in order to incorporate them into their products. Accordingly, our sales process is subject to delays associated with the approval process that may accompany the design and testing of new products. This approval process can last between three and six months or longer. This creates unpredictability regarding the time in which we will generate sales. As a result, orders that we expect in one quarter may be deferred to another because of the timing of customers’ purchasing decisions. Therefore, our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.

Additionally, our past operating history has shown that we realize a significant percentage of our quarterly sales toward the end of a quarter, often in the last weeks or days of the quarter. A delay in the completion of a sale past the end of a particular quarter could harm results for that quarter. Factors that could cause our sales and operating results to fluctuate from period to period include:

•	our product and customer sales mix;

•	customer demand for our products;

•	the timing and success of new product introductions and new technologies by our competitors and us;

•	a reduction in the price or the profitability of our products;

•	changes in the availability or the cost of components and materials;

•	our ability to bring new products into volume production efficiently; and

•	market conditions in the communications equipment industry and the economy as a whole.

We depend on third parties to warehouse our products, which could hinder our ability to satisfy customer demand on a timely basis.

We rely on independent warehouses to store our products after manufacturing and before shipping to customers. Any problems that result because of their errors, or because of unforeseen interruptions in their storage of our products, or damage to, or loss of, our products as a result of strikes, political instability, terrorism, natural disasters and accidents, could hinder our ability to satisfy customer demands on a timely basis, which, in turn, could seriously harm our business, financial condition and results of operations and ultimately impact our relationship with our customers.

We have experienced rapid growth, and if we cannot adequately manage our growth, our results of operations will suffer.

Over the last eight years, our business has grown rapidly with our annual sales increasing from $1.0 million in 1997 to $41.1 million in 2004. The number of our employees increased from 38 to 129 over the same period. This growth has strained our management, operational and financial resources. We expect to continue to grow, which is likely to place continued strain on our resources and will require us to incur additional expenses. We also anticipate incurring expenses related to our expansion before experiencing a commensurate increase in sales. Failure to manage our future growth effectively could result in increased costs and harm our financial results.

If we are unable to hire, train and retain qualified research and development and sales and marketing personnel, we may be unable to develop new products or sell our existing or new products. This could cause our sales to decline and impair our ability to meet our development and sales objectives.

Our success depends in large part on the continued contributions of our research and development and sales and marketing personnel. If our business continues to grow, we will need to hire additional qualified research and development and sales and marketing personnel to succeed. Hiring, training and successfully integrating qualified personnel into our operations is a lengthy and expensive process. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. This is particularly true in Israel, where competition for qualified personnel is intense. Our failure to hire and retain qualified employees could cause our sales to decline and impair our ability to meet our research and development and sales objectives.

Undetected product defects may increase our costs and impair the market acceptance of our products and technology.

Our products may contain defects that were undetected when initially shipped. Our customers integrate our components, integrated circuits and modules into systems and products that they develop themselves or acquire from other vendors. As a result, when problems occur in equipment or in a system that incorporates our products or technology, it may be difficult to identify the exact cause of these problems. Regardless of the source of these defects, we must divert the attention of our engineering personnel from our research and development efforts to address the defects. We do not know whether, in the future, we will incur warranty costs, be subject to liability claims or litigation for damages related to product errors or experience delays as a result of these errors. If litigation were to arise, regardless of its outcome, it could result in substantial expenses to us, significantly divert the efforts of our technical and management personnel and disrupt or otherwise severely impact our relationships with current and potential customers. Although we maintain product liability insurance, the coverage limits of these policies may not provide sufficient protection against an asserted claim. In addition, if any of our products fails to meet specifications or has reliability, quality or compatibility problems, our reputation could be damaged significantly and customers might be reluctant to buy our products, which could result in a decline in sales, an increase in product returns or warranty costs, a loss of existing customers or the failure to attract new customers.

Under current U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We have entered into non-competition agreements with all of our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current U.S. and Israeli law, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have recently required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

A loss of the services of Igal Rotem, our co-founder and Chief Executive Officer, or Ilan Atias, our co-founder and President, could materially adversely affect our business and results of operations.

We depend on the continued services of Igal Rotem, our co-founder and Chief Executive Officer, and Ilan Atias, our co-founder and President. Messrs. Rotem and Atias are required to serve military reserve duty in the Israel Defense Forces and could be called to active duty in the event of an armed conflict at any time. Any loss of the services of Mr. Rotem or Mr. Atias could result in a gap in senior management and the loss of technical expertise necessary for us to succeed, which could cause our sales to decline and impair our ability to meet our objectives.

We sell our products in a number of countries throughout the world and we have subcontractors and suppliers in a number of locations, and therefore our results of operations could suffer if we are unable to manage our international operations effectively.

We are headquartered in Israel and have offices in the United States. In addition, we employ sales persons who are based in Taiwan, Belgium, the United Kingdom and Korea. One of our principal subcontractors is located in the Philippines. We generated substantially all of our sales in 2004 in North America, as well as in Europe and the Asia Pacific region. Part of our strategy is to expand our sales in existing foreign markets and to enter new foreign markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations subject us to many risks inherent in international business activities, including:

•	technology export license requirements;

•	trade restrictions;

•	imposition of or increases in tariffs;

•	changes in regulatory requirements and communications standards;

•	greater difficulty in safeguarding intellectual property;

•	difficulties in managing our overseas subsidiary and our international operations; and

•	difficulties managing our subcontractors, particularly in the Philippines.

We may encounter significant difficulties in connection with the sale and manufacture of our products in international markets as a result of one or more of these factors. These difficulties could decrease our sales or increase our costs or both.

We may acquire additional technical design capabilities or complementary businesses or technologies. These acquisitions could divert our resources, cause dilution to our shareholders and adversely affect our financial results.

We may acquire additional technical design capabilities or complementary businesses or technologies. We have not made any acquisitions to date and our management has not had any experience making acquisitions or integrating acquired businesses. Negotiating potential acquisitions or integrating newly acquired businesses, products or technologies into our business could divert our management’s attention from other business concerns and could be expensive and time consuming. Acquisitions could expose our business to unforeseen liabilities or risks associated with entering new markets. In addition, we might lose key employees while integrating new organizations. Consequently, we might not be successful in integrating any acquired businesses, products or technologies, and might not achieve anticipated sales and cost benefits. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, or issuances of equity securities that cause dilution to our existing shareholders. Furthermore, we may incur contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business.

Risks Related to Our Operations in Israel

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

Our principal executive offices and research and development facilities are located in Israel and a small portion of our sales are made to customers in Israel. In addition, two of our key subcontractors are located in Israel. Accordingly, political, economic and military conditions in Israel may affect directly our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbours. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Since October 2000, terrorist violence in Israel has increased significantly. Ongoing and revived hostilities or other factors related to Israel could harm our operations and product development process and could decrease sales. Furthermore, several countries, principally those in the Middle East as well as Malaysia and Indonesia, still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit seriously our ability to sell our products in these countries.

Our operations may be disrupted by the obligations of our personnel to perform military service.

Many of our male employees in Israel, including members of senior management, are obligated to perform up to 36 days of military reserve duty annually until they reach age 54 and, in the event of a military conflict, could be called to active duty. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. A disruption could materially adversely affect our business.

All of our sales are generated in U.S. dollars or are linked to the U.S. dollar while a portion of our expenses are incurred in New Israeli Shekels; therefore, our results of operations would be affected adversely by any strengthening of the NIS against the U.S. dollar.

All of our sales are in U.S. dollars or are linked to the U.S. dollar, while a portion of our expenses, principally salaries and related expenses of our Israeli personnel, are in New Israeli Shekels, or NIS. We currently do not hedge our currency exposure through financial instruments. Accordingly, we are exposed to the risk of fluctuation of the NIS in relation to the U.S. dollar. We cannot predict any future trends in the exchange rate of the NIS against the U.S. dollar. Any strengthening of the NIS in relation to the U.S. dollar would increase the U.S. dollar cost of our operations and our U.S. dollar-measured results of operations would be affected adversely.

You may have difficulties enforcing a U.S. judgment against us or our executive officers and directors or in asserting U.S. securities laws claims in Israel.

A significant portion of our assets and the assets of our directors and executive officers are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. Federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel.

The tax benefits available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Once we generate taxable income, we will be able to take advantage of tax exemptions and reductions resulting from the “approved enterprise” status of our facilities in Israel. To be eligible for these tax benefits, we must continue to meet conditions, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we fail to meet these conditions in the future, the tax benefits will be cancelled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels or at any level. In addition, in March 2005, an amendment to the governing law was adopted (See “Item 10.E Taxation - Israeli Taxation — Law for the Encouragement of Capital Investments, 1959”). The termination or reduction of these tax benefits may increase our expenses in the future, thereby reducing our expected profits or increasing our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. See “Item 10.E. Taxation - Israeli Taxation — Law for the Encouragement of Capital Investments, 1959” for more information about these programs.

Provisions of our articles of association and Israeli law may delay, prevent or make difficult an acquisition of PowerDsine, which could prevent a change of control and therefore depress the price of our shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain provisions that may make it more difficult to acquire our company, such as classified board provisions. Furthermore, Israel tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions of Israeli law may delay, prevent or make difficult an acquisition of PowerDsine, which could prevent a change of control and therefore depress the price of our shares.

ITEM 4.     INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

PowerDsine Ltd. was incorporated in the State of Israel in October 1994. Our principal executive offices are located at 1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421. Our phone number is (972-9) 775-5100. The agent for service of process in the United States is PowerDsine Inc., incorporated in the State of New York and located at 1865 New Highway Suite 2, Farmingdale, New York 11735. Our website address is www.powerdsine.com. The information on our website does not constitute part of this Annual Report. The name PowerDsine is a registered trademark in the United States, Israel and Japan and is registered as a community trademark in Europe.

Initially, we produced and sold components for telecommunications applications, including telephone ring signal generators, fax machines, remote and other devices. Beginning in 2000, we began to derive substantially all of our revenue from the design, development and supply of integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet in local area networks. Our products provide the capability to transmit and manage electrical power over data network cables to power end-devices, such as voice-over-Internet protocol phones, wireless LAN access points and advanced security devices that are connected to an Ethernet network.

On May 7, 2004, a 15-for-1 share split of our ordinary shares was effected as a result of a share split and share dividend, all outstanding warrants were exercised on a cashless exercise basis for additional shares of preferred stock and all of our preferred shares automatically converted into our ordinary shares. In June 2004 we completed an initial public offering of our ordinary shares. Our ordinary shares began trading on the Nasdaq National Market in June 2004.

Principal Capital Expenditures

We had capital expenditures of $0.6 million in 2004, $0.4 million in 2003 and $0.3 million in 2002. We expect that our capital expenditures will be approximately $2.0 million in 2005, mainly due to an investment in new information technology systems. We have financed our capital expenditures with cash generated from operations.

Our capital expenditures in 2004 consisted primarily of purchases of computers for our operations in Israel for $0.4 million and research and development equipment for $0.2 million. Our capital expenditures in 2003 consisted primarily of purchases of computers and peripheral equipment. Our capital expenditures in 2002 consisted primarily of purchases of testing and electrical equipment.

The principal capital expenditure and divestitures currently in progress consist of the same type of expenditures and divestitures of the year 2004 in addition to an investment in new information technology systems.

B.    BUSINESS OVERVIEW

Overview

We design, develop and supply integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet in local area networks, or LANs. Our products provide the capability to transmit and manage electrical power over data network cables to power end-devices, such as voice-over-Internet protocol phones, or voice-over-IP phones, wireless LAN access points and advanced security devices that are connected to an Ethernet network. We are a pioneer in the development of Power-over-Ethernet technology and were instrumental in the development of the Institute of Electrical Electronics Engineers 802.3af industry standard for transmitting power over data network cables, also referred to as Ethernet cables. We believe adoption of this industry standard in June 2003 has facilitated and will continue to facilitate the growth of the Power-over-Ethernet market.

Enterprises typically rely on separate power cabling to provide electricity to end-devices connected to Ethernet networks. Power-over-Ethernet technology permits end-devices to receive power over the same Ethernet cable that transmits data to these devices. When used in conjunction with a centralized uninterrupted power supply, Power-over-Ethernet permits continuous transmission of power, even during power failures or disruptions. Using Power-over-Ethernet, voice-over-IP phones, which typically have needed a separate power source, making them susceptible to power failures and other interruptions, can be as reliable as standard telephones. Power-over-Ethernet also improves network deployment by allowing flexibility in the placement of end-devices, such as wireless LAN access points and advanced security devices, where electrical outlets are not readily available. Power-over-Ethernet technology saves the time and cost associated with installing new, separate power cabling and standard electrical outlets for each end-device connected to the Ethernet network.

Our Power-over-Ethernet technology offers intelligent device detection ensuring that electricity that could damage end-devices is not delivered. Our technology also improves power distribution within a local area network by prioritizing power delivery among switch ports. Furthermore, it automatically detects abnormal power consumption and permits users to shut down or reset end-devices remotely. In compliance with the Institute of Electrical Electronics Engineers 802.3af industry standard, our technology does not disrupt data transmission over the Ethernet network and does not require replacing existing Ethernet infrastructure.

We implement our Power-over-Ethernet technology through our integrated products and our system solutions, which we refer to as our midspan products. Our integrated products, consisting of integrated circuits and modules, are embedded in LAN switches, the switches that our customers manufacture for use in local area networks, and provide these switches with built-in Power-over-Ethernet capabilities. Our midspan products are connected between a LAN switch and an end-device, and inject power into Ethernet networks in which the switches originally were not designed to deliver power over the Ethernet. We sell our integrated products to communications equipment manufacturers who incorporate them into their LAN switches. We sell our midspan products to distributors and to communications equipment manufacturers who in turn sell them with their own products. For the year ended December 31, 2004, our four largest customers, Westcon Group, Avaya, Anixter and Symbol, accounted for 47% of our sales.

In addition to Power-over-Ethernet products, we also sell telecommunications products, including telephone ring signal generators, used to generate incoming call signals for telephones, fax machines, and other devices, and remote power feeding modules for digital subscriber line systems to enhance delivery of power over these systems.

Industry Background

Evolution of Ethernet

Ethernet is the most widely-used network protocol for LANs deployed in enterprises today. A LAN is a network connecting computers, servers, printers and other electronic office equipment to create a communications and data-sharing system within a defined geographic area. The flow of data through an Ethernet network, which is a local area network that uses Ethernet protocol, is controlled by a switch, referred to as a LAN switch, that sends electrical signals carrying data information from ports located on the switch to end-devices connected to the network.

Traditionally, personal computers and peripherals, such as printers, scanners and data-storage devices, were the only devices connected to Ethernet networks. However, the ability to connect other end-devices to the Ethernet network affords enterprises significant savings and efficiency. For example, connecting voice-over-IP phones to the Ethernet network eliminates the need for two different sets of cables and switches, one for voice and one for data. A number of end-devices other than personal computers and peripherals are being connected to the Ethernet network, which in turn increases the demand for switches with higher port counts to support these devices.

The acceptance of Power-Over-Ethernet and the Power-Over-Ethernet Institute of Electrical Electronics Engineers 802.3af Industry Standard

As more end-devices are connected to the Ethernet network, the need to supply power to these devices in a more efficient and reliable manner has grown. Enterprises typically rely on separate power cabling to provide electricity to end-devices connected to Ethernet networks. For example, a personal computer must be connected to the Ethernet network to receive and transmit data and also must be connected to a standard electrical outlet to receive power. The proliferation of new end-devices connected to the Ethernet network, many of which demand greater flexibility in their location and a more reliable power source, such as voice-over-IP phones, wireless LAN access points and advanced security devices, has driven the demand for Power-over-Ethernet technology. We believe that as the markets for these applications or end-devices grow, the demand for our products will grow. Power-over-Ethernet technology allows power required for end-devices like these to be carried over Ethernet cables rather than by separate power cables. We believe that Power-over-Ethernet also can increase the reliability of the power source when used with a centralized uninterrupted power supply.

Power-over-Ethernet is now accepted in more switch market segments, with solutions now appearing in the small and medium business segments.

We believe that the adoption of an industry standard in June 2003 has facilitated and will continue to facilitate the growth of the Power-over-Ethernet market. Prior to development of an industry standard, Power-over-Ethernet was implemented in proprietary formats, principally by us and another company. Due to the absence of an industry standard, manufacturers of end-devices could not guarantee interoperability of their end-devices with Power-over-Ethernet enabled switches. In June 2003, the Institute of Electrical Electronics Engineers adopted the 802.3af industry standard for transmitting power over the Ethernet network to compatible devices. The industry standard specifies the protocol for implementing Ethernet power sourcing equipment and Power-over-Ethernet compatible end-devices. The main objectives of the industry standard are to:

•	establish an industry standard for transmitting power to end-devices capable of being powered by Power-over-Ethernet technology;

•	create a safe solution for supplying power over Ethernet cables by blocking the transmission of power to end-devices not equipped to receive power through Ethernet cables;

•	establish system protection against overloads and short-circuits; and

•	create an industry standard compatible with existing electrical infrastructure, eliminating the need to replace existing cables and patch panels (panels that interface switches to the network).

We were a member of the task force that developed the Institute of Electrical Electronics Engineers 802.3af industry standard and significantly contributed to developing the technology that forms the industry standard. The task force represented a broad range of industries and consisted of communications equipment manufacturers and semiconductor companies, including 3COM, Avaya, Cisco, Linear Technologies Corp., Lucent Technologies, Inc., Nortel, Pulse Inc. and Texas Instruments, Inc.

We believe ratification of the industry standard in June 2003 has facilitated and will continue to facilitate growth of the Power-over-Ethernet market because end-users may continue to be more willing to invest in switches and end-devices that comply with a uniform industry standard and that are interoperable with switches and end-devices provided by other manufacturers. Accordingly, we believe manufacturers that want to incorporate Power-over-Ethernet technology will seek components, modules and systems that comply with the industry standard.

Enhanced Standard for Power-over-Ethernet

With the adoption of the 802.3af Power-over-Ethernet standard, Power-over-Ethernet has gained acceptance with several network devices. However, some market needs are not addressed by this standard as certain 820.3af applications evolve to require more power than the 15.4W provided for under the current standard. Such applications include security cameras, video phones, dual band and outdoor wireless LAN access points, as well as 802.16 devices. Therefore, the Institute of Electrical Electronics Engineers has initiated a new study group to investigate the need for an additional standard covering higher power. We are an active and contributing member of this study group. The study group represents a broad range of industries and consists of communications equipment manufacturers and semiconductor companies, including, in addition to PowerDsine, 3COM, Cisco, Linear Technologies Corp., Nortel, Pulse Inc. and Texas Instruments, Inc.

Market Opportunities for Power-over-Ethernet Technology

Adoption of Power-over-Ethernet technology has been, and will continue to be, driven by the growth of a number of market applications or end-devices, principally voice-over-IP phones, as well as wireless LAN and advanced security devices.

The Voice-over-IP Opportunity

Voice-over-IP phones allow transmission of voice signals over a data network instead of over traditional voice infrastructure in an enterprise. The principal impediments to widespread adoption of voice-over-IP phones have been the lack of reliability and the quality of transmission. Power-over-Ethernet addresses the reliability issue of voice-over-IP phones by ensuring continuous operation of voice-over-IP phones during power failures and disruptions. Traditionally, power has been supplied to voice-over-IP phones through a power cord connected to a standard electrical outlet. Unlike standard telephones, which receive power through the telephone line, an electrical power failure or disruption will disable a voice-over-IP phone. By contrast, using Power-over-Ethernet technology, an Ethernet cable delivers uninterrupted operating power to a voice-over-IP phone from the same backup power source that supplies the network servers and prevents service disruption in the event of a power failure. This enables a voice-over-IP phone to be as reliable as a standard telephone. Powering voice-over-IP phones through Ethernet cables reduces the cost of new installations or expansions of voice networks that use voice-over-IP phones by eliminating the need to add separate electrical outlets and wiring for each end-device.

The Wireless LAN Opportunity

Wireless LAN technology provides end-users with the ability to connect to a LAN through a wireless connection. In a wireless LAN, Ethernet cables connect small radio transmitters, or access points, to the LAN. The access points then transmit data wirelessly to portable devices, such as laptop computers, which have a wireless receiver installed. Wireless LAN access points require an electrical current to operate and generally are installed in strategic, out of reach locations to optimize network access within a designated area. These locations typically are not close to existing electrical outlets. Power-over-Ethernet technology allows an enterprise to avoid installing separate power cabling for wireless LAN access points by enabling these access points to receive electrical current from the Ethernet cable that already carries data to them. Using Power-over-Ethernet technology makes it easier and cheaper to install access points in locations where electrical outlets do not exist. Power-over-Ethernet technology also offers wireless LAN improved security through the ability to manage the access points remotely.

The Advanced Security Device Opportunity

In recent years, there has been heightened interest in advanced security devices, including network cameras and access control terminals. These devices are especially useful if they can communicate security information, access security databases and monitor the environment that they secure. As a result, these security devices are increasingly being connected to the LAN to leverage existing network infrastructure and to provide intelligent access control and data transmission. However, once these security devices are installed and connected to the LAN, the devices still require power which may not be readily available at the device installation point. Similar to wireless LAN access points, network cameras generally are installed in high, open places, such as building entrances, corridor ceilings, halls or atriums. Installing power infrastructure in these places can be costly, requiring licensed electrician teams for installing power cables, changing building plans and obtaining safety approvals. By delivering power to the advanced security device through the Ethernet cable, Power-over-Ethernet technology eliminates the need for installing power infrastructure in these hard to reach places, ultimately reducing implementation time and cost.

Future Applications

The ability to supply power to end-devices through Ethernet cables can be applied to other end-devices, such as personal computers, personal digital assistants and portable digital music players. As the desire to connect more end-devices to the Ethernet network grows, we expect that Power-over-Ethernet technology will become more widely used as a method to power these end-devices.

Technical and Market Challenges for Power-over-Ethernet Solutions

To achieve broad market acceptance, Power-over-Ethernet solutions must support the existing Ethernet network without requiring complex configurations or higher costs relative to the costs of installing or deploying non-Power-over-Ethernet-enabled networks. In addition, we believe that Power-over-Ethernet solutions must address the following technical and market challenges:

•
Protecting investment in existing end-devices and infrastructure. The large installed base of end-devices, such as personal computers and network interface cards, connected to the Ethernet and the existing Ethernet infrastructure, including cables, connectors, patch panels and other components, were not originally designed to transmit power. In order for Power-over-Ethernet solutions to be adopted, they must avoid damaging these existing end-devices and infrastructure when transmitting power.

•
Compatibility with existing LAN switches. There is a large installed base of LAN switches lacking Power-over-Ethernet capabilities, which would be costly to replace. Therefore, Power-over-Ethernet solutions must support this existing switch infrastructure by enabling switches to deliver power to end-devices without the need for substantial modification to existing networks and without creating a need to replace existing switches.

•
Compatibility with pre-standard technologies. Prior to adoption of the Institute of Electrical Electronics Engineers 802.3af industry standard, Power-over-Ethernet was implemented in proprietary formats, principally by us and another company. Power-over-Ethernet solutions must support existing end-devices that were based on prior technologies, as well as end-devices based on the industry standard.

•
Preventing disruption of Ethernet networks. Delivery of power over an Ethernet network must not disrupt or impair the continuous transmission of data being delivered over that network. In addition, as Ethernet standards continue to evolve, Power-over-Ethernet solutions must be capable of operating with existing standards, as well as accommodating emerging standards, such as higher speed Ethernet or gigabit Ethernet.

•
Power management. The demands on system power increase as Ethernet switch manufacturers introduce larger port count switch configurations, such as 24- and 48-ports, which support more end-devices. In many system configurations, the amount of power available for distribution is insufficient to supply all ports simultaneously. Power-over-Ethernet solutions must have the capability to manage and balance the power needs of each port.

•
Physical design constraints. Under existing industry practice, LAN switches generally conform to certain standard physical dimensions. This space constraint creates a number of technical design challenges when adding Power-over-Ethernet functionality to a LAN switch. For example, the location of power components on the switch’s circuit-board is critical to reducing electro-magnetic interference noise generated by power transmission through the switch. In addition, Power-over-Ethernet systems must be energy efficient to minimize heat dissipation, which can shorten the expected useful life of switch components.

Power-over-Ethernet technology offers users important benefits compared to relying on separate power cabling. These benefits include continuous transmission of power even during power failures or disruptions and improvements in network deployment by allowing flexibility in placing end-devices where electrical outlets are not readily available. Although end-users must incur the cost of adding Power-over-Ethernet functionality to LAN switches or purchasing Power-over-Ethernet enabled switches, these implementation costs are offset by the savings attributed to eliminating the need for installation of separate electrical outlets and wiring for each end-device.

Even if solutions are developed which meet the technical and market challenges of Power-over-Ethernet, Power-over-Ethernet technology may not have an advantage over separate power cabling. Power-over-Ethernet can provide cost savings relative to separate power cabling; however, most enterprises cannot realize these savings because they already utilize separate power cabling to power their networked end-devices. Therefore, Power-over-Ethernet generally, and our products, in particular, can only offer savings over separate power cabling in situations where new network installations are being considered and where end-devices are installed in locations away from the existing power cabling infrastructure. In addition, Power-over-Ethernet technology adds a level of complication to switch vendors’ LAN switch design implementation process, including extensive testing and complex circuitry, that is not found in the existing power cabling infrastructure. Finally, although we believe that there is a growing market for Power-over-Ethernet technology, adoption of new Power-over-Ethernet enabled infrastructure, even for specific and limited end-devices, will take time because of the ubiquity and general market acceptance of the use of separate power cabling.

The PowerDsine Solution

We provide integrated circuits, modules and systems that enable end-users to implement Power-over-Ethernet in LANs quickly and cost effectively. Our Power-over-Ethernet products also provide the following specific benefits for customers that want to deliver power to their Ethernet networks:

•
Intelligent device detection. Our Power-over-Ethernet products automatically detect whether end-devices connected to the network can receive power over the Ethernet. Our products deliver power over the Ethernet only when a compatible device is identified and block the transmission of power to any end-device not equipped to receive power over the Ethernet. This detection capability prevents damage to end-devices that are not Power-over-Ethernet compatible.

•
Support for existing LAN switches and end-devices. Our midspan products protect investment in existing end-devices and infrastructure by enabling end-users to introduce Power-over-Ethernet to their LAN without replacing their existing switches or complex configurations. In addition, we offer a splitter that enables an end-device to receive power over an Ethernet cable, even though the end-device originally was not designed to do so. The splitter separates the power from the data delivering each to the standard power and data inputs at the end-device.

•
Full interoperability and seamless data transmission. Our products comply with the Institute of Electrical Electronics Engineers 802.3af industry standard, which ensures interoperability with other Power-over-Ethernet end-devices that comply with the industry standard, as well as with those devices that incorporate pre-industry standard Power-over-Ethernet technology. We test our products thoroughly at the power, data and system levels to ensure interoperability and transmission integrity. Our products also support devices introduced prior to adoption of the standard and are capable of accommodating future Ethernet standards, such as gigabit Ethernet, thus protecting the investment customers make in our technology.

•
Centralized power management. Our products detect abnormal power consumption patterns, and can anticipate problems with end-devices and block the transmission of power to potential problem devices before a malfunction causes a system overload or short circuit, as well as enable end-users to shut down or reset end-devices remotely, simplifying the management of power to end-devices and increasing network reliability and security.

•
Power optimization technology. Our products incorporate our proprietary power management technology, which improves the distribution and delivery of power to LAN switch ports. Our technology prioritizes which power demands to fulfill based on the power needs of each switch port and the power budget constraints of the switch system. Our power management technology improves energy efficiency, reduces electrical costs and enhances troubleshooting capabilities.

•
Efficient product design and integration. We offer our customers a variety of integrated circuits, circuit board modules and full power modules to meet their Power-over-Ethernet integration needs. We work with our communications equipment manufacturing customers at a systems level, configuring our products to meet specific technical requirements of the customer’s switch. We intend to continue investing in integrated products to allow easy integration into LAN switches.

Our Strategy

Our strategy is to continue leading the development of new power management solutions for communications network applications. We intend to accomplish this by:

Expand the use of Power-over-Ethernet.  We will continue to implement our certification program which allows end-users to determine whether their end-devices are compatible with our Power-over-Ethernet products, in order to increase market adoption of our Power-over-Ethernet products.

Focusing on large markets and emerging applications. We focus on the large, growing LAN switch market. Our current Power-over-Ethernet products are used principally to support voice-over-IP phones, as well as wireless LAN and advanced security device applications. We believe that as voice, video and data services continue to converge onto Ethernet networks, other attractive market applications will emerge for which our Power-over-Ethernet technology will be a convenient and cost-effective power solution. We intend to pursue new applications for Power-over-Ethernet, including personal computers, personal digital assistants, set-top cable boxes, and industrial and home automation and control devices.

Pursuing end-device opportunities. We believe integrating Power-over-Ethernet technology into end-devices represents a large and growing opportunity. Many end-devices can be attached to a port and each of these end-devices must be able to receive power. While our products currently target the LAN switch market, in the future, we intend to offer customers integrated Power-over-Ethernet products specifically for incorporation into end-devices.

Creating new, high volume opportunities by using standards-based solutions. We believe that the adoption of the Institute of Electrical Electronics Engineers 802.3af industry standard in June 2003 has facilitated the growth of the Power-over-Ethernet market by allowing interoperability of different manufacturers’ products. We were a key contributor to the industry standard and were instrumental in its adoption. We believe this provides us with a competitive advantage since the standard reflects our own technology. Furthermore, we believe our role in the development and adoption of the standard has given us a competitive edge in marketing our products to original equipment manufacturers who are adopting this industry standard in their switches and end-devices. We intend to continue developing and offering new products that meet the industry standard. We also intend to use the experience we gained in the development and adoption of the industry standard to drive adoption of other new industry standards, such as a high power Power-over-Ethernet standard, which we believe will create new market opportunities for us.

Working closely with customers at a systems level. We work closely with our customers at a systems level in order to design and develop power management solutions that they can integrate effectively into their products. This requires working with our customers not just on specific components, but rather, on the design of their entire system to achieve desired functionality and faster product introduction. We believe that continuing to bring systems knowledge and cost savings to our customers will increase market acceptance of our technology and create barriers to entry for our potential competitors.

Applying our multidisciplinary research and development approach to delivering power management solutions. Through our research and development efforts we have developed an in-depth understanding of Ethernet and communications protocols. Using this understanding in combination with our mixed signal design, digital signal processing and power transmission design expertise, we will continue to expand and upgrade the capabilities of our existing products and develop new products.

Our Products

We offer primarily Power-over-Ethernet products, consisting of our midspans and integrated products. We also offer telecommunications products, consisting of digital subscriber line, or DSL, power modules, telephone ring signal generators and application specific integrated circuit, or chip controllers.

Power-Over-Ethernet Products

Midspans. Our PowerDsine 3000, 6000 and 8000 midspan series of products enable Ethernet networks with switches that do not have Power-over-Ethernet capabilities to transmit power over Ethernet cables. We offer midspans with 1-port, 6-port, 12-port, 24-port and 48-port capability, in order to provide end-users with greater network deployment flexibility. These products can be used to power all major voice-over-IP phones, wireless LAN access points, including Bluetooth (evolving standard for short-range wireless communications) and advanced security devices that currently are commercially available.

Network Deployment with our Midspan

A midspan, as indicated in the diagram, is a standalone system that adds Power-over-Ethernet capability to existing LAN equipment. The midspan is connected between a LAN switch and the end-devices. Our midspan products enable end-users to introduce Power-over-Ethernet to their network without replacing their existing switches or requiring complex configurations. In addition, our midspan products provide uninterrupted operation during power failures and disruptions by distributing centralized backup power to end-devices on the network and eliminating the need for a separate, uninterrupted power supply for each end-device.

Through intelligent device detection, a process known as auto-negotiation, our midspan products first determine whether an end-device is equipped to receive power over the Ethernet network. If the end-device has been designed to receive power over the Ethernet network, our midspan distributes low voltage power over the Ethernet cable, without disrupting the data transmission. Typically, this power is transmitted at 48 volts delivering 15.4 watts of power, in compliance with the Institute of Electrical Electronics Engineers 802.3af industry standard. If the end-device has not been designed to receive power over the Ethernet network, our midspan blocks the transmission of power to that device to prevent damage.

We also offer a remote management system called PowerView, which is a proprietary software system that permits remote control of Power-over-Ethernet capabilities. Our PowerView software enables customers to remotely monitor our midspans and control the power supplied to each Ethernet-connected end-device. PowerView can reduce system costs by allowing Ethernet-connected end-devices to be controlled real-time from any computer connected to the Internet, providing alerts of status changes and enhancing network security by enabling the shutdown or resetting of end-devices and prioritizing delivery of power to end-devices.

In addition to our midspan products, we also offer splitters. A splitter is a device located at the end-device, which separates the data and power transmitted over an Ethernet cable, allowing each to be received by the end-device through its independent input ports. The splitter permits the delivery of power and data over an Ethernet cable to an end-device that was not originally designed to receive power over the Ethernet.

Our Power-over-Ethernet midspan and splitter products consist of the following:

Product	Description	Date Introduced	Primary Market Application
PD-6001	1-port Power-over-Ethernet midspan	04/02	Wireless LAN access points, advanced security cameras
PD-6006	6-port Power-over-Ethernet midspan	04/02	Wireless LAN access points, indoor security devices
PD-6012	12-port Power-over-Ethernet midspan	04/02	Voice-over-IP phones and highly populated enterprise wireless LANs
PD-6024	24-port Power-over-Ethernet midspan	04/02	Voice-over-IP phones
PD-6548	48-port Power-over-Ethernet midspan	03/05	Voice-over-IP phones
PD-3001	11-port Power-over-Ethernet midspan	12/04	For use by small and medium sized businesses for voice-over-IP phones and wireless LAN access points
PD-3006	6-port Power-over-Ethernet midspan	12/03	For use by small and medium sized businesses for voice-over-IP phones and wireless LAN access points
PD-3012	12-port Power-over-Ethernet midspan	12/03
PD-8001	1-port Power-over-Ethernet midspan	04/05	For products that require high
PD-8006/12	6-port and 12-port Power-over-Ethernet midspan	10/03	power, up to 39 watts, such as advanced security cameras
PD-401	Low Voltage Power-over-Ethernet splitter	06/00	Wireless LAN access points
PD-801	High Voltage Power-over-Ethernet splitter	10/03	Advanced security cameras

Integrated Products. Our integrated Power-over-Ethernet products are incorporated directly onto our customers’ switch systems and circuit boards. Enterprises seeking to replace their existing switches can deploy Power-over-Ethernet-enabled switches containing our integrated products, thereby eliminating the need for a midspan. Our integrated products incorporate our Power-over-Ethernet, power management and auto-negotiation technology onto an integrated circuit. These products come in a variety of configurations, including chipsets, Dual In-Line Memory Modules (DIMMs), Single In-Line Packages (SIPs) and power modules. DIMMs and SIPs are standard, off-the-shelf products that can be customized to enable our Power-over-Ethernet customers to meet their specific design needs and engineering capabilities. Both the DIMMs and the SIPs incorporate our integrated circuits and additional components onto a single card that is plugged into a switch’s circuit board. To date, our integrated products have been designed into more than 100 LAN switches from multitude of manufacturers.

We believe that we were the first company to sell a Power-over-Ethernet integrated circuit commercially. Our first generation integrated circuit, the PD-64008, which we also refer to as the Ido chip, forms the basis of our current integrated and midspan products. Our second generation Power-over-Ethernet integrated circuit, the PD-64012, which we also refer to as the Ron chip, is a fully integrated Power-over-Ethernet system-on-a-chip. Used in conjunction with our microcontroller, the Ron chip forms the basis of a chipset, increasing port connections from eight to twelve ports. The Ron chip reduces the number of components necessary to develop a Power-over-Ethernet enabled switch, thereby reducing overall system cost. The Ron chip uses Freescale’s SmartMOS8 process, which allows power, high voltage analog, and high density digital signal processing to be integrated onto a single chip.

Currently, we offer our customers the following Power-over-Ethernet integrated products:

Date
Product	Description	Introduced	Basic Functionality
PD64012	12-channel Power-over-Ethernet Manager integrated circuit (“Ron” chip)	11/03	12-port, mixed-signal, high-voltage, fully integrated Power-over-Ethernet system-on-a-chip.
PD63000	48 port Power-over-Ethernet Conroller for 4 PD64012 or PD64004 combinations	11/03	Manages a full featured 48 port Power-over-Ethernet system comprising of PD64012 and PD64004 chips.
PD64004	4-channel Power-over-Ethernet Manager integrated circuit	05/04	4-port, mixed-signal, high-voltage, fully integrated Power-over-Ethernet system-on-a-chip.
PD33000	8 port Power-over-Ethernet+ Controller for 2 PD64004	05/04	4 or 8 port system manager, driving PD64004 chips, optimized for low port density switches
PD64008	8-channel Power-over-Ethernet Driver integrated circuit (“Ido” chip)	04/02	8-port, mixed-signal, Power-over-Ethernet driver.
PD65008	8-port Power-over-Ethernet SIP Driver	01/02	8 to 48-port Power-over-Ethernet modules, based on the Ido chip
PD66000	Power-over-Ethernet SIP Controller	01/02	utilizing industry-standard SIP packaging
PD65008- DIMM	8-port Power-over-Ethernet DIMM Driver	04/03	8 to 48-port Power-over-Ethernet
PD66000- DIMM	Power-over-Ethernet DIMM Controller	04/03	modules, based on the Ido chip, utilizing industry-standard DIMM package and mechanics.
PD67024M	24-port Power-over-Ethernet Master DIMM	03/04
12 to 48-port Power-over-Ethernet modules, based on the Ron chip modules, utilizing the industry standard DIMM package and mechanics. These DIMM products are available in a master/slave configuration, with the master (or primary) DIMM controlling the delivery of power to other end devices directly or though the slave(or secondary) DIMM

PD67024S	24-port Power-over-Ethernet Slave	03/04
DIMM
PD-IM-7024	Power-over-Ethernet Power Module	07/02

An Ethernet switch line power supply integrating 24-port Power-over-Ethernet for stackable switches, sourcing power to the switch as well as the switch ports. Based on the Ido chip, it enables seamless integration of Power-over-Ethernet into the switch.

Telecommunications Products

DSL Power Modules. Our DSL power modules are remote power feeding modules that deliver high voltage power over copper lines from a local telephone central office and convert it into low voltage power that can be used by an end-user. DSL systems enable telephone companies to provide high-speed data transmission, also called broadband, services on a cost-effective basis over existing copper lines. However, a signal can weaken as it travels along the wires, limiting the effective data transmission over long distances. We believe that our products extend the effective distance of DSL remote power feeding.

Our DSL power modules are compact and can easily be integrated into our customers’ systems. These power modules can reduce significantly the overall size, power consumption and cost of our customers’ broadband systems.

Telephone Ring Signal Generators and ASIC Controllers. We design and manufacture a range of telephone ring signal generators and ASIC controllers that convert direct current, or DC, voltage into the high alternating current, or AC, voltage needed to deliver incoming call signals over telephone lines. Our digital signal processor-controlled modules produce a clean, low distortion signal that is suitable for short and long distance applications. Our patented ASIC controllers are the fundamental building-block components of the ring signal generator module. These ASIC controllers allow our customers to build low cost, high performance ring generators on a printed circuit board. Our technology also converts electrical current from DC to AC in a single stage, as opposed to the more standard and less efficient, multiple stage processes, resulting in increased reliability and lower cost.

Revenues by Category of Activity

Activity	Year ended December 31
	2002		2003		2004
	USD in thousands	Percentage	USD in thousands	Percentage	USD in thousands	Percentage
Telecommunications	$2,801	17.1%	$2,602	10.4%	$2,673	6.5%
Power-over-Ethernet	13,609	82.9	22,502	89.6	38,495	93.5
Total	$16,410	100.0%	$25,104	100.0%	$41,168	100.0%

Geographic Market

Region	Year ended December 31
	2002		2003		2004
	USD in thousands	Percentage	USD in thousands	Percentage	USD in thousands	Percentage
North America	$10,854	66.0%	$15,427	61.5%	$23,670	57.5%
Europe (Including Israel)	3,229	20.0	7,302	29.0	9,692	23.5
Asia-Pacific	2,327	14.0	2,375	9.5	7,806	19.0
Total	$16,410	100.0%	$25,104	100.0%	$41,168	100.0%

Customers

We have derived the majority of our sales from a small number of customers. The identities of our principal customers have changed, and we expect that they will continue to change, from year to year. For the year ended December 31, 2004, our four largest customers Avaya, Westcon Group, Symbol and Anixter, accounted for approximately 19%, 10%, 9% and 8% of our sales, respectively, or an aggregate of 47%. We expect that a small number of customers will continue to account for a large percentage of our sales. Our customers include original equipment manufacturers, original design manufacturers and distributors.

Our ten largest customers in terms of our sales for the year ended December 31, 2004 are: Avaya, Westcon Group, Inc., Symbol, Anixter, Nortel, 3COM, Mitel, Ericsson, WAV, Inc. and Proxim Corp.

Sales And Marketing

We market and sell our integrated products and midspans directly to original equipment manufacturers and original design manufacturers. In addition, we sell our midspans to distributors that market and sell them to value-added resellers and integrators. Our salesmen are located in Israel, the United States, the United Kingdom, Belgium, Taiwan, Japan, Portugal and Korea, and currently consist of 22 personnel.

Direct Sales

We invest significant resources to persuade original equipment manufacturers in the communications equipment market to incorporate our integrated solutions into their products. Frequently, it takes many months from the time of initial contact with a potential original equipment manufacturer customer until the customer agrees to incorporate our products into its systems. Following a decision to integrate our products into their systems, we work closely with our original equipment manufacturer customers to engineer our integrated solutions so that they address our customers’ particular needs. We assign a marketing product manager to each specific PowerDsine product line and a sales account manager to each original equipment manufacturer customer. Both meet regularly with the customer. In addition, we assign a research and development manager to work with the marketing product manager and the sales account manager to develop a power management solution for the original equipment manufacturer customer. Following design and development, our customer care group provides our original equipment manufacturer customers with product support.

To date, we have derived the majority of our sales from a small number of customers. We have not entered into any agreements with some of our largest customers, including Avaya, and instead rely on purchase orders with them. In addition, our agreements, to the extent that we have them, do not contain minimum purchase commitments.

Distributors

In addition to direct sales, we currently market our midspans through local distributors in North America, Europe, Japan, South Africa and Australia. We have five sales representatives in the United States and three sales representatives in Europe who are responsible for marketing to distributors. These sales representatives develop sales incentives programs for our distributors and prepare and provide educational and marketing materials for the distributors to use with end-users.

We have entered into distribution agreements with some of our distributors. Under the terms of these distribution agreements, we have granted distributors the right to market our products in a designated area for an initial period of approximately one year. Following expiration of the initial period, the distribution agreement with each distributor is renewed automatically, unless we or the distributor give sufficient prior written notice of termination.

Our marketing organization develops strategies and implements programs to support the sale of our products and technology and to enhance our position in the markets for Power-over-Ethernet and power management. Our current marketing efforts include various programs designed to increase industry visibility including, trade shows and events, speaking engagements, ongoing interaction with industry analysts and the media, as well as targeted marketing programs. We also view our web site as an important marketing tool. We intend to enhance our web site to create a reference site for Power-over-Ethernet standards, technology and design, featuring broad-based coverage of issues relevant to the Power-over-Ethernet technology and industry, as well as important product and market trends.

Certification Program

In September 2000, we introduced a certification program to ensure seamless Ethernet end-device compatibility and interoperability with our midspan products and integrated products. We have independently tested over 160 network devices to ensure compatibility with our Power-over-Ethernet products. Our product certification program gives an end-user access to our technology and offers development and design assistance ensuring that their system will be compatible with the Institute of Electrical Electronics Engineers 802.3af industry standard and will function properly. Through this program, our research and development engineers become familiar with the design needs and system requirements of switch manufacturers and end-device designers, which allows them to anticipate customer needs and focus on product innovations.

Technical and Marketing Support

Our service network consists of customer support representatives and qualified application engineers who evaluate specific customer design issues and work with customers to provide the best solution for integrating our solutions into their voice and data applications. We also offer free application and technical support to customers interested in building Power-over-Ethernet compatible devices.

Technology

Our proprietary technology integrates digital signal processors, real-time software controls, magnetic design components, advanced switching techniques and digital control systems. Our core technology is based on a mixed signal approach, which integrates digital and analog functions. Most of our products contain microprocessors that replace traditional analog control circuits and power management functions. Our designs integrate management, control, provide diagnostic reports and test functions on one chip and reduce the overall number of components needed to perform a given task. In addition, we have significant systems-level expertise, in particular, expertise in system design, including system architecture, electro magnetic interference, radio frequency interference, heat dissipation, efficiency and power management. Our knowledge and expertise in systems enable us to develop products that reduce overall system costs.

Our Power-over-Ethernet product line includes proprietary detection algorithms and mechanisms that are at the core of a Power-over-Ethernet system. Our SPEAR technology, an internal power control and monitoring circuit, is implemented on each power channel associated with a port and delivers power only when a Power-over-Ethernet ready end-device is connected to the network. Through a process known as auto-negotiation, this technology prevents the undesired introduction of power on an Ethernet cable and resulting damage of end-devices that are not equipped to receive power over the Ethernet. SPEAR, along with other control circuitry, constantly monitors the LAN and remotely detects the connection and disconnection of any end-device connected to a LAN switch port.

SPEAR implements auto-negotiation by sending a very small signal over the Ethernet cable to the network end-device and analyzing the return signal. This returned signal is actually the “signature” of the end-device. Our algorithm analyzes this signature and determines whether the end-device is equipped to receive power over the Ethernet. SPEAR also protects against channel overloads, short circuits, reversed polarity caused by a faulty connection or a crossed cable and other hazardous conditions related to Ethernet cable connections.

The SPEAR technology outlined above is compliant with the Institute of Electrical Electronics Engineers 802.3af industry standard for Power-over-Ethernet. In addition, we maintain other proprietary algorithms that have additional features that enable us to detect end-devices that are capable of receiving power over the Ethernet but do not comply with the Institute of Electrical Electronics Engineers 802.3af industry standard. Moreover, our technology enables us to implement other more enhanced features and functionalities that are beyond the scope of the Institute of Electrical Electronics Engineers 802.3af industry standard.

Research and Development

We engage in substantial research and development activities to expand and improve the capabilities of our existing products and technology and to develop new products and technologies. We employ engineers with expertise in multiple areas, including digital signal processing designers, high voltage design engineers, telecommunication and data communication systems architects, analog control system engineers, integrated circuit designers and thermal design experts, all of whom are highly qualified in their particular field or discipline. Because we believe that our future success depends upon our ability to maintain our technological advantage, we intend to continue to devote a significant portion of our personnel and financial resources to research and development.

All of our research and development activities take place in Israel and the United States. At December 31, 2004, 60 of our employees, representing 46% of our total employees, were engaged primarily in research and development. Our research and development team is divided according to our existing product lines. Each product line team is headed by a team leader and includes software or hardware engineers and quality control technicians. For the year ended December 31, 2004 our research and development expense was $6.7 million and for the year ended December 31, 2003 it was $5.2 million.

We place particular emphasis on the quality of our products. In order to ensure reliability during the production of our products, we focus on the design and development stage. This includes extensive design review during the design of any of our products, care in choosing reliable components, testing our products in severe environmental conditions, including conditions involving high humidity, high and low temperatures and extreme vibrations. In addition, our products undergo design and testing procedures known as the HALT/HASS processes, which subject our products to extreme conditions, designed to ensure that hidden defects in our products will be detected and fixed prior to being shipped to customers. Our efforts in the testing and review qualification process enable us to eliminate most of the design problems before a product goes into mass production.

As part of our commitment to quality, we have obtained the ISO 9001 certification and rely only on subcontractors who have received the ISO 9002 certification. These standards define the procedures required for the manufacture and supply of products with predictable and stable performance and quality. ISO 9001 and ISO 9002 are certifications that evidence compliance with the quality management standards set by the International Standards Organization. We believe that our own certification and our reliance only on subcontractors who have been certified to these standards evidences our attention to quality standards and compliance with regulatory requirements.

Intellectual Property And Proprietary Rights

As of December 31, 2004, we own three U.S. patents, one patent issued in each of China, South Africa, Australia, Taiwan, New Zealand and one patent approved in Singapore, in each case, relating to our Power-over-Ethernet technology. These patents will expire in 2019. We have an additional three U.S. patents relating to our ring signal generators. In addition, we have a total of over 40 patent applications pending in nine countries, through the Patent Cooperation Treaty route and before the European Union. There can be no assurance that the pending applications will result in the issuance of any patents. There can be no assurance that either the granted or approved patents or the pending applications, if issued, will be held valid or enforceable if challenged. We intend to continue to pursue patent protection for our inventions in the United States and other selected countries.

We believe that two of our issued U.S. patents relating to our Power-over-Ethernet technology may cover technology described in the Institute of Electrical Electronics Engineers 802.3af industry standard. Because of our involvement in the standard-setting process, we may be required to license certain of our core technology, including technology covered by these two patents, on a reasonable and non-discriminatory basis to a current or future competitor, to the extent required to carry out the Institute of Electrical Electronics Engineers 802.3af industry standard.

While we rely on patent and other intellectual property laws to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining our market position. We enter into confidentiality agreements, as appropriate, with our employees, consultants and customers, and otherwise seek to control access to, and distribution of, our proprietary information. These measures, however, afford only limited protection. There is no guarantee that these safeguards will protect our technology and other valuable competitive information from being used by competitors.

PowerDsine is a registered trademark in the United States, Israel, Japan and is registered as a community trademark in Europe.

Manufacturing

Subcontractors

We depend on a small number of subcontractors with limited manufacturing capacity to manufacture, assemble, test and perform related services for our products. These functions are performed for us in Israel by A.L. Electronics and Sanmina, in the Philippines by Ionics and in China by Union Bridge. These subcontractors provide us fully assembled, or “turn-key,” services. The contracts we have with these manufacturers do not have minimum purchase requirements and allow us to purchase products from the manufacturers on a purchase order basis. Each contract has a one-year term that automatically renews for a successive one-year term unless either we or the manufacturer gives six months written notice of termination prior to the expiration of the term.

We outsource the manufacturing, assembly and testing of all our products. Outsourcing allows us to focus our resources on designing, developing and marketing our products. We conduct in-house prototype development and present detailed product descriptions to our subcontractors who then purchase the necessary components and manufacture the product. We provide our subcontractors with testing equipment and specifications for quality control measurement purposes. We maintain in-house materials procurement, testing and quality control functions. We control and monitor the quality of our products through our automatic testing equipment and through visits with and audits of our subcontractors.

Suppliers

We obtain our current Power-over-Ethernet integrated circuit, called the Ido chip, from Austria Mikro and our second generation Power-over-Ethernet integrated circuit, called the Ron chip, from Freescale. We also rely on sole source suppliers for the microcontrollers and power supplies that are incorporated into our products. If any of our suppliers becomes unable to or refuses to manufacture these components or if they experience delays in delivery of, or shortages in these components, it could interrupt and delay manufacturing of our products. We estimate it would take us at least twelve months to find a new supplier, qualify their process and modify our products to incorporate a new integrated circuit in place of the Ido chip and at least fourteen months to find a new supplier, qualify their process and modify our products to integrate a new integrated circuit in place of the Ron chip. There are a limited number of manufacturers with the capability to supply the Ron chip. If we are unable to obtain these integrated circuits or components from our current suppliers, we may not have sufficient inventory to continue manufacturing our products during the time required to find a new supplier, qualify their process and modify our products. We believe that we would be able to identify alternate suppliers of microcontrollers and power supplies in the event of a disruption in supply and that our inventory of these components is sufficient to enable us to continue manufacturing during the time that it would take to identify an alternate supplier and integrate substitute components.

In August 2001, we entered into a development and production agreement with Austria Mikro, pursuant to which we cooperated with Austria Mikro to develop the Ido chip. Under this agreement, we have all rights in the intellectual property that resulted from the Ido chip development and Austria Mikro is required to assist us with any documents necessary for the protection of those intellectual property rights. We currently purchase Ido chips from Austria Mikro. We have satisfied our purchase obligations under the agreement. Although the agreement has expired, Austria Mikro continues to supply us with the Ido chip and we have requested an extension of the term through June 30, 2006.

In February 2003, we entered into a development agreement with Freescale, pursuant to which we and Freescale are cooperating in the development of the Ron chip, using intellectual property from each of us. Under the agreement, we agreed to purchase exclusively from Freescale, and Freescale agreed to exclusively manufacture for us and sell to us, the Ron chip. Freescale also is providing us with technical services relating to the manufacture of the Ron chip. These services include supervising the operation and maintenance of the production lines for the Ron chip and purchasing the components necessary to produce the Ron chip.

Under the agreement, we are required to purchase from Freescale an agreed cumulative quantity of the Ron chip by June 30, 2006. If we do not purchase this amount, we are obligated to compensate Freescale, at our election: (1) by paying Freescale the remaining value of the development cost for the Ron chip; (2) by ordering from Freescale, within 30 days, the remaining units necessary to reach the cumulative quantity set forth in the agreement; or (3) by providing Freescale the rights to sell the Ron chip without restriction pursuant to terms to be agreed to by us and Freescale.

Freescale may terminate the agreement if we transfer all or substantially all of our assets, all or substantially all of the assets of our business unit relating to the agreement, or our shares, resulting in a change in control, to a party who Freescale deems, in its sole discretion, to be a competitor of Freescale, subject to the notice requirements set forth in the agreement. The agreement defines “control” as the ability to direct our management or policies, whether through the ability to vote our shares, by contract or otherwise. If Freescale exercises its right of termination, Freescale shall continue to sell Ron chips to us for a period of 18 months.

Any intellectual property developed jointly with Freescale under this agreement will be both ours and Freescale’s property. We will jointly file patent applications covering this intellectual property, with both of us named as owners. Freescale has the right to grant non-exclusive licenses to patents issued with respect to these jointly-filed applications and associated jointly-owned copyrights. Under certain circumstances, Freescale could take exclusive title to these applications leaving us with a non-exclusive license to the invention in the application. Freescale is not permitted to develop Power-over-Ethernet devices for the Power-over-Ethernet market that are used for the same purpose and perform the same functions as the Ron chip for a period of one year after we certify that the Ron chip meets agreed specifications. After that period, Freescale is obligated to use commercially reasonable efforts to offer the Ron chip to third parties through us, and we are obligated to negotiate with Freescale in good faith if Freescale wants to develop a device for the Power-over-Ethernet market with the same functions as the Ron chip. The agreement terminates on December 31, 2007, unless we reach an agreement with Freescale to extend the term of the agreement before March 30, 2008. After we accept the Ron chip designed by Freescale, Freescale is obligated to supply the Ron chip to us under the terms of the agreement for an additional 18 months after the agreement is terminated or otherwise expires.

Competition

We face significant competition in the markets in which we participate. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. Our current principal competitors in the Power-over-Ethernet midspan product market include Red Hawk, Inc., Sprint and Systems Engineering International Inc. In the integrated circuit market, our main competitors include Texas Instruments, Maxim Integrated Products, Inc., Linear Technology Corp., Micrel Semiconductor, Inc., National Semiconductor, Inc. and SuperTex, Inc. We believe that others, such as, Delta Networks, D-Link Corporation, Accton Technology Corporation, Panduit Corp. and MiLAN Technology have recently introduced or may soon introduce competitive midspan products. These and our competitors’ integrated products may have better performance, lower prices and broader acceptance than our products. Many of our current and potential competitors have significantly greater name recognition, larger customer bases, more established customer relationships and greater financial, technical, manufacturing, marketing and other resources than do we. In addition, for semiconductor chips, manufacturers generally qualify more than one source to avoid dependence on a single supply source. As a result, our customers likely also will purchase products from our competitors.

Product Certifications

Under applicable law, most electrical devices currently manufactured require certifications from independent safety and testing organizations. Two of the most recognized organizations are Underwriters Laboratories, an independent, not-for-profit product safety testing and certification organization for the United States and Canada, and TÜV Rheinland/Berlin-Brandenburg Group, a similar organization in Europe. Our U.S. subsidiary submits all of our products to the local offices of both organizations. Once approved, all of the products we sell carry the applicable UL and TUV markings. The approval process typically takes between eight to 16 weeks to complete, and requires that we submit samples and design materials.

All of our products meet UL 1950, CSA22.2.950, and EN 60950 telecom and safety requirements.

C.       ORGANIZATIONAL STRUCTURE

PowerDsine Inc. is our only subsidiary and it is wholly owned. PowerDsine Inc. is a corporation incorporated under the laws of New York.

D.    PROPERTY, PLANTS AND EQUIPMENT

We lease our main office and research and development facilities, located in the Industrial Zone in Hod Hasharon, Israel, pursuant to a lease that expires in January 2006. We occupy approximately 32,300 square feet. We believe that our offices in Israel are adequate to meet our needs. As of the date of this report, our U.S. subsidiary leases a 6,000 square foot facility in Farmingdale, New York, pursuant to a lease that expires in June 2005 (following an extension of the original lease, which expired in April 2005). Our U.S. subsidiary currently intends to enter into an agreement to lease a 7,400 foot facility elsewhere, which is expected to provide it with offices that are adequate to meet the subsidiary’s needs.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our financial condition and results of operations may change as a result of many factors, including those we discuss in “Risk Factors” and elsewhere in this Annual Report.

A.    OPERATING RESULTS

Overview

We design, develop and supply integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet in local area networks. Our products provide the capability to transmit and manage electrical power over data network cables to power end-devices, such as voice-over-IP phones, wireless LAN access points and advanced security devices that are connected to a data network that uses Ethernet protocol.

We implement our Power-over-Ethernet technology through our integrated products and our system solutions, which we refer to as our midspan products. Our integrated products, consisting of integrated circuits and modules, are embedded in LAN switches that our customers manufacture for use in local area networks and provide these switches with built-in Power-over-Ethernet capabilities. Our midspan products are connected between a LAN switch and an end-device, and inject power into Ethernet networks in which the switches originally were not designed to deliver power over the Ethernet.

In addition to Power-over-Ethernet products, we also sell telecommunications products, including telephone ring signal generators, used to generate incoming call signals for telephones, fax machines, and other devices, and remote power feeding modules for digital subscriber line systems to enhance delivery of power over these systems.

We were incorporated in the State of Israel in October 1994. We developed our Power-over-Ethernet technology in 1998 and were instrumental in the development of the recently-adopted Institute of Electrical Electronics Engineers 802.3af industry standard for delivery of power over Ethernet cables.

Sales

We derived the substantial majority of our sales for the years ended December 31, 2003 and 2004, from our Power-over-Ethernet products. We sell our midspan and integrated products to original equipment manufacturers and original design manufacturers. We also sell our midspan products directly to distributors. The average selling prices for our midspan and integrated products may decrease substantially over time as these products are mass produced and become standardized.

We recognize revenues from sales of products when:

•	an arrangement, usually in the form of a purchase order, exists,

•	delivery has occurred,

•	title has passed to our customer,

•	the price to our customers is fixed or determinable, and

•	collectibility is reasonably assured.

We recognize revenues from sales to distributors when the products are sold to the distributors’ customers.

The following table provides information regarding the breakdown of our sales by geographical region for the year ended December 31, 2004:

Percent of Sales
Region	Year ended December 31, 2004
North America	57%
Europe (including Israel)	24
Asia-Pacific	19
Total	100%

Our principal customers have changed, and we expect that they will continue to change, from year to year. For the year ended December 31, 2004, our four largest customers, Westcon Group, Avaya, Anixter and Symbol, accounted for 47% of our sales. We expect that a small number of customers will continue to account for a large percentage of our sales each year.

Cost of Sales

Our cost of sales consists primarily of costs for the manufacture and assembly of our products by our subcontractors. These manufacturing costs consist primarily of materials and components used by our subcontractors. We purchase our products from subcontractors on a cost plus basis. Prices can change from time to time based on the demand and availability of the raw materials and components required for our products. In addition, cost of sales includes salaries and other personnel-related expenses. We expect our cost of sales to decline if we are able to maintain or increase our current volume of production and continue shifting production to Asia.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and other personnel-related expenses, payments to outside research and development contractors and materials used and other overhead expenses incurred in connection with the design and development of our products. We expense all research and development costs as incurred. We expect research and development expenses to increase in the future as we continue to develop new products and enhance our existing products.

Our research and development expenses as a percentage of sales have steadily decreased during the past three years. Research and development expenses as a percentage of total sales were 16.2% for the year ended December 31, 2004, 20.8% for the year ended December 31, 2003 and 36.9% for the year ended December 31, 2002. This decrease was caused by a combination of increased sales and reduction of our telecommunications research and development staff, the full impact of which was felt in 2002.

We expect that our research and development expenses as a percentage of sales will stabilize or decline, although our actual research and development expenses may increase.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries, commissions and other personnel-related expenses for those engaged in the sales, marketing and support of our products. In addition, our selling and marketing expenses consist of trade show expenses, and promotional and public relations expenses. We expect selling and marketing expenses to increase in the future as we continue to expand our sales and marketing efforts.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees, directors and officers insurance and other general corporate expenses. Our administrative expenses increased in 2004 because we incurred additional costs related to the growth of our business, as well as the costs associated with our becoming a public company, including the costs of our officers and directors’ insurance policy and the costs of annual and periodic reporting.

Stock-based Compensation

We have granted to our employees and directors options to purchase our ordinary shares at exercise prices equal to the fair market value of the underlying shares, as determined by our board of directors, on the option grant date. For financial accounting purposes, we have applied hindsight within each year to arrive at deemed values for the shares underlying our options. We record the difference between the exercise price of an option awarded to an employee or director and the deemed value of the underlying shares on the option grant date as deferred stock-based compensation. The determination of the deemed value of shares underlying options is discussed in detail below in “Critical Accounting Policies and Estimates—Employee Share Options.” We recognize stock-based compensation expense as we amortize the deferred stock-based compensation amounts using the straight line method over the related vesting periods, generally four or five years. In addition, we have awarded options to non-employees to purchase our ordinary shares. Stock-based compensation related to non-employees is measured on a fair-value basis using the Black-Scholes valuation model as the options are earned.

Financial Income (Expenses), Net

Financial income (expenses), net consists primarily of interest earned investment in marketable debt securities, interest from bank deposits, gains or losses from the changes in the U.S. dollar value of balance sheet items denominated in non-U.S. dollar currencies, net of commissions, and banking fees. Our invested funds primarily consist of the proceeds from our initial public offering. We hold our bank account deposits in U.S. dollars.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to uncollectible receivables, inventories, income taxes, financial income, warranty obligations, excess component and order cancellation costs, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our audited consolidated financial statements.

Revenue Recognition

We recognize revenue from product sales in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition. Staff Accounting Bulletin No. 104 requires that four basic criteria be met before revenue can be recognized:

(1) persuasive evidence of an arrangement exists;

(2) delivery has occurred and title has passed to our customer;

(3) the fee is fixed and determinable; and

(4) collectibility is reasonably assured.

In the majority of our agreements with distributors, distributors are entitled to return our products held by such distributors on the date of termination by either party to the agreement. In such terminable agreements, the sales price is neither fixed nor determinable until this cancellation privilege lapses. Therefore, we defer recognition of sales to distributors and the related cost of sales until the product is delivered to the distributors’ customers. We determine criteria (3) and (4) above based on management’s judgment regarding the fixed nature of the fee charged for products delivered and the collectibility of those fees. If management determines these criteria are not met for certain future transactions due to changes in conditions, we may be required to defer recognition of revenue to a subsequent period.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While our credit losses historically have been within our expectations and the allowances we have established, we might not continue to experience the same credit loss rates that we have in the past. Our accounts receivable are concentrated in a relatively few number of customers. Therefore, a significant change in the liquidity or financial position of any one customer could make it more difficult for us to collect our accounts receivable and require us to increase our allowance for doubtful accounts.

Warranty Reserve

We provide for the estimated cost of product warranties at the time we recognize sales. Our reserves to date have not been material. We continuously monitor product returns and maintain a reserve for the related expenses based upon our historical experience and any specifically identified product failures. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

Inventory Valuation

Inventories are stated at the lower of cost or market, cost being determined on a weighted average basis for raw materials and on the basis of production costs for furnished goods. We assess quarterly the value of our inventory and determine whether we need to record an inventory reserve. We also assess for obsolescence our unmarketable inventories based upon assumptions about future demand and market conditions.

Employee Share Options

We have adopted statement of Financial Accounting Standards (“FAS”) No. 123 “Accounting for Stock-Based Compensation” (“FAS 123”), but in accordance with FAS 123, we have elected not to apply fair value-based accounting for our employee stock option plans. Instead, we measure compensation expense for our employee stock option plans using the intrinsic value method prescribed by Accounting Principles Board Option 25, Accounting for Stock Issued to Employees, and related interpretations. We record deferred stock-based compensation to the extent the fair value of our ordinary shares for financial accounting purposes exceeds the exercise price of stock options granted to employees on the date of grant, and amortize these amounts to expense using the accelerated method over the vesting schedule of the options, generally four years.

For the year ended December 31, 2004, we recorded deferred stock-based compensation of $3.9 million. A significant number of stock options that we had granted to our employees vested upon completion of our initial public offering in June 2004. For the year ended December 31, 2003, we recorded deferred stock-based compensation of $10.9 million. We did not have any deferred stock-based compensation for the year ended December 31, 2002. Had different assumptions or criteria been used to determine the deemed fair value of our stock options at the time of our initial public offering, we could have reported materially different amounts of stock-based compensation expenses.

As required by FAS 123, as modified by FAS 148, Accounting for Stock Based Compensation — Transition and Disclosure — an Amendment of Financial Accounting Standards Board (“FASB”) Statement No. 123, we provide in Note 1(M) to our audited consolidated financial statements included elsewhere in this Annual Report pro forma disclosure of the effect of using the fair value-based method of measuring stock-based compensation expense. For purposes of this pro forma disclosure, we estimate the fair value of stock options issued to employees using the Black-Scholes option valuation model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected life of options and our expected stock price volatility. Therefore, the estimated fair value of our employee stock options could vary significantly as a result of changes in the assumptions used.

Functional Currency

The currency of the primary economic environment in which we and our subsidiary operate is the U.S. dollar. Substantially all of our sales are derived in U.S. dollars or in other currencies linked to the U.S. dollar. Purchases of substantially all of our materials and components are carried out in U.S. dollars or are linked to the U.S. dollar. As a result, we have determined that our functional currency is the U.S. dollar.

Monetary balances in non-U.S. dollar currencies are translated into U.S. dollars using current exchange rates. Non-monetary balances in non-U.S. dollar currencies are translated into U.S. dollars using historic exchange rates. For non-U.S. dollar transactions reflected in our statements of operations, we use the exchange rates as of the transaction dates. Depreciation, amortization and changes in inventories and other changes deriving from non-monetary items are based on historical exchange rates. We record the resulting translation gains or losses as financial income or expenses, as appropriate.

Results of Operations

The following table sets forth, for the periods indicated, our consolidated statement of operations expressed as a percentage of total sales:

	Year Ended December 31,
	2002	2003	2004
Sales	100.0%	100.0%	100.0%
Cost of sales	58.8	48.8	48.7
Gross profit	41.2	51.2	51.3
Operating expenses:
Research and development	36.9	20.8	16.2
Selling and marketing	31.5	24.5	18.2
General and administrative	14.7	8.5	6.5
Stock-based compensation	--	4.8	14.6
Total operating expenses	83.1	58.6	55.5
Loss from operations	(42.0)	(7.4)	(4.2)
Financial income (expenses), net	2.8	0.4	1.7
Taxes on income	(0.4)	(0.2)	(0.3)
Net loss	(39.6)%	(7.2)%	(2.8)%

Comparison of the Years Ended December 31, 2003 and 2004

Sales. Sales increased to $41.2 million for the year ended December 31, 2004 from $25.1 million for the year ended December 31, 2003, representing an increase of $16.1 million, or 64%. This sales increase was due to an increase in sales of our Power-over-Ethernet products, which resulted from the continued growth of the Power-over-Ethernet market, the increased penetration of VoIP and wireless LAN, as well as increased acceptance of Power-over-Ethernet by switch manufacturers.

Cost of Sales. Cost of sales increased to $20.1 million for the year ended December 31, 2004 from $12.3 million for the year ended December 31, 2003, representing an increase of $7.8 million, or 63%. This increase resulted from higher sales for the year ended December 31, 2004. Cost of sales as a percentage of sales remained relatively constant despite significantly higher sales in 2004. Cost of sales as a percentage of sales was 48.7% for the year ended December 31, 2004, compared to 48.8% for the year ended December 31, 2003.

Research and Development Expenses. Research and development expenses increased to $6.7 million for the year ended December 31, 2004 from $5.2 million for the year ended December 31, 2003, representing an increase of $1.5 million, or 29%. The increase in research and development expenses resulted principally from hiring additional personnel devoted to research and development, as well as from expenses paid to consultants, and to a lesser extent, for additional amounts spent on materials. Research and development expenses as a percentage of total sales were 16.2% for the year ended December 31, 2004 compared to 20.8% for the year ended December 31, 2003.

Selling and Marketing Expenses. Selling and marketing expenses increased to $7.5 million for the year ended December 31, 2004 from $6.1 million for the year ended December 31, 2003, representing an increase of $1.4 million, or 23%. The majority of the increase was due to the hiring of additional sales and marketing personnel in order to expand our selling and marketing efforts. To a lesser extent the increase was due to an increase in advertising and trade show expenses, travel expenses, and to sales related commissions paid to distributors and sales representatives for sales made through them. Our selling and marketing expenses as a percentage of total sales were 18.2% for the year ended December 31, 2004 compared to 24.5% for the year ended December 31, 2003. The decrease in selling and marketing expenses as a percentage of sales was due to higher total sales for the year ended December 31, 2004.

General and Administrative Expenses. General and administrative expenses increased to $2.7 million for the year ended December 31, 2004 from $2.1 million for the year ended December 31, 2003, representing an increase of $0.6 million, or 29%. This increase was due to the additional costs associated with becoming a reporting company. General and administrative expenses as a percentage of total sales were 6.5% for the year ended December 31, 2004 compared to 8.5% for the year ended December 31, 2003.

Stock-based Compensation. Stock-based compensation for the year ended December 31, 2004 was $6.0 million compared to $1.2 million for the year ended December 31, 2003. The increase is mainly the result of option grants to our President and CEO.

Financial Income (Expenses), Net. Financial income, net, increased to $0.7 million for the year ended December 31, 2004 from $0.1 million for the year ended December 31, 2003. The increase was due to having more cash on hand from the proceeds of our initial public offering, as well as from cash from operations.

Comparison of the Years Ended December 31, 2002 and 2003

Sales. Sales increased to $25.1 million for the year ended December 31, 2003 from $16.4 million for the year ended December 31, 2002, representing an increase of $8.7 million, or 53.0%. This increase was due to an increase in sales of our Power-over-Ethernet products, resulting from our increased focus on Power-over-Ethernet products generally and the continued development of the Power-over-Ethernet market. This increase was offset partially by a decrease in sales of our telecommunications products, which resulted from a continued downturn in the communications equipment industry.

Cost of Sales. Cost of sales increased to $12.3 million for the year ended December 31, 2003 from $9.7 million for the year ended December 31, 2002, representing an increase of $2.6 million, or 26.9%. This increase resulted from higher sales for the year ended December 31, 2003. Cost of sales as a percentage of sales was 48.8% for the year ended December 31, 2003, compared to 58.8% for the year ended December 31, 2002. Cost of sales as a percentage of sales decreased primarily as a result of shifting our production to Asia. We began shifting production of our telecommunications products to Asia in the second half of 2001 and production of our Power-over-Ethernet products in the fourth quarter of 2002. During 2003, a significant portion of our products were manufactured in Asia, which resulted in lower manufacturing costs. In addition, we achieved a higher volume of production as a result of higher sales, which enabled us to negotiate better prices and terms from our suppliers.

Research and Development Expenses. Research and development expenses decreased to $5.2 million for the year ended December 31, 2003 from $6.1 million for the year ended December 31, 2002, representing a decrease of $0.8 million, or 13.7%. Substantially all of the decrease resulted from a reduction in payments to outside research and development contractors upon completion of outsourced research and development projects. Research and development expenses as a percentage of total sales were 20.8% for the year ended December 31, 2003 compared to 36.9% for the year ended December 31, 2002.

Selling and Marketing Expenses. Selling and marketing expenses increased to $6.1 million for the year ended December 31, 2003 from $5.2 million for the year ended December 31, 2002, representing an increase of $1.0 million, or 18.7%. The majority of the increase was due to the hiring of additional sales and marketing personnel in order to expand our selling and marketing efforts. Our selling and marketing expenses as a percentage of total sales were 24.5% for the year ended December 31, 2003 compared to 31.5% for the year ended December 31, 2002. The decrease in selling and marketing expenses as a percentage of sales was due to higher total sales for the year ended December 31, 2003 and our sales in 2003 increasing at a faster pace than our expenses.

General and Administrative Expenses. General and administrative expenses decreased to $2.1 million for the year ended December 31, 2003 from $2.4 million for the year ended December 31, 2002, representing a decrease of $0.3 million, or 11.8%. This decrease was due to a decrease in legal and consulting fees in 2003 compared to 2002 because we retained in-house counsel to perform many services for which we previously had retained outside legal counsel. General and administrative expenses as a percentage of total sales were 8.5% for the year ended December 31, 2003 compared to 14.7% for the year ended December 31, 2002.

Stock-based Compensation. Stock-based compensation for the year ended December 31, 2003 was $1.2 million compared to none for the year ended December 31, 2002. The increase was primarily driven by the differences between the exercise prices and the deemed values of the underlying ordinary shares on the option grant dates.

Financial Income (Expenses), Net. Financial income, net, decreased to $0.1 million for the year ended December 31, 2003 from $0.5 million for the year ended December 31, 2002. The decline was due to a sharp decline in interest rates paid on cash deposits and the decline in the U.S. dollar-NIS exchange rate, which resulted in a loss from the reduction in U.S. dollar value of our NIS-denominated cash balances.

Quarterly Results Of Operations

The following table presents our unaudited quarterly results of operations for the eight quarters in the period ended December 31, 2004. This unaudited information has been prepared on the same basis as our annual audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited information for the quarters presented. You should read this information together with the audited consolidated financial statements and the related notes included elsewhere in this Annual Report. The operating results for any quarter are not necessarily indicative of the results for any future quarters or for a full year.

	Three months ended
	Mar 31, 2003	June 30, 2003	Sept 30, 2003	Dec 31, 2003	Mar 31, 2004	June 30, 2004	Sept 30, 2004	Dec 31, 2004
	(unaudited) (in thousands, except share and per share data)
Sales	$5,138	$5,711	$6,429	$7,826	$8,124	$10,445	$11,028	$11,571
Cost of sales	2,429	2,865	3,210	3,753	4,034	5,095	5,389	5,532
Gross profit	2,709	2,846	3,219	4,073	4,090	5,350	5,639	6,039

Operating expenses:
Research and development	1,182	1,231	1,372	1,435	1,408	1,672	1,727	1,851
Selling and marketing	1,446	1,464	1,505	1,723	1,691	1,843	1,956	2,017
General and administrative	489	469	522	650	450	585	744	899
Stock-based compensation	131	149	487	427	587	4,248	580	572
Total operating expenses	3,248	3,313	3,886	4,235	4,136	8,348	5,007	5,339
Profit (loss) from operations	(539)	(467)	(667)	(162)	(46)	(2,998)	632	700
Financial income (expenses), net	(5)	23	29	46	21	30	288	360
Taxes on income	(24)	-	10	(40)	(33)	(38)	(28)	(22)
Net profit (loss)	(568)	(444)	(628)	(156)	(58)	(3,006)	892	1,038
Net loss per ordinary shares, Basic	(0.34)	(0.27)	(0.38)	(0.09)	(0.03)	(0.56)	0.05	0.06
Diluted	(0.34)	(0.27)	(0.38)	(0.09)	(0.03)	(0.56)	0.04	0.05
Weighted average shares used in computing net loss per ordinary share: Basic	1,659,825	1,659,825	1,659,825	1,660,658	1,677,839	5,409,682	18,625,818	18,821,615
Diluted	1,659,825	1,659,825	1,659,825	1,660,658	1,677,839	5,409,682	20,482,645	20,550,746
As a Percentage of Total Sales:
Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100%	100%	100%
Cost of sales	47.3	50.2	49.9	48.0	49.7	48.8	48.9	47.8
Gross profit	52.7	49.8	50.1	52.0	50.3	51.2	51.1	52.2
Operating expenses:
Research and development	23.0	21.6	21.3	18.3	17.3	16.0	15.7	16.0
Selling and marketing	28.1	25.6	23.4	22.0	20.8	17.6	17.7	17.4
General and administrative	9.5	8.2	8.1	8.3	5.5	5.6	6.7	7.8
Stock-based compensation	2.5	2.6	7.6	5.5	7.2	40.7	5.3	4.9
Total operating expenses	63.1	58.0	60.4	54.1	50.8	79.9	45.4	46.1
Profit (loss) from operations	(10.4)	(8.2)	(10.3)	(2.1)	(0.5)	(28.70)	5.7	6.1
Financial income (expenses), net	(0.1)	0.4	0.5	0.6	0.2	0.3	2.6	3.1
Taxes on income	(0.5)	-	0.2	(0.5)	(0.4)	(0.4)	(0.3)	(0.2)
Net profit (loss)	(11.0)%	(7.8)%	(9.6)%	(2.0)%	(0.7)%	(28.8)%	8.0%	9.0%

We expect that the amount and timing of our sales expenses will vary from quarter to quarter depending on our level of actual and anticipated business activities.

Our sales and operating results are difficult to forecast and will fluctuate, and we believe that period-to-period comparisons of our operating results will not necessarily be meaningful. See “Item 3.D Risk Factors — Our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.”

Effective Corporate Tax Rate

Israeli companies are generally subject to corporate tax at the rate of 34% of their taxable income in 2005. The rate was 35% for 2004, and is scheduled to decline to 32% in 2006 and 30% in 2007. Please also see Note 7 to our audited consolidated financial statements included elsewhere in this report.

Although Israeli companies generally are subject to income tax at the above rates, we have net operating loss carry forwards and we benefit from Israeli government tax exemption programs that will reduce our effective tax rate. As of December 31, 2004, the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to $48 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. We expect that we will generate the substantial majority of our taxable income in Israel.

In addition, the substantial majority of our sales currently are derived from activities related to our investment programs which have been granted approved enterprise status and are, therefore, eligible for tax benefits under the Israeli law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our undistributed income derived from our approved enterprise programs will be exempt from income tax during the first two years in which these investment programs produce taxable income, which will be after we have utilized our net operating loss carry forwards, and subject to a reduced tax rate of between 10% and 25% for the remaining five years of the program. The availability of these tax benefits is subject to certain requirements, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we do not meet these requirements in the future, the tax benefits may be cancelled and we could be required to refund any tax benefits that we have already received. See “Item 10.E. Taxation - Israeli Taxation — Law for the Encouragement of Capital Investments, 1959.”

We may apply for approved enterprise status for additional investment programs. If approved, new benefit periods would apply for those programs, as well as the recently adopted changes to the Law for the Encouragement of Capital Investments, 1959 (see “Item 10.E. Taxation - Israeli Taxation — Law for the Encouragement of Capital Investments, 1959”). If we obtain approved enterprise status for additional investment or if our capital investments are only partially approved, our effective tax rate will be a mix of the various tax rates applicable to the programs. We cannot assure you that we will receive approved enterprise status in the future for our capital investments or that the tax benefits for approved enterprises will continue at current levels.

Our U.S. subsidiary currently generates a small amount of taxable income in the United States. To the extent that our U.S. subsidiary generates taxable income in the United States, our effective tax rate will be a weighted average rate based on the applicable U.S. and Israeli rates.

Impact of Inflation and Currency Fluctuations

All of our sales are in U.S. dollars or are linked to the U.S. dollar, while a portion of our expenses, principally salaries and related expenses of our Israeli personnel, are in New Israeli Shekels. We also maintain cash balances in New Israeli Shekels, which are subject to exchange rate fluctuations. Accordingly, we are exposed to the risk of fluctuation of the New Israeli Shekels in relation to the U.S. dollar. We cannot predict any future trends in the exchange rate of the New Israeli Shekels against the U.S. dollar. Any strengthening of the New Israeli Shekels in relation to the U.S. dollar would increase the U.S. dollar cost of our operations, and affect our U.S. dollar-measured results of operations. We do not engage in any hedging or other transactions intended to manage these risks. In the future, we may undertake hedging or other similar transactions or invest in market risk sensitive instruments if we determine that it is advisable to offset these risks. See also “Item 11. Quantitative And Qualitative Disclosure About Market Risk.”

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued the revised Statement of Financial Accounting Standards FAS No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which a company obtains employee services in exchange for (a) equity instruments of the company or (b) liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (July 1, 2005 for us). This statement applies to all awards granted or modified after the statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

We estimate that the cumulative effect of adopting FAS 123R as of its adoption date by us (July 1, 2005), based on the awards outstanding as of December 31, 2004, will be approximately $240 thousand. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur subsequent to December 31, 2004 and prior to the adoption of FAS 123R. We will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, our financial statements for periods prior to the effective date of the statement will not be restated. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB No. 107”). SAB No. 107 provides guidance on the initial implementation of FAS No. 123(R). In particular, the statement includes guidance related to share-based payment awards with non-employees, valuation methods and selecting underlying assumptions such as expected volatility and expected term. It also gives guidance on the classification of compensation expense associated with share-based payment awards and accounting for the income tax effects of share-based payment awards upon the adoption of FAS No. 123(R). We are currently assessing the guidance provided in SAB No. 107 in connection with the implementation of FAS No. 123(R).

In November 2004, the FASB issued FAS No. 151, "Inventory Costs - an amendment of ARB 43, Chapter 4" (FAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for us). Earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. We do not expect this Statement to have a material effect on our financial statements or results of operations.

In December 2004, the FASB issued FAS No. 153, Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29 (FAS 153).  FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions in FAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for us).  Early application of FAS 153 is permitted. The provisions of this Statement shall be applied prospectively. We do not expect the adoption of FAS 153 to have a material effect on our financial statements or results of operations.

In March 2004, the FASB issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” which provides new gudance for assessing impairment losses on debt and equity investments. Additionally, EITF Issue No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF Issue No. 03-1; however, the disclosure requirements remain effective and have been adopted by us in the financial statements included elsewhere in this report. We will evaluate the effect, if any, of EITF Issue No. 03-1 when final guidance is released.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections”. FAS No. 154 is a replacement of Accounting Principles Board Opinion (“APB”) No. 20 and FASB Statement No. 3. FAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. FAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Statement carries forward the guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. FAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for us). We do not expect this standard to have a material effect on our financial statements or results of operations.

B.	LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have funded our operations primarily through private placements of our equity securities and, to a lesser extent, through borrowings from financial institutions. Through December 31, 2004, sales of our equity securities resulted in net proceeds of approximately $54.5 million, net of issuance expenses.

The following table sets forth the components of our cash flows for the periods indicated:

	Year ended December 31,
	2003	2004
	(in thousands)
Net cash provided by (used in) operating activities	$1,629	$11,883
Net cash provided by (used in) investing activities	(704)	(65,950)
Net cash provided by financing activities	33	54,639
Increase in cash and cash equivalents	$958	$572

Our cash and cash equivalents were $15.6 million as of December 31, 2004 and $15.0 million as of December 31, 2003. As of December 31, 2003, we also had restricted cash in the amount of $0.5 million on deposit in a cash account that is subject to a lien in favor of one of our subcontractors.

Net cash provided by operating activities was $11.9 million for the year ended December 31, 2004, compared to $1.6 million for the year ended December 31, 2003. This difference is primarily due to the fact that our net loss of 2004 includes non-cash option expenses of $6 million as compared to our net loss of 2003 which includes non-cash option expenses of $1.2 million, and to an increase of $3 million in trade payables in 2004 as compared to a decrease of $1.9 million in trade payables in 2003.

Net cash used in investing activities was $66.0 million for the year ended December 31, 2004 and $0.7 million for the year ended December 31, 2003. In 2004, we invested in debt securities in the amount of $78.8 million and received $13.3 million as proceeds from maturities of debt securities. In addition, we invested $0.6 million in capital equipment primarily for electrical equipment, computers, and peripheral equipment.

For the year ended December 31, 2004, we invested $0.6 million in capital expenditures, consisting primarily of purchases of computers for operations in Israel and research and development expenses. For the year ended December 31, 2003, we invested $0.4 million in capital expenditures, consisting primarily of purchases of computers and peripheral equipment. We have financed our capital expenditures with cash generated from operations.

Net cash provided by financing activities was $54.6 million for the year ended December 31, 2004 and $0.03 million for the year ended December 31, 2003. For the year ended December 31, 2004, this was primarily the result of proceeds from our initial public offering. For the year ended December 31, 2003, this was primarily the result of proceeds from the sale of our preferred shares and proceeds from the exercise of options.

We believe that our existing cash and cash equivalents and cash generated by our operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 24 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access to adequate manufacturing capacity, and the continuing market acceptance of our products. To the extent that existing cash, cash equivalents and short-term and long-term investments and any cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although currently we are not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which also could require us to seek additional equity or debt financing. Additional funds may not be available to us on terms favorable to us or at all.

C.	RESEARCH, DEVELOPMENT, PATENTS AND LICENSES, ETC.

We engage in substantial research and development activities to expand and improve the capabilities of our existing products and technology and to develop new products and technologies. We employ engineers with expertise in multiple areas, including digital signal processing designers, high voltage design engineers, telecommunication and data communication systems architects, analog control system engineers, integrated circuit designers and thermal design experts, all of whom are highly qualified in their particular field or discipline. Because we believe that our future success depends upon our ability to maintain our technological advantage, we intend to continue to devote a significant portion of our personnel and financial resources to research and development.

All of our research and development activities take place in Israel and the United States. At December 31, 2004, 60 of our employees, representing about 46% of our total employees, were engaged primarily in research and development. Our research and development team is divided according to our existing product lines. Each product line team is headed by a team leader and includes software or hardware engineers and quality control technicians. For the year ended December 31, 2004 our research and development expense was $6.7 million, for the year ended December 31, 2003 it was $5.2 million, and for the year ended December 31, 2002 it was $6.0 million.

We place particular emphasis on the quality of our products. In order to ensure reliability during the production of our products, we focus on the design and development stage. This includes extensive design review during the design of any of our products, care in choosing reliable components, testing our products in severe environmental conditions, including conditions involving high humidity, high and low temperatures and extreme vibrations. In addition, our products undergo design and testing procedures known as the HALT/HASS processes, which subject our products to extreme conditions, designed to ensure that hidden defects in our products will be detected and fixed prior to being shipped to customers. Our efforts in the testing and review qualification process enable us to eliminate most of the design problems before a product goes into mass production.

As part of our commitment to quality, we have obtained the ISO 9001 certification and rely only on subcontractors who have received the ISO 9002 certification. These standards define the procedures required for the manufacture and supply of products with predictable and stable performance and quality. ISO 9001 and ISO 9002 are certifications that evidence compliance with the quality management standards set by the International Standards Organization. We believe that our own certification and our reliance only on subcontractors who have been certified to these standards evidences our attention to quality standards and compliance with regulatory requirements.

As of December 31, 2004 we own three U.S. patents, one patent issued in each of China, South Africa, Australia, Taiwan, New Zealand and one patent approved in Singapore, in each case, relating to our Power-over-Ethernet technology. These patents will expire in 2019. We have an additional three U.S. patents relating to our ring signal generators. In addition, we have a total of over 40 patent applications pending in nine countries, through the Patent Cooperation Treaty route and before the European Union. There can be no assurance that the pending applications will result in the issuance of any patents. There can be no assurance that either the granted or approved patents or the pending applications, if issued, will be held valid or enforceable if challenged. We intend to continue to pursue patent protection for our inventions in the United States and other selected countries.

We believe that two of our issued U.S. patents relating to our Power-over-Ethernet technology may cover technology described in the Institute of Electrical Electronics Engineers 802.3af industry standard. Because of our involvement in the standard-setting process, we may be required to license certain of our core technology, including technology covered by these two patents, on a reasonable and non-discriminatory basis to a current or future competitor, to the extent required to carry out the Institute of Electrical Electronics Engineers 802.3af industry standard.

While we rely on patent and other intellectual property laws to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining our market position. We enter into confidentiality agreements, as appropriate, with our employees, consultants and customers, and otherwise seek to control access to, and distribution of, our proprietary information. These measures, however, afford only limited protection. There is no guarantee that these safeguards will protect our technology and other valuable competitive information from being used by competitors.

PowerDsine is a registered trademark in the United States, Israel, Japan and is registered as a community trademark in Europe.

D.	TREND INFORMATION

In recent years, our business has evolved from a business focused on selling components for telecommunications applications to a business focused on selling Power-over-Ethernet products for data networking applications. During the year ended December 31, 2000, we derived substantially all of our sales from telecommunications products. As set forth in the table below, we have derived increasing sales from our Power-over-Ethernet products.

	Percent of Sales
	Year ended December 31,
Product Type	2002	2003	2004
Telecommunications	17.1%	10.4%	6.5%
Power-over-Ethernet	82.9%	89.6%	93.5%

We believe approval in June 2003 of the Institute of Electrical Electronics Engineers 802.3af industry standard for transmitting power over Ethernet cables has facilitated and will continue to facilitate the growth of the Power-over-Ethernet market. Additionally, we believe that more widespread acceptance of voice-over-IP and wireless LAN and an increase in capital expenditures by businesses on their communications infrastructures generally will generate increased demand for our Power-over-Ethernet products and result in increased sales. We cannot quantify the expected increase in sales of our products that may be attributed to more widespread acceptance of voice-over-IP, more widespread acceptance of wireless LAN, or to an increase in capital expenditures on communications infrastructure, nor can we anticipate which of these various trends will have the most significant effect on our sales.

Over the past three years, our gross margins have improved significantly. This improvement resulted in part from shifting the majority of our production to Asia, which lowered our manufacturing costs. We began shifting production of our telecommunications products to Asia in the second half of 2001 and production of our Power-over-Ethernet products in the fourth quarter of 2002. During 2003, a significant portion of our products were manufactured in Asia. In addition, we achieved a higher volume of production as a result of higher sales, which enabled us to negotiate better prices and terms from our suppliers, thereby reducing our cost of sales and increasing our gross margins. We believe that our gross margins will continue to improve if we successfully control manufacturing costs and maintain our level of sales.

The average selling prices for our midspan and integrated products may decrease substantially over time as these products are mass produced and become standardized. However, this decrease in selling prices may be offset by an increase in sales.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have off-balance sheet arrangements (as such term is defined in Item E(2) of the Form 20-F) that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual commitments as of December 31, 2004 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

		Payments Due by Period (in thousands)
Contractual Commitments	Total	Less than 1 year	1-3 years
Operating leases	$1,989	$1,427	$562

Our principal contractual commitments are our obligations under our two operating leases for office space. We had no contractual obligations due beyond three years as of December 31, 2004. We have no material purchase obligations.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors. The address for our directors and executive officers is c/o PowerDsine Ltd., 1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon 45421, Israel.

Name	Age	Position
Kenneth Levy	63	Chairman of the Board
Igal Rotem	44	Chief Executive Officer and Director
Ilan Atias	44	President
Gershon ‘Geri’ Katz	44	Chief Financial Officer
David Goren	45	General Counsel and Secretary
Edward Schreiber	41	Vice President Global Sales
David Pincu	45	Vice President Research and Development
Asaf Silberstein	35	Vice President Operations
Sharon Ekstein	37	Vice President Human Resources
Madhu Rayabhari	39	Vice President Marketing
Michael Anghel	65	External Director
R. William Burgess, Jr.	46	Director
Dana Gross	38	External Director
Philip P. Trahanas	34	Director
Glen I. A. Schwaber (1)	34	Director

(1)        On March 4, 2005 Glen I.A. Schwaber resigned from his position as director and member of the audit committee.

Kenneth Levy has served as Chairman of our board of directors since 2003. Mr. Levy is a founder of KLA Instruments Corporation and since 1999 has served as Chairman of the board of directors of KLA-Tencor Corporation. From 1998 to 1999, he served as Chief Executive Officer and a director of KLA-Tencor. From 1975 to 1997, Mr. Levy served as Chairman of the board of directors and Chief Executive Officer of KLA Instruments. Mr. Levy also serves as a director of Extreme Networks, Inc. (Nasdaq: EXTR), a provider of network infrastructure solutions, since 2001, Juniper Networks, Inc. (Nasdaq: JNPR), a provider of internet infrastructure solutions, since 2003, and Ultratech Inc. (Nasdaq: UTEK), a producer of photolithography equipment, since 1993. In addition, Mr. Levy serves as a director emeritus on the board of Semiconductor Equipment and Materials Institute (SEMI), an industry trade association. Mr. Levy holds an M.Sc. in Electrical Engineering from Syracuse University and a B.Sc. in Electrical Engineering from City College of New York.

Igal Rotem, a co-founder, has served as our Chief Executive Officer and a director since 1994. From 1992 to 1994, Mr. Rotem was a co-managing director of Y. Wallisch Technologies (1992) Ltd., an Israeli company engaged in importing and marketing command and control systems for the electrical industry. From 1981 to 1992, Mr. Rotem served in the Israeli Defense Force (IDF) Intelligence Corps. Mr. Rotem holds an M.B.A., specializing in Technology Management and Finance, and a B.Sc. in Electrical Engineering, both from Tel Aviv University.

Ilan Atias, a co-founder, has served as our President since 1994. From 1992 to 1994, Mr. Atias was a co-managing director of Y. Wallisch Technologies. From 1982 to 1992, Mr. Atias served in the IDF Intelligence Corps, where he also served as head of a development group specializing in high performance, small power supply systems. He holds an M.B.A. in Technology Management and Finance from Tel Aviv University and a B.Sc. in Electrical Engineering from The Technion Institute, Haifa. In 1991, Mr. Atias received the Israel Defense Award, Israel’s most prestigious research and development award.

Geri Katz has served as our Chief Financial Officer since 1999. From 1997 to 1999, Mr. Katz was the manager of the accounting department at Telrad Telecommunications Ltd., an Israeli telecommunications company. Mr. Katz is a certified public accountant in Israel and holds a B.A. in Economics from Bar Ilan University, Tel Aviv.

David Goren has served as our General Counsel since 2002. From 1996 to 2001, Mr. Goren practiced law in New York, New York with the law firm of Holland & Knight LLP, first as an associate, and beginning in 1998, as a partner. For several months during 2001 Mr. Goren was a Principal at Heidrick & Struggles (NASDAQ: HSII). Mr. Goren holds an LL.B. from Tel-Aviv University Faculty of Law, where he was the Associate Editor of the Tel-Aviv University Law Review and a J.D. from Duke University School of Law. Mr. Goren is admitted to practice law in the State of New York and in the State of Israel.

Edward Schreiber has served as our Vice President-Global Sales since 2004. From 2000 to 2004, Mr. Schreiber was Vice President-U.S. Sales. From 1990 to 2000, Mr. Schreiber was employed by Lambda Electronics Inc. in various business capacities, including Marketing Manager, Director Business Development and Director U.S. Sales and Customer Care. Mr. Schreiber holds a B.A. in Electrical Engineering from SUNY Stony Brook as well as an MBA in Finance from Long Island University.

David Pincu has served as our Vice President-Research and Development since 1999. From 1992 to 1999, Mr. Pincu was Vice President of research and development at RIT Technologies (RAD Group), an Israeli company engaged in development, manufacturing and sales of computerized cabling infrastructure, database building and updating systems. Mr. Pincu holds a B.Sc. in Electrical Engineering from Tel Aviv University.

Asaf Silberstein has served as our Vice President-Operations since 2000. From 1996 to 2000, Mr. Silberstein was an Operations Planning Manager at 3COM, a U.S. communications systems company, in the asynchronous transfer mode division. Mr. Silberstein holds an M.B.A. in Finance from Bar Ilan University, Tel Aviv and a B.Sc. in Industrial Engineering and Management from Ben Gurion University, Beer Sheba.

Sharon Ekstein has served as our Vice President-Human Resources since 2000, after having worked as Director of Human Resources at PowerDsine since 1999. From 1996 to 1999, Ms. Ekstein was an independent consultant for various hi-tech start-up companies in Israel, including PowerDsine, specializing in the areas of recruitment procedures, employee assimilation programs and organizational structure. Ms. Ekstein holds a B.A. in Sociology from Hebrew University.

Madhu Rayabhari has served as Vice President - Marketing since May 2005. Prior to joining our team, Mr. Rayabhari has served as Director of Power Management (System Power) Group. He has previously served as the Marketing Director with the Power Management Group at Fairchild Semiconductor. From 1999 to 2003 he served as the Director of Strategic Marketing with the Analog and Mixed Signal Division of Fairchild Semiconductor, and from 1997 to 2000, he served as a Manager of ASSP products at Fairchild Semiconductor. From 1993 to 1997, Mr. Rayabhari held Applications Engineering and Product Development positions at National Semiconductor. Mr. Rayabhari holds a B.A. in Electronics and Communication Engineering from Osmania University, Hyderabad, India, a Masters degree in Computer Science and Communication from the Indian Institute of Science, Bangalore, India, and a MBA degree from San Jose State University, San Jose, CA.

Michael Anghel was elected to serve as our external director in September 2004. Dr. Anghel served until June 2005 as the Chief Executive Officer of Discount Capital Markets Ltd. He has previously served on the board of directors of several public companies, including DIC Investment Corporation Ltd., Elbit Systems Ltd., Elron Electronic Industries Ltd., Elscint Ltd. and Cellcom Ltd. as well as other operating companies and financial institutions. Currently, Dr. Anghel serves on the boards of Orbotech Ltd. and Syneron Inc. Dr. Anghel founded in 2000 CAP Ventures Ltd., an operating venture capital company focusing on communications and information technology. Dr. Anghel was a director of PowerDsine from March 2004 to May 2004 during which time he served on the Audit Committee. Formerly, Dr. Anghel was a member of the faculty of the Graduate School of Business at the Tel-Aviv University. Dr. Anghel holds a Ph.D. and an M.B.A. from Columbia University and a B.A. in Economics and Political Science from Hebrew University.

R. William Burgess, Jr. has served as a director since 2004. Mr. Burgess was appointed as a director by our shareholder, ABS Ventures VIII L.P. Mr. Burgess is a General Partner of ABS Ventures where he oversees a large number of investments in technology and healthcare companies located throughout the United States and Europe. Previously, Mr. Burgess served as the Managing Director of DB Venture Partners at Deutsche Bank. He also served Deutsche Bank during his career as Vice-Chairman of Global Corporate Finance, Global Co-Head of Investment Banking and Head of the Technology Investment Banking Group. Mr. Burgess holds an M.B.A. from Harvard Business School and a B.A. in History from Dartmouth College.

Dana Gross, 37, was elected to serve as our external director in September 2004. Ms. Gross has served as the Chief Marketing Officer of M-Systems Flash Disk Pioneers Ltd. (NASDAQ: FLSH) since July 2002, and as a director of M-Systems since September 2000. Ms. Gross joined M-Systems in July 1992 as Vice President of Operations. She was promoted to Chief Financial Officer in 1994, to President of the U.S. subsidiary of M-Systems in 1995, to Executive Vice President of Business Development in 1997, to Vice President of Worldwide Sales in 1998 and to Executive Vice President of its DiskOnChip business unit in 2000. Ms. Gross received a B.Sc. in Industrial Management Engineering (with honors) from Tel-Aviv University in 1992 and an M.B.A. degree from San Jose State University in 1997.

Philip P. Trahanas has served on our board of directors since May 2004. Mr. Trahanas is a Managing Member of General Atlantic Partners, LLC, a private equity firm that invests in information technology, process outsourcing and communications investments on a global basis, and has been with General Atlantic since 2000. Mr. Trahanas also serves as a director of General Atlantic portfolio companies AI Metrix, Inc. and Ztango, Inc. In addition, Mr. Trahanas serves as an observer on the board of directors of SRA International, Inc. Mr. Trahanas holds an M.B.A. from the Wharton School of Business of the University of Pennsylvania, a M.S. in Electrical Engineering from the University of Pennsylvania and a B.E. in Electrical Engineering from the Cooper Union for the Advancement of Science and Art.

B.	COMPENSATION

Beginning in September 2004, we paid our external directors $5,900 per year and $300 per meeting actually attended. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

In addition, we granted each director and external director other than Mr. Levy and Mr. Rotem an initial grant of options to purchase 50,000 ordinary shares at an exercise price of $10.68 per share (the closing price of our ordinary shares on the date of the general meeting that approved this grant). This initial grant shall vest over a period of four years in four equal installments, beginning with the first anniversary of the grant date. Directors who will join our board of directors in the future, other than directors who will also be our employees, will automatically be entitled to such initial grant, exercisable at the then market price of our ordinary shares. On the first date immediately following the last vesting date of the initial grant and on the anniversary of such date every year thereafter, each director then in office (other than director who will also be our employees) shall be entitled to receive an annual grant of options to purchase 10,000 ordinary shares, exercisable at a price per share equal to the closing price of ordinary shares (as reported by Nasdaq or any other public market on which the ordinary shares shall be then listed or quoted) on the applicable grant date. These annual grants shall also vest over a period of four years in four equal instalments, beginning with the first anniversary of the grant date. Mr. Levy will be entitled to receive the annual grant beginning in September 2007 (assuming he will serve as our director on that date).

As of December 31, 2004, there were outstanding options to purchase 2,308,877 ordinary shares granted to our directors and officers (13 persons), at exercise prices ranging from $0.49 to $12.37. As of May 31, 2005, there are outstanding options to purchase 2,378,402 ordinary shares granted to our directors and officers.

We have established share option plans pursuant to which our directors will be eligible to receive share options, including the initial and annual grants described above. See “Item 6.E. Share Ownership - Employee Benefit Plans” below.

The aggregate direct compensation we and our subsidiary paid to our officers as a group (9 persons) for the year ended December 31, 2004 was approximately $1.7 million. This amount includes $569,000 which was set aside or accrued to provide for pension, retirement or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

C.	BOARD PRACTICES

Our board of directors consists of six directors, including two external directors that were elected at a special shareholders’ meeting.

Other than the external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the shareholders present, in person or by proxy, at a shareholders’ meeting. The directors of only one class will be elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting to be held in 2005, the term of the first class, consisting of Philip P. Trahanas, will expire, and the directors elected at that meeting will be elected for three-year terms. At our annual general meeting to be held in 2006, the term of the second class, consisting of R. William Burgess, Jr. and Kenneth Levy, will expire and the directors elected at that meeting will be elected for three-year terms. At our annual general meeting to be held in 2007, the term of the third class, consisting of Igal Rotem, will expire and the directors elected at that meeting will be elected for three-year terms. For a description of the ownership and relationship to us of our directors described in this section, see “Item 6.E Share Ownership” below and “Item 7.B. Related Party Transactions.”

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her resignation or removal. For a discussion of termination provisions, see “Termination Benefits” below.

External Directors

We are subject to the Israeli Companies Law. Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint within three months of the initial public offering at least two external directors to serve on their board of directors. Our external directors were appointed by a special meeting of our shareholders in September 2004. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors. See “Committees of the Board of Directors” below.

Pursuant to the Israeli Companies Law at least one external director is required to have “financial expertise” and the other is required to have “professional expertise” or “financial expertise.” The definitions of each of these terms are to be determined under relevant regulations, which have not yet been published. A person may not serve as an external director if at the date of the person’s appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control, have or had any affiliation with us or any entity controlling, controlled by or under common control with us. Under the Companies Law, “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director in anticipation of serving as an external director in a company that is about to offer its shares to the public for the first time.

A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director. If at the time any external director is appointed, all members of the board are the same gender, then the external director to be appointed must be of the other gender.

External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

•	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting; or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights of the company.

The Companies Law provides for an initial three-year term for an external director which may be extended for one additional three-year term. Election of external directors requires a special majority, as described above. External directors may be removed only by the same special majority required for their election or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. In the event of a vacancy created by an external director, our board of directors is required under the Companies Law to call a shareholders meeting to appoint a new external director.

External directors may be compensated only in accordance with regulations adopted under the Companies Law. The regulations provide three alternatives for cash compensation to external directors: a fixed amount determined by the regulations, an amount within a range set in the regulations, or an amount that is equal to the average compensation to other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. A company also may issue shares or options to an external director at the average amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders. Compensation of external directors must be determined prior to their consent to serve as external directors and such compensation shall not change during the term of service with respect to which the compensation was determined. Assuming that we maintain our status as a foreign private issuer, recently-adopted Nasdaq National Market rules specify that our board of directors must contain a majority of independent directors by July 31, 2005. However, we currently comply voluntarily with this requirement.

Committees of the Board Of Directors

Our board of directors has established three standing committees: the audit committee, the compensation committee and the nominating and governance committee.

Audit Committee. Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, a controlling shareholder or any of the controlling shareholder’s respective relatives.

In addition, under the listing requirements of the Nasdaq National Market, we also are required to maintain an audit committee of at least three members, all of whom are independent directors under the Nasdaq National Market listing requirements. The rules of the Nasdaq National Market also require that at least one member of the audit committee be a financial expert.

Currently, our audit committee is comprised of Michael Anghel, Dana Gross and R. William Burgess, Jr. Glen I. A. Schwaber resigned from his position as director and as member of the audit committee on March 4, 2005. Michael Anghel is the chairman of the committee and also the financial expert. The audit committee meets the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder and the Nasdaq National Market rules, with which we comply voluntarily.

The audit committee, operating under a written audit committee charter, provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee also is required to monitor deficiencies in the administration of the company, including by consulting with the internal auditor, and to review and approve related party transactions.

Compensation Committee. Our board of directors established a compensation committee in December 1999. Our compensation committee, operating under a written compensation committee charter, currently is comprised of Michael Anghel, Kenneth Levy and Philip P. Trahanas. The composition and functions of the compensation committee meet the requirements of the Nasdaq National Market rules, with which we comply voluntarily. The compensation committee makes recommendations to the board of directors regarding the issuance of employee share options under our share option and benefit plans and determines salaries and bonuses for our executive officers and incentive compensation for our other employees.

Nominating and Governance Committee. Our board of directors established a nominating and governance committee responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. This committee also operates under a written charter. The nominating and governance committee currently is comprised of Kenneth Levy and R. William Burgess, Jr. The composition and function of our nominating and governance committee meet the requirements of the rules of the Nasdaq National Market, with which we comply voluntarily.

Internal Auditor

Under the Companies Law, the board of directors also must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may be an employee of the company but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company.

Termination Benefits

We entered into employment agreements with our co-founder and Chief Executive Officer, Igal Rotem, and our co-founder and President, Ilan Atias, to retain Messrs Rotem and Atias as our Chief Executive Officer and our President, respectively. The employment agreements provide for an initial term of 24 months from June 2004 which shall renew automatically for additional 12 month periods unless either party provides notice of their intent not to renew. The employment agreements require Messrs Rotem and Atias to provide 12 months notice of any intent not to renew or to terminate and require us to provide notice of the greater of 12 months and the remainder of the initial term for termination other than for cause. Upon termination by us other than for cause or upon a change in control of PowerDsine or a change in position for either Mr. Rotem or Mr. Atias, as defined in the employment agreements, we are required to continue to pay the terminated executive his salary, benefits and bonus until the end of the notice period. In addition, any stock options would continue to vest until the end of the notice period. However, we have the option to pay the terminated executive a lump sum equal to all amounts due as of the notice date and to accelerate the vesting of all options that would have vested before the end of the notice period. At the end of each year, our compensation committee shall propose to our full board of directors the cash compensation, bonus amounts and option grants for Messrs Rotem and Atias for the following year.

We also have employment agreements with our other executive officers. These agreements contain salary, benefit, non-competition and other provisions that we believe to be customary in our industry.

D.	EMPLOYEES

As of December 31, 2004, we had 129 employees of whom 108 were based in Israel, 18 in the United States, 1 in the United Kingdom and 2 in Taiwan.

The breakdown of our employees by department is as follows:

	As of December 31,
	2002	2003	2004
Finance	7	7	7
Human resources	2	2	2
Management and administration	7	8	9
Information systems	4	4	4
Operations	9	9	9
Research and development	49	55	60
Sales and marketing	25	30	38
Total	103	115	129

Some provisions of the collective bargaining agreement between the Histadrut, which is the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations apply to our Israeli employees. These provisions govern the length of the work day and the work week, recuperation pay and commuting expenses. Furthermore, these provisions provide that the wages of most of our employees are adjusted automatically based on certain changes in Israel’s Consumer Price Index. The amount and frequency of these adjustments are modified from time to time. In addition, Israeli law determines minimum wages for workers, minimum vacation pay, sick leave, insurance for work-related accidents, determination of severance pay and other conditions of employment. We have never experienced a work stoppage, and we believe our relations with our employees are good.

Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment without cause. As of December 31, 2004, our accrued severance pay liabilities totalled $1.9 million. We fund our ongoing severance obligations by making monthly payments to provident funds or insurance policies. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 16.0% of wages, up to a specified amount of which the employee contributes approximately 10.0% and the employer contributes approximately 6.0%.

E.	SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth information to the best of our knowledge, as of May 31, 2005, regarding the beneficial ownership of our ordinary shares by each of our current directors and executive officers. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The information set forth in the table below gives effect to the conversion of all of our outstanding preferred shares into ordinary shares, including preferred shares issued upon the exercise of warrants by certain of our shareholders. Such conversion occurred in May 2004. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of May 31, 2005 are deemed to be outstanding and beneficially owned by the person holding the warrants or stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 19,455,216 ordinary shares outstanding as of May 31, 2005.

Name	Number beneficially owned(1)	Percent beneficially owned
Kenneth Levy	*	*
Igal Rotem(2)	538,000	2.8%
Ilan Atias(2)	538,000	2.8%
Gershon “Geri” Katz	*	*
Edward Schreiber	-	-
David Goren	-	-
David Pincu	*	*
Asaf Silberstein	*	*
Sharon Ekstein	*	*
Madhu Rayabhari	-	-
Philip P. Trahanas(3)	4,782,387	24.6%
Michael Anghel	-	-
R. William Burgess, Jr.(4)	1,847,057	9.5%
Dana Gross	-	-
All executive officers and directors as a group (14 people)	7,961,993	40.9%

*Represents less than one percent.

(1)	The exercies price of options is ranging from $2.48 to $12.37, and their expiration date is ranging from July 7, 2012 to November 25, 2014.

(2)	Includes 137,500 ordinary shares and options to purchase 400,500 ordinary shares.

(3)
Consists of 1,791,328 ordinary shares held by General Atlantic Partners 78, L.P.; 1,445,163 ordinary shares held by General Atlantic Partners (Bermuda), L.P.; 59,784 ordinary shares held by GapStar, LLC ; 1,172,778 ordinary shares held by GAP-W International, L.P.; 4,962 ordinary shares held by GAPCO GmbH & Co. KG; 240,618 ordinary shares held by GAP Coinvestments III, LLC; and 67,754 ordinary shares held by GAP Coinvestments IV, LLC.

Mr. Trahanas is one of the managing members of General Atlantic Partners, LLC, GAP Coinvestments III, LLC and GAP Coinvestments IV; and a Vice President and Director of General Atlantic Partners (Bermuda), L.P. and GAP (Bermuda) Limited.

General Atalantic Partners, LLC is the general partner of General Atlantic Partners 78, L.P. and the sole member of GapStar LLC. GAP (Bermuda) Limited is the general partner of both General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. The managing members of General Atlantic Partners, LLC are the directors amd senior executive officers of GAP (Bermuda)Limited. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are the managing members of General Atlantic Partners. The general partner of GAPCO GmbH & Co. KG is GAPCO Management GmbH. Two members of the managing members of General Atlantic Partners, LLC are shareholders of GAPCO Management GmbH.

All the above entities consider themselves members of a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. By virtue of their relationships, they may be deemed to share voting power and the power to direct the disposition of the ordinary shares which each owns of record. By virtue of Mr. Trahanas’ position within the group, Mr. Trahanas may be deemed the beneficial owner of these shares. Mr. Trahanas disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

The shares beneficially owned by the General Atlantic group described above are subject to special provisions, including with respect to the voting rights attached thereto. For further details, see “Item 7.B. Related Party Transactions”.

(4)
Consists of 1,847,057 ordinary shares held by ABS Ventures VIII, L.P. Mr. Burgess is a senior manager of Calvert Caymans I L.L.C., the general partner of ABS Ventures VIII L.P., and by virtue of his position may be deemed to share voting power and the power to direct the disposition of the ordinary shares which are owned of record by ABS Ventures VIII, L.P. Mr. Burgess disclaims beneficial ownership of the ordinary shares beneficially owned by ABS Ventures except to the extent of his proportional interest therein.

Employee Benefit Plans

We maintain three equity incentive plans, two of which were adopted under Section 102 of the Israeli Income Tax Ordinance, and the other of which is an incentive share plan for our non-Israeli employees. In 1996, we adopted our share option/share purchase plan for our Israeli employees. We refer to this plan as the 1996 Plan. In 2003, we adopted a new plan, which we refer to as the 2003 Plan. We adopted both the 1996 Plan and the 2003 Plan under Section 102 of the Israeli Income Tax Ordinance. In addition, our board of directors has authorized an automatic increase, to occur on November 29 of each year until November 30, 2013, of the aggregate pool of stock options available under these plans. This annual increase may be in an amount up to three percent of our then outstanding share capital. Please also see Note 6.E of our financial statements included elsewhere in this report.

As of May 31, 2005, we granted options to purchase 3,396,091 ordinary shares pursuant to our 1996 Plan and our incentive share plan for our non-Israeli employees, and we granted options to purchase 3,214,584 ordinary shares pursuant to our 2003 Plan.

As of May 31, 2005, 1,034,602 ordinary shares were issuable upon exercise of options granted under our 1996 Plan and our incentive share plan for our non-Israeli employees, and 3,105,489 ordinary shares were issuable upon exercise of options granted under our 2003 Plan.

Our board of directors has authorized our compensation committee to administer each of the plans, including recommending to the board of directors the grantees of share options or the purchasers of restricted shares, grant dates, vesting schedules and expiration dates. In addition to the discussion below, see Note 6 to our audited consolidated financial statements.

On December 6, 2004, we registered the ordinary shares underlying our employee benefit plans pursuant to a registration statement on Form S-8.

Plans for Israeli Employees

Both the 1996 Plan and the 2003 Plan were adopted under provisions of the Israeli Income Tax Ordinance, which allow Israeli employees to receive favorable tax treatment for compensation in the form of shares or options. The 2003 Plan reflects changes to these provisions that came into effect in 2003.

Under the 1996 Plan, we were permitted to grant to our Israeli officers and employees, and those of any subsidiaries, options to purchase our ordinary shares. Under the plan, we were permitted to sell restricted shares to those persons pursuant to a restricted share purchase agreement. The 1996 Plan allowed us to issue options or shares to a trustee who holds the options or shares on behalf of individual employees. Provided that the trustee holds the options or, upon exercise, the underlying shares, for at least two years, an employee may defer recognition of taxable income until the employee has sold the underlying shares. Once the employee sells the underlying shares, he is subject to tax at ordinary income tax rates. We could recognize expenses pertaining to the options for tax purposes.

Under the 2003 Plan, we may grant to our Israeli directors, officers and employees options to purchase our ordinary shares. All option grants we make to our Israeli employees after January 1, 2003 will be issued under the 2003 Plan, unless we adopt a new plan. The 2003 Plan also allows for beneficial tax treatment for options issued through a trustee. Based on Israeli law currently in effect and elections made by the Company, and provided that options granted or, upon their exercise, the underlying shares, issued under the plan are held by the trustee for at least two years following the end of the calendar year in which the options are granted, employees are (i) entitled to defer any taxable event with respect to the options until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. We may not recognize expenses pertaining to the options for tax purposes.

Israeli tax law allows us to choose from among three alternative sets of tax treatment for our 2003 Plan or future plans. In approving the 2003 Plan, the board of directors selected the capital gains tax treatment described above. Our board of directors may decide to grant the remaining options under a different tax track.

Options granted under the 1996 Plan generally vest over four years commencing from the grant date so that either 25% vest each year or 50% vest after two years and an additional 25% in each year thereafter. Options granted under the 2003 Plan generally vest over four or five years from the grant date. Any option not exercised within 10 years of the grant date will expire unless extended by the board of directors. If we terminate an employee for cause, all of his or her vested and unvested options expire immediately. If we terminate an employee for any other reason, the employee may exercise his or her vested options within 60 days of the date of termination. An employee who terminates his or her employment with us due to retirement or disability may exercise his or her options within one year of the date of retirement, with our consent, or within two years of the date of the disability. Any expired or unvested options return to the plan for reissuance.

Incentive Share Plan for Non-Israeli Employees

In 1997, we adopted our incentive share plan for our non-Israeli employees. Under the plan, we may grant to our non-Israeli directors, officers and employees, and those of our subsidiaries, options to purchase our ordinary shares. Options granted pursuant to this plan may be either options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended and supplemented from time to time, or restricted stock options. Under the plan, we also may sell restricted shares to those persons pursuant to a restricted share purchase agreement.

Options issued under our incentive share plan mainly vest over four years commencing on the grant date so that 25% of the options on the first anniversary of the date of grant and an additional 25% of the options vest on each subsequent anniversary thereafter. Any option not exercised within 10 years from the grant date will expire unless extended by the board of directors. If we terminate an employee for cause, the employee may exercise his or her vested options within 30 days of the date of termination. If we terminate an employee for any other reason, the employee may exercise his or her vested options within 60 days of the date of termination. An employee who terminates his or her employment with us due to retirement, with our consent, may exercise his or her options within one year from the date of retirement in the case of restricted stock options and three months from this date in the case of incentive stock options. An employee who terminates his or her employment with us due to disability may exercise his or her options within two years after the date of disability in the case of restricted stock options and three months after the date in the case of incentive stock options. Any expired or unvested options return to the plan for reissuance.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information, as of May 31, 2005, regarding the beneficial ownership of our ordinary shares by each person or entity that we know beneficially owns more than 5% of our outstanding ordinary shares. Other than information with respect to our directors and officers, the information regarding the beneficial ownership of our major shareholders was extracted from their respective public filings with the Securities and Exchange Commission.

To our knowledge, except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 19,455,216 ordinary shares outstanding as of May 31, 2005.

	Beneficial Ownership
Names	Percent of Shares	Number of Shares

General Atlantic Partners’ entities (1)	24.6%	4,782,387
ABS Ventures VIII, L.P. (2)	9.5%	1,847,057
Kern Capital Management LLC	9.4%	1,838,200
Investment entities affiliated with Federated Investors, Inc.(3)	9.1%	1,772,600
Gardner Lewis Asset Management, L.P.	6.1%	1,195,100

(1)
Consists of 1,791,328 ordinary shares held by General Atlantic Partners 78, L.P.; 1,445,163 ordinary shares held by General Atlantic Partners (Bermuda), L.P.; 59,784 ordinary shares held by GapStar, LLC ; 1,172,778 ordinary shares held by GAP-W International, L.P.; 4,962 ordinary shares held by GAPCO GmbH & Co. KG; 240,618 ordinary shares held by GAP Coinvestments III, LLC; and 67,754 ordinary shares held by GAP Coinvestments IV, LLC.

General Atalantic Partners, LLC is the general partner of General Atlantic Partners 78, L.P. and the sole member of GapStar LLC. GAP (Bermuda) Limited is the general partner of both General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. The managing members of General Atlantic Partners, LLC are the directors amd senior executive officers of GAP (Bermuda)Limited. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are the managing members of General Atlantic Partners. The general partner of GAPCO GmbH & Co. KG is GAPCO Management GmbH. Two members of the managing members of General Atlantic Partners, LLC are shareholders of GAPCO Management GmbH.

All the above entities consider themselves members of a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. By virtue of their relationships, they may be deemed to share voting power and the power to direct the disposition of the ordinary shares which each owns of record.

The shares beneficially owned by the General Atlantic group described above are subject to special provisions, including with respect to the voting rights attached thereto. For further details, see “Item 7.B. Related Party Transactions.”

(2)
Consists of 1,847,057 ordinary shares held by ABS Ventures VIII, L.P. Calvert Caymans I L.L.C. is the general partner of ABS Ventures VIII L.P., and may be deemed to control ABS Ventures VIII by reason of such position. Mr. Grayson and Mr. Burgess are senior managers of Calvert Capital Caymans I L.L.C. and by virtue of their positions may be deemed to control ABS Ventures VIII L.P. Therefore, these entities and individiauals may be deemed to share voting power and the power to direct the disposition of the ordinary shares which are owned of record by ABS Ventures VIII, L.P.

(3)
Federated Investors, Inc. is the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp, which act as investment advisers to registered investment companies and separate accounts that own our ordinary shares. The investment advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of Federated Investors, Inc., the parent.

To our knowledge, the following significant changes occurred in the percentage ownership of our shares held by our major shareholders during the past three years:

The General Atlantic Partners’ entities first became our shareholders in May 2004 pursuant to a securities purchase agreement with certain of our preferred shareholders and warrant holders. For a description of this agreement and related information, see “Item 7.B. Related Party Transactions”.

ABS Ventures VIII, L.P. first became our shareholders in March 2004, following a transfer from Deutsche Bank AG London, who initially purchased approximately 50% of the total Series H Preferred Shares issued by us during 2001 and 2002.

Kern Capital Management LLC, the entities affiliated with Federated Investors and Gardner Lewis Asset Management, L.P. first acquired our shares in the market following our initial public offering.

Prior to the closing of our initial public offering, all of our outstanding preferred shares were converted into ordinary shares.

To our knowledge, as of June 27, 2005, we had 33* stockholders of record of which 15* were registered with addresses in the United States. These United States holders were as of such date, the holders of record of approximately 96.2%* of our outstanding shares.

________________________________
* Includes the Depository Trust Company

B.	Related Party Transactions

For a description of the employment agreements of our CEO and President, see “Item 6.C. Board Practices - Termination Benefits.”

Our former preferred shareholders and some of our ordinary shareholders, including our founders, Igal Rotem and Ilan Atias have registration rights. Starting December 15, 2004, at the request of:

•
the holders of a majority of the ordinary shares issued to our former Series H preferred shareholders: Catalyst Investments L.P., The Challenge Fund, DRW Venture Partners L.P., Plenus Technologies Ltd., Robertson Stephens, and entities controlled by Ampal Industries Inc., Bank Hapoalim Ltd., IDB Holding Corporation Ltd., Vertex and ABS Ventures VIII, L.P. As of December 31, 2004, ABS Ventures VIII, L.P. held 38.37% of the ordinary shares held by our former Series H preferred shareholders; or

•
the holders of a majority of the ordinary shares issued to a group comprised of Aurec Local Information Service Ltd., Acquirex BVBA, Catalyst Investments L.P., Daniel Barnea, Eventoren Investments Ltd., Hindy Taub, Lior Bregman, Meir Kfir, Shoham Investments Ltd., Shikma Anefa Ltd., The Challenge Fund, and entities controlled by Ampal Industries Ltd., Bank Hapoalim Ltd., IDB Holding Corporation Ltd., Jerusalem Venture Partners L.P. and Vertex; or

•	the holders of at least 50% of the ordinary shares issued to our former preferred shareholders, our founders, Argoquest Holdings LLC and ITI-Interline Telecom International Ltd.;

we must register, or in any event use our best efforts to register, any or all of these shareholders’ ordinary shares under the Securities Act of 1933, as amended. The registration rights of the preferred shareholders with respect to the preferred shares sold to the General Atlantic entities were automatically assigned to the General Atlantic entities. See the description below of the sale of preferred shares to General Atlantic Partners. If any of the shareholders listed above request to have their shares registered, then any of the other shareholders may request to have their shares registered as well. The shares to be registered must have a net aggregate offering price of at least $5.0 million. We may be requested to carry out only three such registrations. If, in connection with any shareholder initiated registration, the underwriters determine that inclusion of all of the shares requested to be registered could affect the offering adversely, our former preferred shareholders are permitted to include four times the number of shares that our ordinary shareholders may include, up to the limit prescribed by the underwriters.

Once we become eligible under applicable securities laws to file a registration statement on Form F-3 or any similar short form registration, which we expect to occur after the filing of this report, then at the request of any our former preferred shareholders, our founders, Argoquest, Inc. or ITI-Interline Telecom International Ltd., we must register their ordinary shares on Form F-3 or any similar short-form registration. The shares to be registered must have a net aggregate offering price of at least $1.0 million. We may be requested to carry out only one of these registrations in any 180-day period.

Our former preferred shareholders, our founders, Argoquest, Inc. or ITI-Interline Telecom International Ltd., also have the right to request that we include their ordinary shares in any registration statement filed by us in the future for purposes of a public offering. If the registration is for an underwritten offering of our ordinary shares, and the underwriters determine that inclusion of any of our shareholders’ shares could affect the offering adversely, we are obliged only to include those shares of our shareholders that the underwriters believe will not affect the offering adversely. The ordinary shares to be included in that underwritten offering shall be apportioned first to us. Thereafter, our former preferred shareholders are permitted to include four times the number of shares that our ordinary shareholders may include up to the limit prescribed by the underwriters.

We have agreed to pay the expenses incurred in carrying out the above registrations, including the fees of one counsel for the selling shareholders, but excluding underwriting discounts and commissions.

In May 2004, several of our preferred shareholders and warrant holders entered into a securities purchase agreement with investment entities affiliated with General Atlantic Partners, LLC, whereby the General Atlantic entities acquired preferred shares and warrants to purchase preferred shares at a price representing $11.12 per ordinary share underlying the preferred shares and warrants (less, in the case of any warrants, the exercise price of such warrants) less a brokerage commission of $0.13333 per ordinary share. The General Atlantic entities hold an aggregate of 4,782,387 ordinary shares. The registration rights of the preferred shareholders with respect to the preferred shares sold to the General Atlantic entities were automatically assigned to the General Atlantic entities.

In connection with the execution of the securities purchase agreement, we entered into an agreement with the General Atlantic entities in May 2004. Pursuant to the agreement, the General Atlantic entities have the right to designate one member of our board of directors at the first meeting of our shareholders following our initial public offering at which directors of the class of that designee are elected and we are obligated to use our reasonable best efforts to cause that designee to be nominated and elected to our board of directors. We appointed Philip P. Trahanas, a Managing Member of General Atlantic Partners, LLC, to our board of directors. This right and obligation terminates once the General Atlantic entities, together with their affiliates, cease to own at least 10% of our outstanding ordinary shares on an as-converted basis.

Under the agreement, the General Atlantic entities are prohibited from offering, selling or disposing of any of our ordinary shares owned by them without our prior written consent until December 15, 2005, subject to limited exceptions, such as transfers to affiliates who agree to be bound by this lock-up.

Pursuant to the agreement the General Atlantic entities also agreed to a standstill, whereby they may not take any of the following actions, among others, until June 15, 2008, subject to certain limited exceptions:

•
“solicit” any “proxy” (as such terms are defined under the Securities Exchange Act of 1934) from our shareholders, or become a “participant” in any “election contest” (as such terms are defined under the Securities Exchange Act of 1934) with respect to us;

•	vote for the removal of any member of our board of directors;

•	call any meeting of our shareholders;

•
otherwise act, alone or in concert with others, to solicit or negotiate any business combination with us, any restructuring, recapitalization or similar transactions involving us, or any tender offer or exchange offer for any of our voting securities; or

•	form or participate in a “group” (within the meaning of the Securities Exchange Act of 1934) with respect to the foregoing matters.

In addition, under the agreement, the General Atlantic entities agreed that until May 12, 2009, if the approval of certain change of control transactions in which the holders of our ordinary shares receive at least $13.34 per ordinary share are submitted to a vote of our shareholders, and the General Atlantic entities own voting securities representing in excess of 20% of our outstanding voting power, then the General Atlantic entities will vote their voting securities representing in excess of the 20% threshold in the same proportion as the votes cast by all our other shareholders with respect to such change of control transactions.

Pursuant to an amendment to the agreement, dated April 18, 2005, we agreed with the General Atlantic entities that they would not, until June 15, 2008, acquire ownership of any of our securities, which would represent, when added to the other securities owned by the General Atlantic entities and their affiliates, in excess of 35% of our outstanding voting securities. In addition, until May 12, 2009, the General Atlantic entities agreed to vote their voting securities representing in excess of 26% of our outstanding voting power in the same proportion as the votes cast by all our other shareholders.

C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the year ended December 31, 2004 are included in this Annual Report under Item 18.

Legal Proceedings

In October 2001, ChriMar Systems filed a lawsuit in the Federal District Court in the Eastern District of Michigan against us alleging that our products infringed their patent. The same company filed a lawsuit against Cisco Systems, Inc., alleging that Cisco products also infringed their patent. ChriMar Systems has not specified the monetary damages which it is seeking to obtain; however, ChriMar Systems states claims for punitive damages. The two lawsuits were determined by the court to be related and were brought before the same judge. The case against us has been stayed pending the resolution of the case against Cisco. In the case against Cisco, a Special Master appointed by the court held that the plaintiff’s patent was not valid. The court upheld the Special Master’s decision and unless the plaintiff appeals this decision or litigate their other claims, the suit against us will be dismissed. There can be no assurance that the suit will be dismissed.

On March 31, 2004, we filed a lawsuit in the United States District Court for the Southern District of New York seeking a declaration that a patent held by defendant Network-1 Security Solutions, Inc. is not infringed and invalid. Network-1 had contacted us and several of our customers to notify us of the patent, which Network-1 alleges relates to technologies underlying the Institute of Electrical Electronics Engineers 802.3af industry standard. This notification was made under circumstances that formed a reasonable apprehension and belief that Network-1 intended to and would have sued us and our customers for alleged infringement of the patent, and accordingly we are permitted to seek a judicial declaration of our rights in this matter. We anticipate that Network-1 will file counterclaims alleging that we infringe this patent. If a negotiated resolution cannot be reached, then we will have to expend resources to refute this claim, and, if the litigation terminates unfavorably, we might be subject to damages and/or be prevented from selling our products. It is also possible that Network-1 or any other relevant patent holder may file claims against certain of our customers which may lead these customers to seek indemnification from us. Since our policy is not to provide any indemnification in such cases, this could result in litigation with our customers which would cause us to incur expenses and may cause our sales to decline.

Policy on Dividend Distribution

We have never declared or paid cash dividends to our shareholders and currently we do not intend to pay cash dividends in the foreseeable future. We intend to reinvest any future earnings in developing and expanding our business.

B.	SIGNIFICANT CHANGES

There were no significant changes since the date of the annual financial statements included elsewhere in this report.

ITEM 9.     THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares have been quoted on the Nasdaq National Market since June 9, 2004 under the symbol “PDSN.”

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the Nasdaq National Market.

	PRICE PER ORDINARY SHARE (USD)(NASDAQ)
	HIGH	LOW
During the last year:
2004 (beginning with June 2004)	$14.94	$7.74

During the last six months:
December 2004	14.16	12.00
January 2005	13.90	10.69
February 2005	12.31	9.28
March 2005	10.40	8.61
April 2005	10.55	7.67
May 2005	9.49	7.32

During each fiscal quarter of 2004 and 2005:

First Quarter 2004	N/A	N/A
Second Quarter 2004 (beginning with June 9, 2004)	$13.25	$11.75
Third Quarter 2004	13.82	7.74
Fourth Quarter 2004	14.94	11.01
First Quarter 2005	13.90	8.61

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are quoted on the Nasdaq National Market, under the symbol “PDSN.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Register Number and Purposes of the Company

Our registration number with the Israeli Companies Registrar is 51-202843-2. Pursuant to Section 2 of our Articles of Association, our purpose is to engage in any lawful occupation and/or business.

Shares ownership; Transfer of Shares

Our memorandum of association, articles of association and the laws of the State of Israel do not restrict the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel.

Our fully paid ordinary shares are issued in registered form and are freely transferable under our articles of association.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of ordinary shares representing more than 50% of the voting power at the general meeting of the shareholders, in person or by proxy, have the power to elect all of the directors whose positions are being filled at that meeting, to the exclusion of the remaining shareholders. External directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted for the election includes at least one-third of the shares of non-controlling shareholders voted at the meeting; or

•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

Dividend and Liquidation Rights

The holders of our ordinary shares will be entitled to their proportionate share of any cash dividend, share dividend or dividend in kind distributed with respect to our ordinary shares on or after the date of this Annual Report. We may distribute dividends out of profits legally available for distribution. Under the Companies Law, a company may distribute a dividend only if the distribution does not create a reasonably foreseeable risk that the company will be unable to meet its existing and anticipated obligations as they become due. A company may only distribute a dividend out of the company’s profits, as defined under the Companies Law. If the company does not meet the profit requirement, a court may allow it to distribute a dividend, as long as the court is convinced that there is no reasonable risk that a distribution might prevent the company from being able to meet its existing and anticipated obligations as they become due.

Under the Companies Law, the distribution of a dividend does not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association provide that the board of directors may distribute dividends without the approval of the shareholders. In the event of our liquidation, holders of our ordinary shares have the right to share ratably in any assets remaining after payment of liabilities, in proportion to the paid-up par value of their respective holdings.

These rights may be affected by the grant of preferential liquidation or dividend rights to the holders of a class of shares that may be authorized in the future.

Voting, Shareholder Meetings and Resolutions

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. This right may be changed if shares with special voting rights are authorized in the future.

Under the Companies Law, an annual general meeting of our shareholders should be held once every calendar year, but no later than 15 months from the date of the previous annual general meeting. According to our articles of association, the quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy holding at least 33.33% of the voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any number of shareholders present in person or by proxy.

Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of two directors or one quarter of the directors in office or the holder or holders of 5% of our share capital plus 1% of the voting power or the holder or holders of 5% of the voting power. The chairman of the board of directors presides at each of our general meetings. The chairman of the board of directors is not entitled to a vote at a general meeting in his capacity as chairman.

Most shareholders’ resolutions, including resolutions to:

•	amend our memorandum or articles of association (except for amendments relating to the election of directors and the powers, composition and size of the board of directors);

•	make changes in our capital structure such as a reduction of capital, increase of capital or share split, merger or consolidation;

•	authorize a new class of shares, elect directors, other than external directors;

•	appoint auditors; or

•	approve transactions with certain office holders;

will be deemed adopted if approved by the holders of a majority of the voting power represented at a shareholders’ meeting, in person or by proxy, and voting on that resolution. In most cases, these actions will not require the approval of a special majority.

Under the Companies Law and our articles of association, shareholders’ meetings require prior notice of at least 21 days. Our fully paid ordinary shares are issued in registered form and are freely transferable under our articles of association.

Modification of Class Rights

The Companies Law provides that the rights of a particular class of shares may not be modified without the vote of a majority of the affected class.

Anti-takeover Provisions; Mergers and Acquisitions under Israeli Law

Merger

The Companies Law permits merger transactions with the approval of each party’s board of directors and generally requires shareholder approval, as well. Under a recent amendment to the Companies Law, a merger with a wholly owned subsidiary does not require approval of the surviving company’s shareholders. A merger does not require approval of the surviving company’s shareholders if (i) the merger does not require amending the surviving company’s memorandum of association or articles of association and (ii) the surviving company does not issue more than 20% of its voting power in connection with the merger and pursuant to the issuance no shareholder would become a controlling shareholder. Shareholder approval of the surviving company would nevertheless be required if the other party to the merger, or a person holding more than 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, holds any shares of the surviving company. In accordance with the Companies Law, our articles of association provide that a merger may be approved at a shareholders meeting by a majority of the voting power represented at the meeting, in person or by proxy, and voting on that resolution. In determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, or the relatives or companies controlled by these persons, are excluded from the vote.

Under the Companies Law, a merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that a merger proposal was filed with the Israeli Registrar of Companies and 30 days have passed from the shareholder approval of the merger in each merging company.

Standstill and Voting Agreement

Pursuant to our agreement with the General Atlantic entities, the General Atlantic entities agreed to a standstill whereby they may not take any of the following actions, among others, until June 15, 2008, subject to certain limited exceptions:

•
“solicit” any “proxy” (as such terms are defined under the Securities Exchange Act of 1934) from our shareholders, or become a “participant” in any “election contest” (as such terms are defined under the Securities Exchange Act of 1934) with respect to us;

•	vote for the removal of any member of our board of directors;

•	call any meeting of our shareholders;

•
otherwise act, alone or in concert with others, to solicit or negotiate any business combination with us, any restructuring, recapitalization or similar transactions involving us, or any tender offer or exchange offer for any of our voting securities; or

•	form or participate in a “group” (within the meaning of the Securities Exchange Act of 1934) with respect to the foregoing matters.

In addition, under the agreement, the General Atlantic entities agreed that until May 12, 2009, if the approval of certain change of control transactions in which the holders of our ordinary shares receive at least $13.34 per ordinary share are submitted to a vote of our shareholders, and the General Atlantic entities own voting securities representing in excess of 20% of our outstanding voting power, then the General Atlantic entities will vote their voting securities representing in excess of the 20% threshold in the same proportion as the votes cast by all our other shareholders with respect to such change of control transactions.

Pursuant to an amendment to the agreement, dated April 18, 2005, we agreed with the General Atlantic entities that they would not, until June 15, 2008, acquire ownership of any of our securities, which would represent, when added to the other securities owned by the General Atlantic entities and their affiliates, in excess of 35% of our outstanding voting securities. In addition, until May 12, 2009, the General Atlantic entities agreed to vote their voting securities representing in excess of 26% of our outstanding voting power in the same proportion as the votes cast by all our other shareholders.

Tender Offer

The Companies Law requires a purchaser to conduct a tender offer in order to purchase shares in publicly held companies, if as a result of the purchase the purchaser would hold more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights. A tender offer is not required in the following circumstances: (i) the purchase was in a private offer that was approved by the shareholders as a private offer that is meant to grant the purchaser 25% or more of the voting rights, if there is no other shareholder of the company that holds 25% of the voting rights, or 45% of the voting rights, if there is no other shareholder that holds 45% of the voting rights; (ii) the purchaser would hold more than 25% of the voting rights after purchasing shares from a person that held more than 25% of the voting rights; or (iii) the purchaser would hold more than 45% of the voting rights after purchasing shares from a person that held more than 45% of the voting rights.

Under the Companies Law, a person may not purchase shares of a public company if, following the purchase of shares, the purchaser would hold more than 90% of the company’s shares or of any class of shares unless the purchaser makes a tender offer to purchase all of the target company’s shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, the purchaser would hold more than 95% of the company’s shares or a particular class of shares, the ownership of the remaining shares will be transferred to the purchaser. However, if the purchaser is unable to purchase 95% or more of the company’s shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

Approval of Related Party Transactions Under Israeli Law

Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Management — Executive Officers and Directors” is an office holder under the Companies law.

Fiduciary Duties. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires the office holder to act in good faith and for the benefit of the company, including, among other things, to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or others. This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information pertaining to these actions.

Compensation. Under the Companies Law, all compensation arrangements for office holders who are not directors require approval of the board of directors, unless the articles of association provide otherwise. Our articles provide for a compensation committee to approve the compensation of all office holders. Arrangements regarding the compensation of directors require audit committee, board and shareholder approval.

Disclosure of Personal Interest. The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest”, as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporate body in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from the fact of that the office holder is also a shareholder in the company.

The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction”. The Companies Law defines an extraordinary transaction as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and a relative as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant and the spouse of any of the foregoing.

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. The transaction may not be approved if it is adverse to the company’s interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then in addition to any approval stipulated by the articles of association, approval of the company’s audit committee and the board of directors is required. Exculpation, indemnification, insurance or compensation of a director also would require shareholder approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

Shareholders

The Companies Law imposes the same disclosure requirements, as described above, on a controlling shareholder of a public company that it imposes on an office holder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Approval of the audit committee, the board of directors and our shareholders is required for:

•	extraordinary transactions (including a private placement) with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•	employment of a controlling shareholder or his relative.

The shareholder approval must include the majority of shares voted at the meeting. In addition, either:

•	the majority must include at least one-third of the shares of the voting shareholders who have no personal interest in the transaction; or

•	the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction must not represent more than 1% of the aggregate voting rights in the company.

Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

•	any amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

A shareholder has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty of loyalty.

Exculpation, Indemnification and Insurance of Directors and Officers

Our articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent that was permitted by the Companies Law at the time of our initial public offering, provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders where the office holder is a director. Our articles of association also allow us to insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.

Under the Companies Law, a company may indemnify an office holder against any monetary liability incurred in his or her capacity as an office holder whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by court. A company also can indemnify an office holder against reasonable litigation expenses including attorneys’ fees, incurred by him or her in his or her capacity as an office holder, in proceedings instituted against him or her by the company, on its behalf or by a third party, in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent, or in which an indictment was not brought against the office holder. In addition, a company may indemnify an office holder against reasonable legal fees, including attorney’s fees, incurred by him or her in consequence of an investigation or proceeding instituted against him or her by an authority that is authorized to conduct such investigation or proceeding, and that was resolved without an indictment against him or her and without imposing on him or her financial obligation as an alternative of a criminal proceeding, or that was resolved without filing an indictment against him or her but with the imposition on him or her of a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent.

Under the Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than litigation expenses, must be limited to foreseeable types of events in light of the company’s actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

Under the Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third party, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third party.

A company may exculpate an office holder from a breach of duty of care, but only in advance of that breach. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution.

Under the Companies Law, however, an Israeli company may only indemnify or insure an office holder against a breach of duty of loyalty to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly, or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offence.

Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the extent permitted by law and by our articles of association for liabilities not covered by insurance and that are of certain enumerated types of events, subject to an aggregate sum equal to 50% of the shareholders’ equity following our initial public offering.

C.	MATERIAL CONTRACTS

The development and production agreement we entered into with Austria Mikro in August 2001 and the development agreement we entered into with Freescale Semiconductor Inc. are summarized under “Manufacturing” under Item 4.B “Business Overview.” The employment agreements we entered into with Igal Rotem and Ilan Atias are described under Item 6.C “Board Practices.” The voting and standstill agreement we entered into with investment entities affiliated with General Atlantic Partners, LLC in May 2004, and the amendment to the agreement dated April 18, 2005, are discussed under Item 7.B “Related Party Transactions” and under “Anti-takeover Provisions; Mergers and Acquisitions under Israeli Law” under Item 10.B “Memorandum and Articles of Association.”

D.	EXCHANGE CONTROLS

Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, freely repatriable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

E.	TAXATION

The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes.

ISRAELI TAXATION

The following is a summary of the principal Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of some Israeli tax consequences to persons who hold or who will acquire our ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel, traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 34% of their taxable income in 2005. The rate was 35% for 2004, and is scheduled to decline to 32% in 2006 and 30% in 2007. However, as discussed below, the rate is effectively reduced for income derived from an Approved Enterprise. Please also see Note 7 to our audited consolidated financial statements included elsewhere in this report.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be described as follows:

•
Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

•	Where a company’s depreciated cost of Fixed Assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to specified limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959 (the “Investment Law”) provides that capital investments in a production facility (or other eligible assets) may, upon approval by the Investment Center of the Israel Ministry of Industry and Trade (the “Investment Center”), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

Currently we have three Approved Enterprise programs under the Capital Investments Law, which entitle us to tax benefits. The Approved Enterprise program grants us a two-year tax exemption for undistributed income and an additional period of five years of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares.

Undistributed income derived from our Approved Enterprise is exempt from tax as stated above, commencing on the first year in which we generate taxable income from the Approved Enterprise. The tax benefits for these programs have not yet started. In any event, the period in which we are entitled to the tax benefits is limited to twelve years from the commencement of production or fourteen years from the date of approval, whichever is earlier. If we distribute a dividend from income that is tax exempt, we would have to pay up to 25% tax in respect of the amount distributed.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the Alternative Benefits Program is elected.

The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the regulations thereunder and the criteria set forth in the applicable certificate of approval. If we do not fulfil these conditions in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, with the addition of the Israeli consumer price index linkage differences and interest. We believe that our Approved Enterprises currently operate in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so.

On March 29, 2005, the Investment Law was amended in order to provide expanded tax benefits to local and foreign investors and to simplify the bureaucratic process of approving an investment program. The amendment shall apply only to our future Approved Enterprise programs.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

•	accelerated depreciation rates on equipment and buildings;

•	under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Nonresidents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 25%, which tax will be withheld at source. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. resident is 25%. However, dividends paid from income derived from our Approved Enterprise are subject to withholding at the rate of 15%.

Capital Gains Taxes Applicable to Non-Israeli Shareholders

Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation. In addition, the U.S.-Israel Tax Treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company, and who held an interest of less than 10% during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a description of the material U.S. federal income tax considerations applicable to an investment in the ordinary shares by U.S. Holders who acquired their shares pursuant to our initial public offering and who hold the ordinary shares as capital assets for U.S. federal income tax purposes, generally, for investment. As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who is:

•	a citizen or resident of the United States;

•
a corporation or partnership created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if the trust has elected validly to be treated as a United States person for U.S. federal income tax purposes or if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions.

The term “Non-U.S. Holder” means a beneficial owner of an ordinary share who is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder also are discussed below.

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to in this discussion as the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, each as available and in effect as of the date of this Annual Report. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

•	insurance companies;

•	dealers in stocks, securities or currencies;

•	financial institutions and financial services entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that receive ordinary shares as compensation for the performance of services;

•	tax-exempt organizations;

•	persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;

•	individual retirement and other tax-deferred accounts;

•	expatriates of the United States;

•	persons having a functional currency other than the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more, by voting power or value, of PowerDsine.

This discussion also does not consider the tax treatment of persons or partnerships who hold ordinary shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax or alternative minimum tax.

We urge you to consult with your own tax advisor regarding the tax consequences of investing in the ordinary shares, including the effects of federal, state, local, foreign and other tax laws.

Distributions Paid on the Ordinary Shares

We have never paid cash dividends and we currently do not intend to pay cash dividends in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

A non-corporate U.S. holder’s “qualified dividend income” currently is subject to tax at reduced rates not exceeding 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

(a)	the stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., or

(b)
that corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury.

The Internal Revenue Service has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose. Dividends paid by a foreign corporation will not qualify for the reduced rates, however, if such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a “foreign investment company” or a “passive foreign investment company” for U.S. federal income tax purposes. Currently we do not believe that we will be classified as a “foreign investment company” or a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year. However, see the discussion under “Passive Foreign Investment Company Considerations” below. Provided we do not become a “foreign investment company,” a “foreign personal holding company” or a “passive foreign investment company” for U.S. federal income tax purposes, dividend distributions with respect to our ordinary shares should be treated as “qualified dividend income” so long as we satisfy the treaty related requirements above or our ordinary shares are readily tradable on an established securities market in the U.S. Taxpayers must satisfy certain holding period requirements in order to be eligible for the reduced rates for qualified dividend income. The reduced rate applicable to dividend distributions does not apply to tax years beginning after December 31, 2008.

Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States.

Foreign Tax Credit

Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit purposes, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the ordinary shares would be foreign source income and whether and to what extent that purchaser would be entitled to the credit.

Disposition of Ordinary Shares

Upon the sale or other disposition of ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the sale or disposition, the ordinary shares were held for more than one year. Long-term capital gains realized by non-corporate U.S. Holders are generally subject to a lower marginal U.S. federal income tax rate than ordinary income, other than qualified dividend income, as defined above. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the U.S.-Israel Tax Treaty on the source of income.

Subject to the discussion below under “Information Reporting and Back-up Withholding”, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

•	that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, or

•
in the case of any gain realized by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company. A non-U.S. corporation will be considered a passive foreign investment company for any taxable year in which, after applying look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of passive assets, which generally means assets that generate, or are held for the production of, passive income. Passive income may include amounts derived by reason of the temporary investment of funds. If we were classified as a passive foreign investment company, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary share, the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses. In addition, holders of stock in a passive foreign investment company may not receive a “step-up” in basis on shares acquired from a decedent. U.S. Holders who hold ordinary shares during a period when we are a passive foreign investment company will be subject to the foregoing rules even if we cease to be a passive foreign investment company.

Based upon a projection of our income and assets, determined by reference to the expected market value of our shares when issued and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, and our intended use of the proceeds of our initial public offering, we do not believe that we will be a passive foreign investment company for our current taxable year. However, because passive foreign investment company status is based on our income and assets for the entire taxable year, it is not possible to determine whether we will have become a passive foreign investment company for the current taxable year until after the close of the year. Moreover, we must determine our passive foreign investment company status annually based on tests which are factual in nature, and we have not determined whether we will become a passive foreign investment company in the future. While we intend to manage our business so as to avoid passive foreign investment company status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid passive foreign investment company status or whether our business plans will change in a manner that affects our passive foreign investment company status determination. In addition, because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a passive foreign investment company, we cannot assure that we will not be considered a passive foreign investment company for any taxable year.

The passive foreign investment company rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund. However, a U.S Holder may make a qualified electing fund election only if we furnish the U.S. Holder with certain tax information. We currently do not provide this information, and we currently do not intend to take actions necessary to permit you to make a qualified electing fund election in the event we are determined to be a passive foreign investment company. As an alternative to making this election, a U.S. Holder of passive foreign investment company stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. This election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a passive foreign investment company that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that the Nasdaq National Market will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares will continue to trade on the Nasdaq National Market or that the shares will be regularly traded for this purpose.

The rules applicable to owning shares of a passive foreign investment company are complex, and each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a passive foreign investment company.

Information Reporting and Back-Up Withholding

Holders generally will be subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. In addition, Holders will be subject to back-up withholding tax on dividends paid in the United States on ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Holders will be subject to information reporting and back-up withholding tax on proceeds paid within the United States from the disposition of ordinary shares unless the holder provides an IRS certification or otherwise establishes an exemption. Information reporting and back-up withholding may also apply to dividends and proceeds paid outside the United States that are paid by certain “U.S. payors” or “U.S. middlemen,” as defined in the applicable Treasury regulations, including:

(1)	a U.S. person;

(2)	the government of the U.S. or the government of any state or political subdivision of any state (or any agency or instrumentality of any of these governmental units);

(3)	a controlled foreign corporation;

(4)	a foreign partnership that is either engaged in a U.S. trade or business or whose Untied States partners in the aggregate hold more than 50% of the income or capital interests in the partnership;

(5)	a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.; or

(6)	a U.S. branch of a foreign bank or insurance company.

The back-up withholding tax rate is 28% for years through 2010. Back-up withholding and information reporting will not apply to payments made to Non-U. S. Holders if they have provided the required certification that they are not United States persons.

In the case of payments by a payor or middleman to a foreign simple trust, foreign grantor trust or foreign partnership, other than payments to a holder that qualifies as a withholding foreign trust or a withholding foreign partnership within the meaning of the Treasury regulations and payments that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the person treated as the owner of the foreign grantor trust or the partners of the foreign partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

The amount of any back-up withholding will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that required information is furnished to the IRS.

F.	DIVDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

You may request a copy of our U.S. SEC filings, at no cost, by writing or calling us at PowerDsine Ltd, 1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421, Attention: Julie Shafiki, Director of Corporate Communications, Telephone: +972-9-775-5118. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices. In addition, our filings with the Securities and Exchange Commission may be inspected without charge at the SEC’s Public Reference Room at 100 Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov

A copy of each document (or a translation thereof to the extent not in English) concerning PowerDsine that is referred to in this Annual Report on Form 20-F, is available for public view (subject to confidential treatment of certain agreements pursuant to applicable law) at our principal executive offices at PowerDsine Ltd, 1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Fluctuations and Exchange Risk

All of our sales are in U.S. dollars or are linked to the U.S. dollar, while a portion of our expenses, principally salaries and related expenses of our Israeli personnel, are in New Israeli Shekels. We also maintain cash balances in New Israeli Shekels, which are subject to exchange rate fluctuations. Accordingly, we are exposed to the risk of fluctuation of the New Israeli Shekels in relation to the U.S. dollar. We cannot predict any future trends in the exchange rate of the New Israeli Shekels against the U.S. dollar. Any strengthening of the New Israeli Shekels in relation to the U.S. dollar would increase the U.S. dollar cost of our operations, and affect our U.S. dollar-measured results of operations. We do not engage in any hedging or other transactions intended to manage these risks. In the future, we may undertake hedging or other similar transactions or invest in market risk sensitive instruments if we determine that it is advisable to offset these risks.

The table below sets forth a history of exchange rates for the five most recent years for which financial statements are presented, setting forth the rates for the period end, the average rates, and the range of high and low rates for each period.

$1 = New Israeli Shekels
	Year ended December 31,
	2000	2001	2002	2003	2004
Year end	4.04	4.42	4.74	4.38	4.31
Average rates	4.08	4.21	4.74	4.51	4.49
High	4.20	4.42	4.99	4.81	4.59
Low	3.97	4.07	4.44	4.31	4.31

	Month ended
	Dec 31, 2004	Nov 30, 2004	Oct 31, 2004	Sept 30, 2004	Aug 31, 2004	July 31, 2004
High	4.34	4.45	4.48	4.52	4.56	4.53
Low	4.31	4.36	4.43	4.48	4.52	4.47

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. Currently, we do not have any outstanding borrowings. As of December 31, 2004, all of our investments were in bank deposits and we intend to continue to invest in bank deposits. We believe that this will minimize our market risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Prior to the closing of our initial public offering, all of our outstanding preferred shares were converted into ordinary shares. Appropriate articles of incorporation (relating only to ordinary shares and allowing, for example, free transferability of shares) became effective upon the closing of our initial public offering. Since our initial public offering, no instruments defining the rights of our ordinary shares’ holders have been modified.

E.	USE OF PROCEEDS

The effective date of our first registration statement, filed on Form F-1 under the Securities Act of 1933 (No. 333-115777), relating to the initial public offering of our ordinary shares, was June 9, 2004 and the offering date was June 9, 2004. The offering was managed by Citigroup Global Markets Inc., CIBC World Markets Corp, Deutsche Bank Securities, Inc. and Piper Jaffray & Co. In the offering we sold 5,100,000 ordinary shares at a per share price of $11.5. Our aggregate net proceeds (after underwriting discounts and expenses) amounted to approximately $52.5 million. Selling shareholders under the registration statement sold 900,000 shares for aggregate net proceeds of approximately $9.6 million (after underwriting discounts). The aggregate price of the offering amount registered was $69 million. The offering closed on June 15, 2004. The selling shareholders granted the underwriters an option to purchase an additional 900,000 ordinary shares to cover over-allotments, and this option was exercised in full, resulting in additional aggregate net proceeds to the selling shareholders of $9.6 million (after underwriting discounts).

The amount of the underwriting discount paid by us and the selling shareholders in the offering (including with respect to the additional 900,000 shares purchased from the selling shareholders to cover over-allotment) was approximately $5.6 million and the expenses of the offering, not including the underwriting discount, were approximately $5.8 million.

To date, the net proceeds of the offering were invested in accordance with our investment policy in short- and long-term marketable debt securities, rated AA and above. We still intend to use the proceeds in the manner set forth in our prospectus of June 9, 2004.

ITEM 15.     CONTROLS AND PROCEDURES

Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2004. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

During the period covered by this report, no material changes in our internal control over financial reporting have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Dr. Michael Anghel, who is an independent director (as defined under Rule 4200(a)(15) of the NASD market rules) and serves on our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

In 2004, we adopted a Code of Ethics For Chief Executive Officer, Chief Financial Officer and other Officers and employees that may be designated from time to time (including the finance and accounting groups that report to our chief financial officer; individuals performing similar finance functions; and any other individual that submit data portraying similar financial information to our chief financial officer and chief executive officer). This Code has been posted on our website, www.powerdsine.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

We paid the following fees for the professional services rendered by Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, which has served as our independent public accountants for the years ended December 31, 2002, 2003 and 2004:

	2003 (in thousands)	2004 (in thousands)
Audit Fees	$80	$151
Audit Related Fees	-	318
Tax Fees	-	10
All Other Fees	5	8
Total	$85	$487

For the year 2004, audit related services rendered by Kesselman & Kesselman included services provided in connection with out initial public offering; tax services rendered by Kesselman & Kesselman included primarily tax advice regarding relocation of employees; and the amount comprising “All Other Fees” was paid for services rendered in connection with our “approved enterprise” status.

For the year 2003, the amount comprising “All Other Fees” was paid for services rendered in connection with our “approved enterprise” status.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements and related auditors’ report are filed as part of this Annual Report.

ITEM 19.    EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

1.1	Registrant’s Memorandum of Association (English Translation)*
1.2	Certificate of Change of Name (English Translation)*
1.3	Registrant’s Articles of Association*
4.1	Amended and Restated Rights Agreement, by and among the Registrant and the parties named therein, dated October 31, 2001*
4.2	Amended and Restated Rights Agreement, by and among the Registrant and the parties named therein, dated June 7, 2004*
4.3	Agreement among certain investment entities affiliates with General Atlantic Partners, LLC and the Registrant, dated May 12, 2004*
4.4	Custom IC Development Agreement between Freescale Semiconductor, Inc. (formerly, the semiconductor division of Motorola Inc.) and the Registrant, dated February 21, 2003*^
4.5	Development and Production Agreement between Austria Mikro Systeme International AG and the Registrant, dated August 28, 2001*^
4.6	Section 102 Stock Option Plan*
4.7	2003 Israeli Share Option Plan*
4.8	Stock Option Plan (Incentive and Restricted Stock Option)*
4.9	Amendment No. 1, dated April 18, 2005, to Agreement among certain investment entities affiliates with General Atlantic Partners, LLC and the Registrant, dated May 12, 2004
8.	List of subsidiaries
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.	Certification of Periodic Financial Reports
15.1	Consent of Independent Registered Public Accounting Firm

*Previously filed as an exhibit to the Registration Statement on Form F-1 (No. 333-115777), with respect to the Registrant’s initial public offering.
^ Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PowerDsine Ltd.

By:	/s/ Igal Rotem
Igal Rotem, Chief Executive Officer

Date: June 29, 2005

PowerDsine Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
POWERDSINE LTD.

We have audited the consolidated balance sheets of PowerDsine Ltd. (the “Company”) and its subsidiary as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2003 and 2004 and the results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

February 8, 2005

/s/ Kesselman & Kesselman
Certified Public Accountants
A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

POWERDSINE LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	December 31,
	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,616	$15,044
Restricted cash (Note 8A)	—	500
Marketable debt securities (Note 8E)	28,149	—
Accounts receivable:
Trade (Note 8B)	5,719	4,650
Prepaid expenses	728	479
Other (Note 8C)	1,116	675
Inventories (Note 8D)	1,431	1,065

Total current assets	52,759	22,413
INVESTMENTS AND OTHER LONG-TERM ASSETS (Note 3)	38,743	1,448
PROPERTY AND EQUIPMENT, net (Note 2)	1,623	1,544
Total assets	$93,125	$25,405
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$3,175	$141
Accrued expenses	4,888	2,888
Other (Note 8F)	4,620	1,414
Deferred revenues	1,144	1,107
Total current liabilities	13,827	5,550
ACCRUED SEVERANCE PAY (Note 4)	1,973	1,479
COMMITMENTS AND CONTINGENT LIABILITIES (Note 5)	-	-
Total liabilities	15,800	7,029
SHAREHOLDERS’ EQUITY (Note 6):
Share capital:
Ordinary shares of NIS 0.01 par value
(Authorized*- 41,900,000 shares;
issued and outstanding* - 1,674,825 shares at
December 31, 2003 and 19,311,452 shares at
December 31, 2004),	136	4
Convertible preferred shares of NIS 0.01 par value
(Authorized*- 12,150,000 shares;
issued and outstanding* - 10,525,575 shares
at December 31, 2003 and no shares issued and outstanding at
December 31, 2004)	—	17
Additional paid-in capital	134,229	74,491
Warrants	—	2,004
Deferred stock-based compensation	(7,330)	(9,661)
Accumulated deficit	(49,613)	(48,479)
Other comprehensive loss	(97)	—
Total shareholders’ equity	77,325	18,376
Total liabilities and shareholders’ equity	$93,125	$25,405

* The 2003 figures are stated after giving retroactive effect to the ten-to-one share split and the allotment of the fully paid bonus shares in May 2004, see Note 6.

The accompanying notes are an integral part of these consolidated financial statements

POWERDSINE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2004	2003	2002

SALES	$41,168	$25,104	$16,410
COST OF SALES*	20,050	12,257	9,655

GROSS PROFIT	21,118	12,847	6,755

OPERATING EXPENSES:
Research and development expenses*	6,658	5,220	6,050
Selling and marketing expenses*	7,507	6,138	5,173
General and administrative expenses*	2,678	2,130	2,416
Stock-based compensation*	5,987	1,194	—

Total operating expenses	(22,830)	(14,682)	(13,639)

LOSS FROM OPERATIONS	(1,712)	(1,835)	(6,884)
FINANCIAL INCOME, net
(Note 8I)	699	93	452
LOSS BEFORE TAXES ON INCOME	(1,013)	(1,742)	(6,432)
TAXES ON INCOME	(121)	(54)	(63)

NET LOSS	$(1,134)	$(1,796)	$(6,495)

NET LOSS PER ORDINARY SHARE:
Basic and diluted	$(0.10)	$(1.08)	$(3.91)
WEIGHTED AVERAGE SHARES USED IN
COMPUTING NET LOSS
PER ORDINARY SHARE:
Basic and diluted	11,210,780	1,660,030	1,659,825

* Stock-based compensation consists of:
Cost of sales	139	59
Research and development	655	296
Selling and marketing	428	219
General and administrative	4,765	620

Total	5,987	1,194

The accompanying notes are an integral part of these consolidated financial statements

POWERDSINE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

	Share capital				Additional paid-in capital		Deferred Stock-based compensation		Other comprehensive loss
	Number of shares							Accumulated deficit
	Preferred*	Ordinary*	Amount			Warrants				Total
BALANCE AT JANUARY 1, 2002	7,626,135	1,659,825	17		45,600	1,049	(41)	(40,188)		6,437
CHANGES DURING 2002:
Net loss								(6,495)		(6,495)
Issuance of share capital and warrants	2,899,440		4		(a)18,044	909				18,957
Forfeiture of options to employees					(41)		41
Stcck-based compensation related to options granted to the Chairman of the Company’s Board of Directors						39				39
Issuance of warrants to a service provider						7				7
BALANCE AT DECEMBER 31, 2002	10,525,575	1,659,825	21		63,603	2,004		(46,683)		18,945
CHANGES DURING 2003:
Net loss								(1,796)		(1,796)
Deferred stock-based compensation related to employee stock option grants					10,855		(10,855)			—
Amortization of deferred stock-based compensation related to employee stock option grants							1,194			1,194
Exercise of employee stock options		10,500	(b	)	18					18
Exercise of warrants		4,500	(b	)	15					15
BALANCE AT DECEMBER 31, 2003	10,525,575	1,674,825	$21		$74,491	$2,004	$(9,661)	$(48,479)		$18,376
CHANGES DURING 2004:
Net loss								(1,134)		(1,134)
Conversion of convertible preferred shares	(10,525,575)	11,229,401	25		(25)
Allotment of fully paid bonus shares			70		(70)
Exercise of warrants		586,689	6		1,998	(2,004)
Issuance of share capital upon initial public offering		5,100,000	11		(a)52,057					52,068
Deferred stock-based compensation related to employee stock option grants					3,940		(3,940)
Forfeiture of options granted to employees					(284)		284			—
Amortization of deferred stock-based compensation related to employee stock option grants							5,987			5,987
Issuance of options to a service provider					8					8
Exercise of employee stock options		720,537	3		2,114					2,117
Other comprehensive loss									(97)	(97)
BALANCE AT DECEMBER 31, 2004	—	19,311,452	$136		$134,229	—	$(7,330)	$(49,613)	(97)	$77,325

*	After giving retroactive effect to the ten-to-one share split and the allotment of the fully paid bonus shares in May 2004, see Note 6.
(a)	Net of issuance expenses of $106 and $6,582 in the years ended December 31, 2002 and 2004, respectively.
(b)	Representsan amount less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,134)	$(1,796)	$(6,495)
Adjustments to reconcile net loss to net cash provided by
(used in) operating activities:
Depreciation and amortization	542	791	790
Changes in the accrued liability for severance pay	494	354	114
Amortization of premium on marketable debt securities	176	—	—
Capital loss (gain) from sale of property and equipment	3	(5)	(1)
Loss (gain) on amount funded in respect of severance pay	(11)	(143)	123
Amortization of deferred stock-based compensation	5,987	1,194	—
Compensation expenses related to options granted to the
Chairman of the Company’s Board of Directors and other service providers	8	—	46
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(1,069)	1,047	(1,123)
Prepaid expenses	(249)	249	(633)
Other (including non-current portion)	(224)	(221)	(211)
Increase (decrease) in accounts payable and accruals:
Trade	3,034	(1,902)	694
Accrued expenses	2,000	1,475	(315)
Other	2,655	409	(153)
Increase (decrease) in deferred revenues	37	879	(397)
Decrease (increase) in inventories	(366)	(702)	2,344
Net cash provided by (used in) operating activities	11,883	1,629	(5,217)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(624)	(468)	(302)
Proceeds from sale of property and equipment	—	6	5
Restricted cash	500	—	(500)
Investment in available for sale debt securities	(78,798)	—	—
Proceeds from maturities of marketable debt securities	13,310	—	—
Amounts funded in respect of severance pay	(409)	(327)	(286)
Amounts withdrawn from severance funds	71	85	75
Net cash used in investing activities	(65,950)	(704)	(1,008)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceed from issuance of share capital in an initial public
offering, net of issuance expenses	52,618	—	—
Proceeds from issuance of preferred shares and exercise
of warrants, net of issuance expenses	—	15	18,957
Proceeds from exercise of employee stock options	2,021	18	—
Short-term bank credit and loans, net	—	—	(3,740)
Net cash provided by financing activities	54,639	33	15,217
INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	572	958	8,992
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR	15,044	14,086	5,094
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF YEAR	$15,616	$15,044	$14,086
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION—cash paid during the period for:
Interest	$66	$56	$57
Income taxes	$70	$88	$73
Supplemental disclosure of non-cash financing activity:
Recievable an account of options exercised	$96	—	—
Offering costs payable	$550	—	—

The accompanying notes are an integral part of these consolidated financial statements

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

A.	General

1)
PowerDsine Ltd. (the “Company”) is an Israeli company that together with its wholly owned U.S. subsidiary, PowerDsine, Inc. (collectively the “Group”) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet in local area networks. In addition to Power-over-Ethernet products, the Group also sells telecommunications products, including telephone ring signal generators and remote power feeding modules. As to the Group’s sales information and principal customers, see Note 8G.

2)	Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

3)	Use of estimates in the preparation of consolidated financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods. Actual results could differ from those estimates.

B.	Functional currency

The currency of the primary economic environment in which the Company’s and its subsidiary’s operations are conducted is the U.S. dollar (“$” or “dollar”). Substantially all of the Group’s revenues are derived in dollars or in other currencies linked to the dollar. Purchases of most materials and components are carried out in, or linked to, the dollar. Thus, the functional currency of the Group is the dollar.

Balances in foreign currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. Foreign currency transactions are recorded in the consolidated statements of operations using the exchange rates at the transaction dates. Depreciation, amortization and changes in inventories and other changes deriving from non-monetary items are based on historical exchange rates. The resulting translation gains or losses are recorded as financial income or expenses, as appropriate.

C.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly controlled and owned subsidiary, PowerDsine, Inc., a U.S. based-company.

Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales, not yet realized outside the Group, also have been eliminated in consolidation.

D.	Cash and cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

E.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:

1)	Raw materials—on a weighted average basis.
2)	Finished products—on the basis of production costs:

Raw materials, and subcontracted work component—on a weighted average basis; and
Labor and overhead component—at actual cost.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued)

F.	Marketable debt securities

The Company classified its existing marketable debt securities, in accordance with the provisions of statement of Financial Accounting Standard (FAS) No.115 "Accounting for Certain Investments in Debt and Equity Securities" as available for sale. These investments are reported at fair value with unrealized gains amd losses, not of related tax, recorded as a separate component of comprehensive income in shareholders equity until realized. The Company includes under "Financial income" interest and amortization of premiums and discounts over the maturity period for those debt securities and gains and losses on callable debt securities that matured early. For all investment securities, the Company recognizes in net income unrealized losses that are other than temporary. The Company does not hold these securities for speculative or trading purposes.

G.	Property and equipment

Property and equipment are recorded at cost and depreciated by the straight-line method over their estimated useful lives.

Depreciation periods are as follows:

Years
Machinery and equipment	7 - 15
Computers and peripheral equipment	3 - 5
Office furniture and equipment	7 - 16

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

H.	Impairment of long-lived assets

Long-lived asses, held and used by the Group, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

I.	Revenue recognition

Revenues from sales of products are recognized when an arrangement (usually in the form of purchase order) exists, delivery has occurred, title has passed to the customer, the Group’s price to the customer is fixed or determinable and collectability is reasonably assured. In the majority of the Group’s agreements with distributors, distributors are entitled to return the Group’s products held by such distributors on the date of termination by either party to the agreement. In such terminable agreements, the sales price is neither fixed nor determinable until this cancellation privilege lapses. Therefore, revenues from transactions involving distributors and the related cost of sales are recognized when the products are delivered to the distributor’s customer. Revenues in respect of these transactions are included in deferred revenue until delivered to the distributor’s customers. The Group does not, in the normal course of business, grant rights to return products to its clients and distributors.

The Group provides for warranty costs at the same time as the revenue is recognized. The annual warranty provision is calculated as a percentage of sales, based on historical experience.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued)

J.	Research and development

Research and development expenses are charged to income as incurred.

K.	Advertising expenses

Advertising expenses are charged to income as incurred (see also Note 8H).

L.	Income taxes

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when these differences reverse. Valuation allowances in respect of deferred tax assets are provided when it is more likely than not that all or part of the deferred tax assets will not be realized.

Upon the distribution of dividends from the tax-exempt income of an “Approved Enterprise” (see Note 7), the amount distributed will be subject to the tax rate that would have been applicable had the Company not been exempted from payment thereof. The Company intends to permanently reinvest the amounts of tax exempt income and it does not intend to cause distribution of such income as cash dividends.

Therefore, no deferred income taxes have been provided in respect of such tax exempt income.

The Group may incur additional tax liability in the event of an intercompany dividend distribution; no account was taken of the additional tax since it is the Group’s policy not to cause distribution of dividends, which would involve additional tax liability to the Group in the foreseeable future.

Taxes, which would apply in the event of disposal of investment in the subsidiary, have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold this investment, not to realize it.

M.	Stock-based compensation

The Group accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under APB No. 25, deferred stock-based compensation is based on the difference, if any, on the grant date between the fair value of the Company’s shares and the exercise price of related equity awards. The Company recognizes deferred stock-based compensation expense as the Company amortizes the deferred stock-based compensation amounts using the straight line method over the related vesting periods, generally four or five years. In accordance with FAS No. 123 “Accounting for Stock-Based Compensation” (“FAS 123”), the Group discloses pro-forma information assuming the Group had accounted for employee stock option grants using the fair value-based method defined in FAS 123. The Company accounts for equity awards issued to non-employees in accordance with the provision of FAS 123, “Accounting for Stock-Based Compensation”, and EITF No. 96-18, “Accounting for Equity Instruments that are Issued to other than Employee for Acquiring or in Conjunction with Selling Goods or Services” and related interpretations.

The following table illustrates the effect on net loss and loss per share assuming the Group had applied the fair value recognition provisions of FAS 123 to its stock-based compensation.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31,
	2004	2003	2002
	(U.S. dollars in thousands,
	except per share data)

Net loss, as reported	$(1,134)	$(1,796)	$(6,495)
Add—stock-based compensation
expense, included in reported net loss	5,987	1,194	—
Deduct—stock-based compensation
expense determined under fair value
method for all awards	(6,851)	(1,464)	(155)
Pro forma net loss	$(1,998)	$(2,066)	$(6,650)
Net loss per ordinary share, as reported:
Basic and diluted	$(0.10)	$(1.08)	$(3.91)
Net loss per ordinary share, pro forma:
Basic and diluted	$(0.18)	$(1.24)	$(4.01)

N.	Loss per share (“LPS”)

Basic and diluted LPS is computed by dividing net loss by the weighted average number of ordinary shares outstanding for the period. The weighted average number of ordinary shares outstanding during each period, gives retroactive effect to a ten-to-one share split and issuance of fully paid bonus shares in May 2004 in connection with the company's initial public offering.

Convertible preferred shares, options and warrants were not included in the computation of diluted LPS because the effect would be anti-dilutive.

O.	Comprehensive income (loss)

The Company’s components of comprehensive income (loss) are net unrealized gains or losses on investments held as available for sale.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued)

P.	Fair value of financial instruments

The financial instruments of the Company consist mainly of non-derivative current assets, investments and current liabilities. In view of their nature, the fair value of financial instruments included in working capital of the Company is usually identical or close to their carrying value. As to the fair value of marketable debt securities, see Note 8E. The fair value of amounts funded in insurance policies in respect of employees severance pay is usually identical or close to their carrying value.

Q.	Concentration of credit risks

Financial instruments that subject the Group to credit risks consist primarily of cash, cash equivalents and marketable securities, which are deposited in major financial institutions in the U.S. and Israel.

A substantial part of the Group’s revenue is derived from its principal customers (see Note 8G). These customers are large and well-known enterprises all over the world. The Group evaluates the collectibility of its trade balances on a current basis. The allowance for doubtful accounts has been determined for specific debts where collection is doubtful.

R.	Recently issued accounting pronouncements in the United States of America:

1)	FAS 123 (Revised 2004) Share-based Payment

In December 2004, the Financial Accounting Standards Board ("FASB") issued the revised Statement of Financial Accounting Standards FAS No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (July 1, 2005 for the Company). This statement applies to all awards granted or modified after the statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company estimates that the cumulative effect of adopting FAS 123R as of its adoption date by the Company (July 1, 2005), based on the awards outstanding as of December 31, 2004, will be approximately $240 thousand. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur subsequent to December 31, 2004 and prior to the adoption of FAS 123R. The Company will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the statement will not be restated.

2)	FAS 151 Inventory Costs – an amendment of ARB 43, Chapter 4

In November 2004, the FASB issued FAS No. 151, "Inventory Costs - an amendment of ARB 43, Chapter 4" (FAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued)

The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on the Company’s financial statements or its results of operations.

3)	FAS 153 Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29

In December 2004, the FASB issued FAS No. 153, Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29 (FAS 153).  FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions in FAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company).  Early application of FAS 153 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company’s financial statements or its results of operations.

4)	EITF 03-1

In March 2004, the FASB issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” which provides new gudance for assessing impairment losses on debt and equity investments. Additionally, EITF Issue No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF Issue No. 03-1; however, the disclosure requirements remain effective and have been adopted by the Company in these financial statements. The Company will evaluate the effect, if any, of EITF Issue No. 03-1 when final guidance is released.

NOTE 2 — PROPERTY AND EQUIPMENT

A.	Property and equipment grouped by major classification, is as follows:

	December 31,
	2004	2003
	(U.S. dollars in thousands)
Cost:
Machinery and equipment	$2,063	$1,894
Computers and peripheral equipment	2,190	1,784
Office furniture and equipment	565	548
Leasehold improvements	351	339
	5,169	4,565
Less—accumulated depreciation and amortization	(3,546)	(3,021)
	$1,623	$1,544

B.
Depreciation and amortization expenses in respect of property and equipment amounted to approximately $790,000, $791,000 and $542,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 —INVESTMENTS AND OTHER LONG TERM-ASSETS

Investments and other long-term assets balance is composed as follows:

	December 31,
	2004	2003
	(U.S. dollars in thousands)
Investment in marketable debt securities (see Note 8E)	37,066	—
Amount funded by insurance policies in respect of employee
severance pay (see Note 4)	$1,556	$1,207
Loans to employees, net of current maturities	—	1
Prepaid expenses	121	240
	$38,743	$1,448

NOTE 4 — EMPLOYEE RIGHTS UPON RETIREMENT

A.
Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company has recorded a severance pay liability for the amount that would be paid if all its Israeli employees were dismissed at the balance sheet date, on an undiscounted basis, in accordance with Israeli labor law. This liability is computed based upon the number of years of service multiplied by the latest monthly salary. The amount of accrued severance pay above represents the Company’s severance pay liability in accordance with labor agreements in force and based on salary components, which in management’s opinion, create an entitlement to severance pay.

The liability is partly funded by insurance policies. The amounts funded are included among other assets (see Note 3). The Company may only utilize the insurance policies for the purpose of disbursement of severance pay.

B.	Severance pay expenses amounted to approximately $331,000, $337,000 and $494,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

C.
The Company expects to pay $167,000 future benefits to its employees during the years 2010 to 2014 upon their normal retirement age. The amount was determined based on the employees current salary rates and the number of service years that will be accumilated upon the retirement date. These amounts do not include amounts that might be paid to employees that will cease working for the Company before their normal retirement age.

D.	The Company expects to contribute $410,000 in the year ending December 31, 2005 to the insurance policies in respect of its severance pay obligation.

NOTE 5 — COMMITMENTS AND CONTINGENT LIABILITY

A.	Commitments—lease agreements

The Group leases office space under operating lease agreements expiring in January 2006. The Group also leases cars for its employees under operating lease agreements expiring on different dates through October 2007. Lease payments are mainly linked to the exchange rate of the dollar. The projected lease payments under the above leases, at rates in effect as of December 31, 2004, are as follows:

Year ending December 31:	(U.S. dollars in thousands)
2005	$1,427
2006	477
2007	85
$1,989

Rental expenses totaled $699,000, $343,000 and $390,000 in the years ended December 31, 2002, 2003 and 2004, respectively. Car lease expenses totaled $661,000, $741,000 and $609,000 in the years ended December 31, 2002, 2003 and 2004, respectively.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — COMMITMENTS AND CONTINGENT LIABILITY (continued)

B.	Litigations:

1)
On January 2, 2002, the Company received a copy of a Complaint for Patent Infringement and Request for Jury Trial filed on October 26, 2001 (the “Complaint”) against the Group. The Complaint was filed by ChriMar Systems, Inc. (“ChriMar”) in the United States District Court for the Eastern District of Michigan, Southern Division (the “Court”). In its Complaint, ChriMar Systems claims that the Group has infringed patent rights owned by it. ChriMar Systems requests that the Court determine the following: that the patent was duly and legally issued, and is valid and enforceable, that the Group has directly and/or contributorily infringed the patent and/or actively induced infringement of the patent by others, that the Group be preliminarily and permanently enjoined from engaging in any further acts of infringement of the patent, that ChriMar Systems be awarded damages adequate to compensate for the infringement by the Group, that the infringement by the Group was willful, thereby entitling ChriMar Systems to recover treble damages, that the infringement by the Group has been such to render the action exceptional and that ChriMar Systems be awarded reasonable attorney’s fees, and that ChriMar Systems be awarded such other and further relief as the Court may deem to be right and just.

On February 21, 2002, the Group filed an answer to the Complaint in which the Group denied all of the allegations stated in the Complaint and raised additional defenses such as laches, estoppel, and failure to state a claim. Neither the Group nor ChriMar Systems took any other action in connection with this matter. ChriMar Systems also filed a lawsuit against Cisco Systems, Inc. (“Cisco”), alleging that Cisco products infringed their patent. On May 15, 2003, the Court, following a stipulation by the parties, entered an order staying the proceeding between ChriMar and the Group pending the resolution of the case against Cisco. In the case against Cisco, a Special Master appointed by the Court held that the plaintiff’s patent was not valid. The Court upheld the Special Master’s decision and unless the plaintiff appeals the decision or litigates its other claims, the suit against the Group will be dismissed. At this stage of the litigation the Group’s management and its legal counsel cannot estimate the outcome of the litigation with ChriMar Systems and, therefore, no provisions have been included in the Group’s financial statements in respect of the foregoing claim.

2)
On March 31, 2004, the U.S. subsidiary of the Group filed a complaint in the Federal District Court for the Southern District of New York against Network-1 Security Solutions, Inc (“Net-1”). In the complaint the U.S. subsidiary requests that the court declare that a certain patent assigned to Net-1 is either not infringed by the U.S. subsidiary’s products and /or is not valid. To this date the U.S. subsidiary and Net-1 have stipulated several times to delay the date on which Net-1 has to respond to the U.S. Subsidiary’s complaint. In addition, on January 21, 2005 the court denied Net-1’s Motion to Dismiss the U.S. subsidiary’s complaint. No further action has taken place in the case. However, the Company believes it is reasonable to assume that as part of its answer and response to the U.S. subsidiary’s complaint, Net-1 will file counterclaims alleging that the products sold by the Group infringe foregoing patent. At this point it is too early to provide an evaluation of the outcome of this case, particularly in light of the early stage of the proceedings.

NOTE 6 — SHAREHOLDERS’ EQUITY

All figures in these financial statements have been retroactively adjusted to reflect the share split and the issuance of fully paid bonus shares, effected May 7, 2004, see A.(1) below:

A.	Share capital

1)
On May 7, 2004 the shareholders adopted the following resolution: a ten-to-one share split and an allotment of fully paid bonus shares, NIS 0.01 par value, to the Company’s shareholders such that the holder of each of the Company’s shares of any class of stock was issued 0.5 shares of NIS 0.01 par value of the same class of stock.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — SHAREHOLDERS’ EQUITY (continued)

2)	Initial Public Offering (“IPO”)

(a)
In June 2004, 6,900,000 ordinary shares of NIS 0.01 par value (including 900,000 ordinary shares resulting from the exercise of the over-allotment option by the underwriters) were offered in an IPO. 5,100,000 ordinary shares by the Company and 1,800,000 ordinary shares by certain shareholders, for $11.50 per share. The net proceeds to the Company of $52,122,000 were net of a 7% underwriting discount and other offering costs.

Since June 9, 2004, the Company’s ordinary shares trade in the United States on the Nasdaq National market.

(b)
Upon closing of the offering, all of the Company’s outstanding convertible prefererd shares (see C. below) were converted into 11,229,401 ordinary shares and all outstanding warrants were exercised into convertible preferred shares which were then exercised on a cashless basis for 586,639 ordinary shares.

B.	Ordinary shares

Each ordinary share is entitled to one vote. The holders of ordinary shares also are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. No dividends have been declared or paid as of December 31, 2004.

C.	Convertible preferred shares

Under the Company’s amended and restated Articles of Association, the Company’s convertible preferred shares are issuable in series. Upon the closing of the Company’s IPO, all oustanding convertible preferred share were converted into ordinary shares.

As of December 31, 2003, the company's convertible preferred stock was composed of serieses ("A"-"H"). As of that date, 10,525,575 convertible preferred shares were issued and outstanding.

D.	Warrants

On December 31, 2003, the Company had 1,118,310 warrants to purchase Series H preferred shares outstanding. These warrants were fully vested at an exercise price of, $6.62 and had a 4-5 years life term. All of those warrants were exercised on a cashless basis for additional shares of preferred stock which converted into 586,639 ordinary shares upon completion of the Company’s IPO.

E.	Stock option plans:

1)	On October 21, 1996, the Company’s Board of Directors approved a Section 102 stock option plan (“102 plan”). Options granted under the 102 plan may be granted to the employees of the Group.

On February 27, 1997, the Company’s Board of Directors approved an incentive and restricted stock option plan for employees of its subsidiary and consultants of the Company and its subsidiary (“the incentive plan”). The incentive plan provides for the grant of incentive stock options as defined under Section 422 of the Internal Revenue Code of 1986, and restricted stock options to purchase ordinary shares of the Company.

In December 2003, following the tax reform in Israel (see Note 7J), the Company’s Board of Directors approved a revised Section 102 stock option plan (the “2003 plan”). Options granted under the 2003 plan may be granted to directors, officers and employees of the Group. The Company’s Board of Directors selected the capital gains tax track for options granted to the Group’s employees.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — SHAREHOLDERS’ EQUITY (continued)

The 102 plan and the 2003 plan are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specifield in Section 102 of the Income Tax Ordinance.

2)
Each option under the above mentioned plans can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. Immediately upon exercise of the option and issuance of ordinary shares, the ordinary shares issued upon exercise of the options will confer on holders the same rights as the other ordinary shares.

Options generally vest over four to five years from the date of grant. Any option not exercised within 10 years from grant date will expire, unless extended by the Board of Directors. The exercise price of the options granted under the plans is to be determined by the Board of Directors at the time of the grant.

3)
In October 2001, the Company’s shareholders approved a grant of 750,000 options to purchase the same amount of the Company’s ordinary shares, NIS 0.01 par value, with an exercise price equal to $3.33, to its two co-founders (employees of the Company and shareholders), on the following terms:

(a)	300,000 of the options were fully vested on the grant date, and

(b)
450,000 vest on the earlier to occur of: (i) a Qualified IPO; or (ii) any deemed liquidation event in which the Series H preferred shareholders either receive or waive the right to receive their Series H Preferential Amount. In June 2004, The Company recorded a one-time stock-based compensation expense, upon the closing of the IPO, in the amount of $3,677,000, equal to the difference between the IPO issuance price of $11.50 and $3.33, multiplied by 450,000.

In addition, in November 2003, the Company’s shareholders approved a grant, under the 2003 plan, of 255,000 options to purchase the same amount of the Company’s ordinary shares, NIS 0.01 par value, to its two co-founders. Those options have an exercise price of $3.33 and they vest over a period of five years.

4)
In January 1, 2002, the Company, with the approval of certain employees, cancelled 739,080 options previously granted to the said employees. The Company granted to the said employees the same number of options in July 2002 at exercise price of $3.33 (fair value at date of grant).

5)
At the 2003 annual shareholders meeting it was resolved to grant 37,500 fully vested options to a director. Each option is exercisable into one ordinary share of the Company with an exercise price of such options is $3.33.

In addition, at the same meeting it was resolved to grant 283,030 options to the Chairman of the Board of Directors (“Chairman”) for service rendered as Chairman. Each option is exercisable into one ordinary share of the Company. The exercise price of such options is $3.33. The options vest in four equal annual installments starting on the grant date.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 6 — SHAREHOLDERS’ EQUITY (continued)

At a meeting of the Company’s shareholders held in September 2004, the shareholders approved the grant of options to purchase 50,000 of the Company’s ordinary shares (the “Initial Grant”) to each external director and to each director currently in office other than the Chairman and the Chief Executive Officer. The shareholders also approved a resolution stating that on the date immediately following the last vesting date of the Initial Grant, and on the anniversary of such date every year thereafter, each director then in office, other than directors who also are employees of the Company, shall be entitled to receive an annual grant of options to purchase 10,000 ordinary shares (the “Annual Grant”), with an exercise price per ordinary share equal to the closing price of the ordinary shares on the applicable grant date. The chairman, if still in duty, shall be entitled to receive the Annual Grant commencing in September 2007. The shareholders determined that all options will expire on the ten-year anniversary of the grant date and that options in the Initial Grant and the Additional Grant will vest in four equal annual installments starting on the first anniversary of the grant date.

6)
The Company’s board of directors authorized an automatic increase, to occur on November 29 of each year until November 30, 2013, of the aggregate pool of stock available for grant under the Company’s stock option plans. This yearly increase may be in an amount up to three percent of the then outstanding share capital. On November 29, 2004, the number of such shares available in the option pool increased by 558,570 shares.

7)	A summary of the status of the option plans as of December 31, 2002, 2003 and 2004 changes during the periods ended on those dates, is presented below:

	Options outstanding
			Weighted
	Available		average
	For		exercise
	Grant	Shares	price

Outstanding - January 1, 2002	145,020	1,116,225	$6.47
Options authorized	450,000	—	—
Options granted- at fair value	(1,042,305)	1,042,305	3.33
Options forfeited	988,065	(988,065)	7.43

Outstanding - December 31, 2002	540,780	1,170,465	4.27
Options authorized	1,515,000	—	—
Options granted- below fair value	(1,655,595)	1,655,595	3.33
Options exercised	—	(15,000)	2.21
Options forfeited	58,575	(58,575)	7.02

Outstanding - December 31, 2003	458,760	2,752,485	$3.18
Options authorized	558,570	—	—
Options granted-at fair value	(78,750)	78,750	11.56
Options granted- below fair value	(858,605)	858,605	12.12
Options exercised	—	(720,537)	2.94
Options forfeited	69,486	(69,486)	3.33

Outstanding -December 31, 2004	149,461	2,899,817	$5.39

Exercisable - December 31, 2004		1,491,894	$3.29

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — SHAREHOLDERS’ EQUITY (continued)

The weighted average grant date fair value of options granted during the years ended December 31, 2002, 2003 and 2004 amounted to $0.73, $8.53, and $6.79 per option, respectively. The fair value was determined by using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	Year ended December 31,
	2004	2003	2002

Risk-free interest rate	4%	5%	5%
Expected lives	5 years	5 years	5 years
Dividend yield	0%	0%	0%
Expected volatility	59%	0%	0%

The following table summarizes information about options outstanding and exercisable at December 31, 2004:

	Options outstanding		Options exercisable
		Weighted
		average
		number of
		years		Weighted
		remaining in		average
	Number of	contractual	Number of	exercise
Exercise price	options	life	options	price

$0.49	52,575	2.44	52,575	$0.49
1.74	6,750	3.13	6,750	1.74
2.84	8,250	4.21	8,250	2.84
3.33	2,994,012	7.45	1,488,038	3.33
5.68	5,175	5.20	5,175	5.68
6.62	6,000	7.03	3,001	6.62
11.57	74,250	9.63	10,125	11.57
$12.37	848,712	10.00	—	$12.37
	3,995,724		1,573,914

8)
The weighted average exercise price per share of the options granted in the years ended December 31, 2002 , 2003 and 2004 was $3.33, $3.33 and $12.08, respectively. In respect of these grants, the Company recorded $14,795,000 of deferred stock compensation, which is to be a moritized over the vesting period of the options.

F.	Options to service providers

1)
On July 17, 2002, the Company’s Board of Directors resolved to grant to the Chairman of the Board of Directors of the Company (the “Chairman”) for consulting services rendered, 30,000 options which vested throughout that year. All options granted to the Chairman will be exercised by cashless exercise mechanism and other than that will have the same terms as options granted under the employee share option plans. The Company recorded approximately $39,000 general and administrative expenses in the year ended December 31, 2002 based on the fair value of such options determined using the Black-Scholes option pricing model and the assumption listed in Note 6 above.

2)
In June 2004, the Company issued to a service provider 7,500 options in consideration for services received. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company, at an exercise price of $11.50. The fair value of these options amounted to approximately $48,000, estimated on the date of grant using the fair value of the options was calculated using the Black-Scholes model with the following assumption: risk-free interest rate of 5%, expected life 5 years, 0% dividend yield and 50% expected volatility.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — TAXES ON INCOME

A.	Corporate taxation in Israel

1)	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter—the Inflationary Adjustments Law)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI. The Company is taxed under this law.

As explained in Note 1B, the financial statements are measured in dollars. The difference between the change in the Israeli CPI and the exchange rate of the dollar relative to the Israeli currency, both on an annual and cumulative basis, causes differences between taxable results and results reflected in these financial statements.

Paragraph 9(f) of FAS 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax based of assets and liabilities that are measured from the local currency into dollars using historical, exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

8)	Tax rates

The income of the company is taxed at the regular rate. Through to December 31, 2003, the corporate tax was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 – 34%, in 2006 – 32%, and in 2007 and thereafter – 30%. The effect of the change in the tax rates in the coming years, on the deferred tax balances of the amendment to the law, is included in note G above.

Pursuant to another amendment to the Income Tax Ordinance, which became effective in 2003, capital gains are taxed at a reduced rate of 25% from January 1, 2003, instead of the regular corporate tax rate at which such gains were taxed until the aforementioned date. The aforesaid amendment stipulates that with regard to the sale of assets acquired prior to January 1, 2003, the reduced tax rate will be applicable only for the gain allocated to capital gains earned after the implementation of the amendment, which will be calculated, as prescribed by said amendment.

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “law”)

Under the law, by virtue of the “approved enterprise” status granted to certain production facilities, the Company is entitled to various tax benefits, as follows:

1)	Reduced tax rates

In respect of income derived from its approved enterprise, the Company is entitled to reduced tax rates during a period of seven years from the year in which the enterprise first earns taxable income, but not later than 2010. Since the Company has not yet derived taxable income, the period of benefits in respect of the approved enterprise of the Company has not yet commenced.

Income derived from the approved enterprise is tax exempt during the first two years of the seven-year tax benefit period as above and is subject to a reduced tax rate during the remaining five years of benefits.

In the event of distribution of cash dividends from income, which was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed.

The Company has decided to permanently reinvest the amount of such tax exempt income, and not distribute it as dividends.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — TAXES ON INCOME (continued)

2)	Accelerated depreciation

The Company is entitled to claim accelerated depreciation in respect of equipment used by the approved enterprise during the first five tax years of the operation of these assets.

3)	Conditions for entitlement to the benefits

The entitlement to the above benefits is conditioned upon the Company’s fulfillment of the conditions stipulated by the law, the regulations published hereunder and the certificates of approval for the specific investments in the approved enterprise.

In the event the Company fails to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli consumer price index (“CPI”) and interest.

C.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses as a deduction for tax purposes and amortization of patents and certain other intangible property rights.

D.	Taxation of the U.S. subsidiary

The U.S. subsidiary is taxed in accordance with U.S. tax laws.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — TAXES ON INCOME (continued)

E.	Taxes on income included in the consolidated operating statements

	Year ended December 31
	2004	2003	2002
	(U.S. dollars in thousands)
Income (loss) before taxes on income:
Israel	$(1,315)	$(1,868)	$(6,626)
United States	302	126	194
	$(1,013)	$(1,742)	$(6,432)

Taxes on income:
Israel	—	—	—
United States	$(121)	$(54)	$(63)
	$(121)	$(54)	$(63)

F.	Carryforward tax losses

The Company has carryforward tax losses as of December 31, 2004 in the amount of approximately $48 million. Under Israeli tax laws, carryforward tax losses of the Company are linked to the Israeli CPI, and can be utilized indefinitely.

G.	Theoretical tax

A reconciliation of the amount of the income tax benefit that results from applying the statutory income tax rate 36% in 2002 and 2003 and 2004 35% in to pretax loss and the reported amount of income tax expenses is as follows:

	Year ended December 31,
	2004	2003	2002
	(U.S. dollars in thousands)

Tax benefit at statutory rate	$(355)	$(627)	$(2,315)
Increase in taxes in respect of tax losses incurred
in the reported period for which deferred taxes
were not created	460	673	2,385
Increase in taxes resulting from different
tax rates for the non Israeli subsidiary	15	5	8
Other	1	3	(15)

Income tax expenses	$121	$54	$63

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — TAXES ON INCOME (continued)

H.	Deferred income taxes

The Company has decided to permanently reinvest tax exempt income and not cause distribution of dividends from such income, if any. As of December 31, 2004, the Company had no tax exempt income. Virtually all of the Company temporary differences are in respect to carryforward tax losses. The Company expects that during the period its tax losses are utilized, its income would be substantially tax exempt.

Accordingly, no deferred tax assets have been included in these financial statements in respect to the Company’s carryforward tax losses.

I.	Tax assessments

The Company has received final tax assessments for the year ended December 31, 2000. The subsidiary has not received final tax assessments since incorporation (May 9, 1997).

NOTE 8 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

A.	Restricted cash

On December 31, 2003, the Company had $500,000 of restricted cash in one of its bank accounts in favor of one of its subcontractors as a guarantee for the Company’s performance. This restriction on cash expired on December 31, 2004.

B.	Accounts receivable—trade

Accounts receivable trade balances are net of allowances for doubtful accounts. Changes in the allowance balance during the year are as follows:

	Year ended December 31,
	2004	2003	2002
	(U.S. dollars in thousands)
Balance at beginning of year	$37	$68	$151
Decrease in the allowance during
the year	(29)	(28)	(83)
Cancellation in respect to write-off of bad debts		(3)
Balance at end of year	$8	$37	$68

C.	Accounts receivable—other

	December 31,
	2004	2003
	(U.S. dollars in thousands)
Government of Israel	$595	$608
Income recivables	372	—
Other	149	67
	$1,116	$675

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

D.	Inventories

	December 31,
	2004	2003
	(U.S. dollars in thousands)
Raw materials	$545	$234
Finished products	886	831

	$1,431	$1,065

E.	Marketable debt securities:

1)	At December 31, 2004, the aggregate fair value and the gross unrealized holding gains and losses were as follows:

Aggregate	Unrealized	Unrealized
fair value	gains	losses
U.S. dollars in thousands

65,215	60	(157)

The marketable debt, as of December 31, 2004, securities mature as follows:

U.S. $ in thousands
2005	28,149
2006	18,985
2007	18,081
65,215

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

2)	The marketable debt securities are presented in the balance sheet as follows:

December 31, 2004

Among current assets	28,149
Among investments and long-term
receivables	37,066
65,215

F.	Accounts payable and accruals—other

	December 31,
	2004	2003
	(U.S. dollars in thousands)

Payroll and related expenses	$608	$524
Withholding tax upon exercise of employees options	2,984	-
Accrued vacation and recreation pay	819	756
Provision for product warranty (*)	206	129
Other	3	5

	$4,620	$1,414

(*) Change in provision for product warranty was as follows:

	December 31,
	2004	2003	2002
	(U.S. dollars in thousands)
The changes in the balance during the year:
Balance at beginning of year	$129	$81	-
Product warranties for new sales	77	43	81
Changes in accrual in respect of
pre-existing warranties	-	5	-

Balance at end of year	$206	$129	$81

G.	Sales

1)	Sales by product type are as follows:

•	PoE—the product that enables the delivery and management of operating power over Ethernet network cables to power end-devices connected to Ethernet network.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

•	Telecommunications—products include telephone ring signals generators, ASIC controllers and DSL remote power feeding modules.

	PoE	Telecommunications	Total
	(U.S. dollars in thousands)
Year ended December 31, 2002
Sales to external customers	$13,609	$2,801	$16,410
Year ended December 31, 2003
Sales to external customers	$22,502	$2,602	$25,104
Year ended December 31, 2004
Sales to external customers	$38,495	$2,673	$41,168

2)	Geographic information for sales is determined according to the location of the customer as follows:

		Long-lived
	Sales	assets
	(U.S dollars in thousands)

Year Ended December 31, 2002
Europe (including Israel)	$3,229	$1,678
North America	10,854	190
Asia Pacific	2,327
Total	$16,410	$1,868

Year Ended December 31, 2003
Europe (including Israel)	$7,302	$1,419
North America	15,427	125
Asia Pacific	2,375
Total	$25,104	$1,544

Year Ended December 31, 2004
Europe (including Israel)	$9,692	$1,548
North America	23,670	75
Asia Pacific	7,806
Total	$41,168	$1,623

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

3)	Sales to principal customers (exceeding 10% of net sales) by percentages of net sales:

	Year ended December 31,
	2004	2003	2002
	PoE	PoE	PoE

Customer A	9%	10%	7%
Customer B	19%	18%	17%
Customer C	6%	13%	11%
Customer D	7%	11%	6%
	41%	52%	41%

H.	Advertising expenses

Advertising expenses amounted to approximately $190,000, $126,000 and $ 106,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

I.	Financial income (expenses), net

	Year ended December 31,
	2004	2003	2002
	(U.S. dollars in thousands)

Exchange rate (losses) gains, net	$(91)	$(52)	$323
Amortization of premium on marketable
gdebt securities	143
Interest and bank commissions, net	647	145	129

	$699	$93	$452

EXHIBIT INDEX

1.1	Registrant’s Memorandum of Association (English Translation)*
1.2	Certificate of Change of Name (English Translation)*
1.3	Registrant’s Articles of Association*
4.1	Amended and Restated Rights Agreement, by and among the Registrant and the parties named therein, dated October 31, 2001*
4.2	Amended and Restated Rights Agreement, by and among the Registrant and the parties named therein, dated June 7, 2004*
4.3	Agreement among certain investment entities affiliates with General Atlantic Partners, LLC and the Registrant, dated May 12, 2004*
4.4	Custom IC Development Agreement between Freescale Semiconductor, Inc. (formerly, the semiconductor division of Motorola Inc.) and the Registrant, dated February 21, 2003*^
4.5	Development and Production Agreement between Austria Mikro Systeme International AG and the Registrant, dated August 28, 2001*^
4.6	Section 102 Stock Option Plan*
4.7	2003 Israeli Share Option Plan*
4.8	Stock Option Plan (Incentive and Restricted Stock Option)*
4.9	Amendment No. 1, dated April 18, 2005, to Agreement among certain investment entities affiliates with General Atlantic Partners, LLC and the Registrant, dated May 12, 2004
8.	List of subsidiaries
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.	Certification of Periodic Financial Reports
15.1	Consent of Independent Registered Public Accounting Firm

*Previously filed as an exhibit to the Registration Statement on Form F-1 (No. 333-115777), with respect to the Registrant’s initial public offering.
^ Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.