Form 20-F
period 2005-12-31
POWERDSINE LTD
filed 2006-06-30
CIK 1275816

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ____ to _____

Commission File No. 000-50787

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

As of December 31, 2005, the Registrant had outstanding 19,581,167 ordinary shares, par value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing require-ments for the past 90 days.
Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes ☐   No ☒

As used herein, and unless the context suggests otherwise, the terms “we,” “us” or “ours” refer to PowerDsine Ltd. and its consolidated subsidiary, PowerDsine Inc.

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “may,” plans” or “intends,” or words of similar import, identifies a statement as “forward looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will continue to grow, that our products will remain accepted within their respective markets and will not be replaced by new technologies, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this Annual Report at “Item 3.D Risk Factors.”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following selected consolidated financial data is qualified by reference to and should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F (the “Annual Report”). The selected consolidated balance sheet data as of December 31, 2004 and 2005 and the selected consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005, have been derived from the audited consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with accounting principles generally accepted in the United States. The selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 and the selected consolidated statements of operations data set forth below for the years ended December 31, 2001 and 2002 have been derived from our audited consolidated financial statements not included in this Annual Report.

	Year ended December 31,
	2001	2002	2003	2004	2005
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Sales	$19,623	$16,410	$25,104	$41,168	$38,619
Cost of sales*	12,027	9,655	12,316	20,189	18,167
Gross profit	7,596	6,755	12,788	20,979	20,452
Operating expenses:
Research and development	12,193	6,050	5,220	6,658	6,634
Selling and marketing	6,482	5,173	6,138	7,507	9,653
General and administrative	3,205	2,416	2,130	2,678	3,690
Stock-based compensation**	56	-	1,135	5,848	1,904
Total operating expenses	(21,936)	(13,639)	(14,623)	(22,691)	(21,881)
Loss from operations	(14,340)	(6,884)	(1,835)	(1,712)	(1,429)
Financial income (expenses), net	(210)	452	93	699	2,335
Taxes on income	(50)	(63)	(54)	(121)	(155)
Net income (loss)	$(14,600)	$(6,495)	$(1,796)	$(1,134)	$751
Net income (loss) per ordinary share, basic and diluted	$(8.81)	$(3.91)	$(1.08)	$(0.10)	$0.04
Weighted average shares used in computing net loss per ordinary share, Basic(1)	1,656,450	1,659,825	1,660,030	11,210,780	19,490,449
Diluted (1)	1,656,450	1,659,825	1,660,030	11,210,780	20,715,844
*Stock-based compensation included in:
Cost of sales	$5	$-	$59	$139	$139
**Stock-based compensation consists of
Research and development	17	-	296	655	640
Selling and marketing	35	-	219	428	232
General and administrative	4	-	620	4,765	1,032

	As of December 31,
	2001	2002	2003	2004	2005
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,094	$14,086	$15,044	$15,616	$14,366
Working capital	4,189	17,322	16,863	38,932	43,064
Total assets	16,048	24,759	25,405	93,125	92,276
Long-term liabilities	1,011	1,125	1,479	1,973	2,250
Total liabilities	9,611	5,814	7,029	15,800	11,936
Deferred stock-based compensation	(41)	-	(9,661)	(7,330)	(4,769)
Accumulated deficit	(40,188)	(46,683)	(48,479)	(49,613)	(48,862)
Shareholders’ equity	6,437	18,945	18,376	77,325	80,340

(1)See Note 1(N) of our audited consolidated financial statements for an explanation of the number of shares used in computing net loss per share and the methods used in such computation.

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

Risks Related to Our Business and Industry

We have a history of losses, may incur future losses and may not achieve significant profitability.

Since commencing our operations in 1994 and until 2004, we have incurred losses in each fiscal year. We reported net losses of approximately $6.5 million in 2002, $1.8 million in 2003 and $1.1 million in 2004. As of December 31, 2005, we had an accumulated deficit of $48.9 million. Our losses have resulted primarily from research and development expenses, selling and marketing expenses and general and administrative expenses. To succeed in our business, we must continue to invest in the sales and marketing of our existing Power-over-Ethernet products and research and development of new products that are not related to Power-over-Ethernet technology but are related to our technological abilities in power management and control. Therefore, we expect to continue to incur significant sales and marketing expenses, as well as research and development expenses. In addition, we also have recorded stock-based compensation expense in connection with options we granted to our employees. For these reasons, we may incur future losses and may not achieve significant profitability.

To date a small number of customers account for a major part of our sales, and the loss of one or more of these customers, or a significant decrease or delay in sales to any of these customers, could reduce our sales significantly.

To date, we have derived a major part of our sales from a small number of customers. For the year ended December 31, 2005, our four largest customers, Avaya, Anixter, Westcon Group and 3Com, accounted for 37% of our sales. Our principal customers have changed, and we expect that they will continue to change, from year to year. To date, we have not experienced the loss of a principal customer. However, given our dependence on a small number of customers, the loss of one or more of our principal customers or the cancellation or deferral of even a small number of purchases of our products by one of these customers could cause our sales to decline materially if we are unable to increase our sales to alternative customers. A number of factors could cause customers to cancel or defer orders, including delays in manufacturing their own products into which our products are incorporated and interruptions to their operations due to fire, natural disasters or other events or a downturn in their industries. We also have not entered into purchase agreements with some of our largest customers, including Avaya, and instead sell our products to them solely on the basis of purchase orders. In addition, any purchase agreements that we do have with our customers, including those with Anixter, Westcon Group, Nortel and Symbol, do not contain minimum purchase commitments. As a result, these customers could cease purchasing our products with little or no notice to us or fail to pay all or part of an invoice, in each case often without a significant penalty. Our customers do not rely entirely or substantially on a single supplier and, as a result, they could reduce their purchases of our products and increase their purchases of competing products. If any of these customers significantly reduces or delays purchases from us, or if we are required to sell products to them at reduced prices, our sales could be materially adversely affected.

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

Our integrated products generate lower revenues per port than our midspan products; however while sales of our integrated products are increasing, we anticipate that sales of our midspan products will decline. If sales of integrated products do not continue to increase at an accelerated pace, this could cause a decrease in our revenue and could harm our ability to generate revenues.

The average selling price per port for our midspan products is higher than that of our integrated products and therefore sales of our integrated products generate lower revenues per port for us than our midspan products.  We believe that sales of our higher volume, lower revenue integrated products will increase at a fast pace while sales of our higher revenue, lower volume midspan products will decline. If sales of our integrated products do not continue to increase at an accelerated pace, this could cause a decrease in our revenues and could harm our ability to generate future revenues.

Our products will be subject to a general pattern of price decline, which could harm our business.

The average selling prices for our midspan and integrated products have declined and may continue to decline significantly, as these products have become standardized. Furthermore, we expect our competitors to invest in new manufacturing capacity and to achieve significant manufacturing yield improvements in the future. These developments could increase dramatically the worldwide supply of competitive products and result in further downward pressure on prices. If we are unable to decrease per unit manufacturing costs at a rate equal to or faster than the rate at which selling prices continue to decline or if we are unable to introduce new products, our business, financial condition and results of operations will be seriously harmed. Even if we are able to decrease per unit manufacturing costs, because of competitive pressure we will be forced to reduce our selling prices and our business, financial condition and results of operations will be seriously harmed.

Because our historical results are based on the sales of our telecommunications products, our historical financial data accumulated prior to 2002, is of limited value in evaluating our future prospects as we continue to increase our efforts to develop, market and sell our Power-over-Ethernet products.

Our business has evolved from a business focused on selling components for telecommunications applications to a business focused on selling Power-over-Ethernet products for data networking applications. In 2000, we derived substantially all of our sales from telecommunications products. During 2001, we began to derive significant sales from our Power-over-Ethernet products, but we still derived the majority of our sales from our telecommunications products. Beginning in 2002, we derived a majority of our sales from our Power-over-Ethernet products. Going forward, we expect our Power-over-Ethernet products to continue to provide substantially all of our future sales. As a result, our historical financial data accumulated prior to 2002 is of limited value in evaluating our future prospects.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be harmed.

We face significant competition in the markets in which we participate. With the introduction of new technologies and market entrants we expect competition to intensify in the future. Our current principal competitors in the Power-over-Ethernet midspan product market include Red Hawk, Inc., Sprint, Phihong, Netstar, D-Link Corporation and Systems Engineering International Inc. In the integrated circuit market, our main competitors include Texas Instruments, Maxim Integrated Products, Inc., Linear Technology Corp., Micrel Semiconductor, Inc., National Semiconductor, Inc. and SuperTex, Inc. We believe that others, such as Delta Networks, Accton Technology Corporation, Panduit Corp. and MiLAN Technology, recently have introduced or may soon introduce competitive midspan products. We also believe that Broadcom will enter this market and introduce integrated products. Our competitors’ integrated products and midspan products may have better performance, lower prices and broader acceptance than our products. Many of our current and potential competitors have significantly greater name recognition, larger customer bases, more established customer relationships and greater financial, technical, manufacturing, marketing and other resources than do we. We expect to compete with some of the companies listed above to sell products to Cisco Systems, Inc. (“Cisco”), which is the leader in switch shipments globally, and is now deploying switches that have Power-over-Ethernet capabilities and are compliant with the Institute of Electrical Electronics Engineers 802.3af industry standard. In addition, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products, benefit from greater economies of scale and reduce prices to increase market share.

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

We will not be able to achieve business growth if we are not able to develop and introduce new products not based solely on Power-over-Ethernet.

Because of our dependency on a single product and product line, and the continued downward pressure on our selling prices, in order to achieve business growth, we will need to be able to develop and introduce to the market new products that may not be solely related to Power-over-Ethernet technology. There is no guarantee that we will be able to identify a market need for any such products, and even if we do, we may not be able to develop such products or to successfully introduce such products to the market on a timely basis.

Our reliance on single source suppliers could harm our ability to meet demand for our products in a timely manner or within budgets.

We rely on single source suppliers for the microcontrollers and power supplies that we incorporate into our products. Although alternative suppliers exist, we estimate that it would take us at least three months to find alternative suppliers for our microcontrollers and power supplies and to modify our products to incorporate alternate microcontrollers and power supplies. We obtain our first generation Power-over-Ethernet integrated circuit, called the Ido chip, from Austria Mikro Systeme International AG. We obtain our second generation Power-over-Ethernet integrated circuit, called the Ron chip and our third generation Power-over-Ethernet integrated circuits, called Paige and Noam, from Freescale Semiconductor, Inc. (formerly, the semiconductor division of Motorola Inc.). We estimate it would take us at least twelve months to find a new supplier, qualify their process and modify our products to incorporate a new integrated circuit in place of the Ido chip and at least fourteen months to find a new supplier, qualify their process and modify our products to integrate new integrated circuits in place of the Ron, Paige and Noam chips. In addition, we believe that there are only approximately five manufacturers with the capability to supply the Ron, Paige and Noam chips. Our agreement for the development of the Ron chip terminates on December 31, 2007, unless we reach an agreement with Freescale to extend the term of the agreement before March 30, 2008, and our agreement for the development of the Paige chip terminates on December 31, 2008, unless we reach an agreement with Freescale to extend the term of the agreement before March 30, 2009. We do not have a written agreement relating to the Noam chip. To date, we have not experienced the loss of a single source supplier or any significant supply delay or interruption to our production. However, if we are unable to obtain components or integrated circuits from our current suppliers, we may not have sufficient inventory to continue manufacturing our products during the time required to find a new supplier, qualify their process and modify our products. In addition, we may not be able to integrate alternative components or integrated circuits, which may delay shipments, increase expenses and limit our ability to deliver products to our customers. Any inability to deliver products or any late deliveries could hurt our reputation severely and decrease our sales.

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

To date, a portion of our sales was derived from OEM customers who purchased our midspan products. The OEM business for our midspan products has begun to decline and we anticipate a further significant drop in this business; therefore, we will need to quickly develop other channels of sale of these products or risk a significant decline in revenue

To date, we have derived a portion of our sales revenue from sale of midspan products to OEM customers. The OEM business for our midspan products has begun to decline and we anticipate, in the very near future, a further significant decline in this business. As a result, we will need to quickly develop other sales channels for these products. If we fail to develop these channels in the near future we may suffer significant decline in sales revenue which will adversely affect our results from operations.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. As of December 31, 2005, we owned six U.S. patents relating to our Power-over-Ethernet technology and an additional three U.S. patents relating to our ring signal generators. We believe that three of our issued U.S. patents relating to our Power-over-Ethernet technology may cover technology described in the Institute of Electrical Electronics Engineers 802.3af industry standard. Because of our involvement in the standard-setting process, we are required to license certain of our core technology, including the technology covered by these three patents, on a reasonable and non-discriminatory basis to a current or future competitors, to the extent required to carry out the Institute of Electrical Electronics Engineers 802.3af industry standard. In addition, because third parties have or may acquire patents covering technology that also is required to implement the Institute of Electrical Electronics Engineers 802.3af industry standard or under which we require rights to manufacture and sell our own products, we may need to cross-license our technology to those parties in order to obtain necessary rights. We are aware of at least five other companies with products similar to ours that deliver power over Ethernet cables and we also are aware of several patents that have been issued with respect to Power-over-Ethernet technology. It also is possible that other entities may have been issued patents or filed patent applications with respect to Power-over-Ethernet technology. As a result, we may not be able to prevent future competitors from entering the Power-over-Ethernet market on the basis of our issued patents.

We have more than forty patent applications pending in the United States and additional patent applications pending in nine other countries, in the Patent Cooperation Treaty route and before the European Union covering our Power-over-Ethernet technology. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications or, that if patents are issued, the patents will be issued in a form that is advantageous to us. In the event that these patent applications are not issued, they will become publicly available and proprietary information disclosed in the application will become available to others. In addition, we do not know whether any issued patents will be upheld as valid, proven enforceable against alleged infringers or that they will prevent the development of competitive patents. Furthermore, our competitors may develop technology or design around any patents issued to us or our other intellectual property rights and could then offer services and develop, manufacture and sell products that compete directly with our services and products, which could decrease our sales and diminish our ability to compete.

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

Third parties may from time to time claim that our current or future products infringe their patent or other intellectual property rights. For example, in October 2001, a privately held company named ChriMar Systems, Inc. filed a lawsuit in the Federal District Court in the Eastern District of Michigan against us alleging that our products infringed their patent. The same company filed a lawsuit against Cisco alleging that Cisco products also infringed their patent. ChriMar Systems has not specified the amount of the monetary damages which it is seeking to obtain; however, ChriMar Systems states claims for punitive damages. The two lawsuits were determined by the court to be related and were brought before the same judge. The case against us has been stayed pending the resolution of the case against Cisco. In the case against Cisco, a Special Master appointed by the court held that the plaintiff’s patent was not valid. The court upheld the Special Master’s decision. However, Cisco has since entered into a settlement agreement with respect to this litigation and we anticipate that our case will be reopened. If in this particular litigation or any other future lawsuit our technology is deemed to infringe any patent, or if we discover that we infringed third party patent claims, we could be required to license rights from third parties. In another instance, a third party notified us and several of our customers of a patent, which the third party alleges relates to technologies underlying the Institute of Electrical Electronics Engineers 802.3af industry standard. On March 31, 2004, we filed a claim for declaratory judgment of non-infringement and invalidity with respect to this patent in the United States District Court for the Southern District of New York. In November 2005, we reached a settlement in this litigation whereby we dismissed the suit with prejudice in exchange for certain relief from liability for us and our customers (see “Item 8. Financial Information - Legal Proceedings”). It is possible that other relevant patent holder may file claims against certain of our customers which may lead these customers to seek indemnification from us. Since our policy, as stated in our Standard Terms and Conditions of Sale, is not to provide any indemnification in such cases, this could result in litigation with our customers which would cause us to incur expenses and may cause our sales to decline. Although it is common in our industry to cross-license intellectual property or collaborate with other companies in the industry, we may not be able to reach agreement with third parties regarding cross-licensing on terms that are favorable to us or at all. In the event we cannot obtain a license, we may be prevented from using some technology and expend significant resources in an attempt to develop non-infringing technology which may not be successful. This could result in our having to stop the sale of some of our products, increase the costs of selling some of our products, or damage our reputation. In addition, any future intellectual property litigation, regardless of its outcome, may be expensive, divert the efforts of our personnel, disrupt or damage relationships with our customers and could result in our owing third parties significant sums.

We outsource the manufacturing of our products to a small number of manufacturing subcontractors with limited manufacturing capacity, and if we unexpectedly receive large orders, we may not be able to deliver our products to customers on time.

We outsource the manufacturing of our products to a small number of subcontractors. These functions are performed for us in Israel by A.L. Electronics Engineering and Manufacturing Services, Ltd.., in the Philippines by Ionics Circuits, Inc. and in China by UnionBridge international limited. These subcontractors may have limited manufacturing capacity that may be inadequate if our customers place orders for unexpectedly large quantities of our products. In addition, because our subcontractors are located in Israel and the Philippines, they on occasion may feel the impact of potential economic or political instability in those regions. Although we believe that alternative manufacturing capacity for our products is available, if the operations of one or more of these subcontractors were halted or limited, even temporarily, or if they were unable or unwilling to fulfil large orders, we could experience business interruption, increased costs, damage to our reputation and loss of our customers. The process of qualifying a new subcontractor may require several months.

Volatility in the communications equipment industry may affect our sales and, as a result, we could experience reduced sales or operating results.

The communications equipment industry in which our customers operate historically has been volatile and is characterized by fluctuations in product supply and demand. From time to time, this industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, excess inventories and declines in general economic conditions. This volatility could cause our operating results to decline dramatically from one period to the next. We believe that communications equipment industry sales will be affected adversely by unfavorable global economic conditions and reduced capital spending by businesses. Any such adverse conditions will also cause a decrease in the demand for our products. If economic conditions in the United States and worldwide do not continue to improve or if they worsen from current levels, demand for our products may fail to develop and our sales may be materially adversely affected. In addition, if in periods of decreased demand we are unable to adjust our levels of manufacturing and human resources or manage our costs and deliveries from suppliers in response to lower spending by manufacturers, our gross margin might decline and we may experience operating losses.

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

Additionally, our past operating history has shown that we often realize a significant percentage of our quarterly sales toward the end of a quarter, often in the last weeks or days of the quarter. A delay in the completion of a sale past the end of a particular quarter could harm results for that quarter. Factors that could cause our sales and operating results to fluctuate from period to period include:

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

We are headquartered in Israel and have offices in the United States, Taiwan, Korea and India. In addition, we employ sales persons who are based in Portugal and the United Kingdom. One of our principal subcontractors is located in the Philippines. We generated substantially all of our sales in 2005 in North America, as well as in Europe and the Asia Pacific region. Part of our strategy is to expand our sales in existing foreign markets and to enter new foreign markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations subject us to many risks inherent in international business activities, including:

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

Our principal executive offices and research and development facilities are located in Israel and a small portion of our sales are made to customers in Israel. In addition, one of our key subcontractors is located in Israel. Accordingly, political, economic and military conditions in Israel may affect directly our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbours. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Since October 2000, terrorist violence in Israel has increased significantly. Ongoing and revived hostilities or other factors related to Israel could harm our operations and product development process and could decrease sales. Furthermore, several countries, principally those in the Middle East as well as Malaysia and Indonesia, still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit seriously our ability to sell our products in these countries.

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

We may be a passive foreign investment company for U.S. federal income tax purposes.

Based upon our income and assets, and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, we do not believe that we were a passive foreign investment company for our taxable year ending on December 31, 2005. While we intend to manage our business so as to avoid passive foreign investment company status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid passive foreign investment company status or whether our business plans will change in a manner that affects our passive foreign investment company status determination. In addition, because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will considered a passive foreign investment company, we cannot assure that we will not be considered a passive foreign investment company for any taxable year.

Unless our market cap increases by a significant amount relative to the value of our assets that are treated as passive, there is a significant risk that we will be a passive foreign investment company for the 2006 tax year. For example, if the value of our assets and the market price of our shares were to remain at approximately the same level as they were at December 31, 2005 over the course of 2006, then the IRS would treat us as a passive foreign investment company for the 2006 tax year. See “Item 10.E United States Federal Income Tax Considerations - Passive Foreign Investment Company Considerations”.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

PowerDsine Ltd. was incorporated in the State of Israel in October 1994. Our principal executive offices are located at 1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421. Our phone number is (972-9) 775-5100. The agent for service of process in the United States is PowerDsine Inc., incorporated in the State of New York and located at 290 BroadHollow Road, Suite 305E, Melville, New York 11747. Our website address is www.powerdsine.com. The information on our website does not constitute part of this Annual Report. The name PowerDsine is a registered trademark in the United States, Canada, Japan, Korea, Taiwan and Israel and is registered as a community trademark in Europe.

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

Principal Capital Expenditures

We have financed our capital expenditures with cash generated from operations and from maturity of marketable debt securities.

We had capital expenditures of $0.9 million in 2005, $0.6 million in 2004 and $0.4 million in 2003. Our capital expenditures in 2005 consisted primarily of the purchases of computers for our operations in Israel in the amount of $0.4 million, leasehold improvements for our US offices in the amount of $0.3 million and the purchases of research and development equipment in Israel in the amount of $0.2 million. Our capital expenditures in 2004 consisted primarily of purchases of computers for our operations in Israel in the amount of $0.4 million and research and development equipment in Israel in the amount of $0.2 million. Our capital expenditures in 2003 consisted primarily of purchases of computers and peripheral equipment.

We expect that our capital expenditures will be approximately $0.6 million in 2006, mainly relating to purchases of computers and research and development equipment. The principal capital expenditure and divestitures currently in progress consist of purchases of computers and research and development equipment. The majority of our principal capital expenditure and divestitures currently in progress consists of investments in Israel and is financed by internal means.

B. BUSINESS OVERVIEW

Overview

We design, develop and supply integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet in local area networks, or LANs. Our products provide the capability to transmit and manage electrical power over data network cables to power end-devices, such as voice-over-Internet protocol phones, or voice-over-IP phones, wireless LAN access points and advanced security devices that are connected to an Ethernet network. We are a pioneer in the development of Power-over-Ethernet technology and were instrumental in the development of the Institute of Electrical Electronics Engineers 802.3af industry standard for transmitting power over data network cables, also referred to as Ethernet cables. We believe adoption of this industry standard in June 2003 has facilitated and will continue to facilitate the growth of the Power-over-Ethernet market. In September 2005, the Institute of Electrical Electronics Engineers created a new Task Force, of which we are an active and contributing member, responsible for creating an enhanced Power-over-Ethernet standard that will provide increased power to devices such as voice-over-IP phones, wireless LAN access points and network security cameras, which require more than the current power limit defined in the 802.3af standard.

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

We implement our Power-over-Ethernet technology through our integrated products and our system solutions, which we refer to as our midspan products. Our integrated products, consisting of integrated circuits and modules, are embedded in LAN switches, the switches that our customers manufacture for use in local area networks, and provide these switches with built-in Power-over-Ethernet capabilities. Our midspan products are connected between a LAN switch and an end-device, and inject power into Ethernet networks in which the switches originally were not designed to deliver power over the Ethernet. We sell our integrated products to communications equipment manufacturers who incorporate them into their LAN switches. We sell our midspan products to distributors and to communications equipment manufacturers who in turn sell them with their own products. For the year ended December 31, 2005, our four largest customers, Avaya, Anixter, Westcon Group and 3Com, accounted for 37% of our sales.

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

Enhanced Standard for Power-over-Ethernet

With the adoption of the 802.3af Power-over-Ethernet standard, Power-over-Ethernet has gained acceptance with several network devices. However, some market needs are not addressed by this standard as certain 820.3af applications evolve to require more power than the 15.4W provided for under the current standard. Such applications include security cameras, video phones, dual band and outdoor wireless LAN access points, as well as 802.16 devices. Therefore, the Institute of Electrical Electronics Engineers has initiated a study group to investigate the need for an additional standard covering higher power and based on its recommendation, created in September 2005, the new Institute of Electrical Electronics Engineers 802.3at Task Force, dubbed PoEPlus, responsible for creating an enhanced Power-over-Ethernet standard that will provide increased power of at least 30 Watts to powered devices. We are an active and contributing member of this Task Force. The Task Force represents a broad range of industries and consists of communications equipment manufacturers and semiconductor companies, including, in addition to PowerDsine, 3COM, Cisco, Linear Technologies Corp., Nortel, Pulse Inc. and Texas Instruments, Inc.

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

•
Compatibility with pre-standard technologies. Prior to adoption of the Institute of Electrical Electronics Engineers 802.3af industry standard, Power-over-Ethernet was implemented in proprietary formats, principally by us and another company. Power-over-Ethernet solutions that support existing end-devices that were based on prior technologies, as well as end-devices based on the industry standard are therefore desirable.

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

•
Power management. The demands on system power increase as Ethernet switch manufacturers introduce larger port count switch configurations, such as 24- and 48-ports, which support more end-devices. In many system configurations, the amount of power available for distribution is insufficient to supply all ports simultaneously. Simple implementations of such systems with insufficient total power will provide power only to a fixed, limited number of ports. Advanced Power-over-Ethernet solutions must have the capability to manage and balance the power needs of each port.

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

Focusing on large markets and emerging applications. We focus on the large, growing LAN switch market. Our current Power-over-Ethernet products are used principally to support voice-over-IP phones, as well as wireless LAN and advanced security device applications. We believe that as voice, video and data services continue to converge onto Ethernet networks, other attractive market applications will emerge for which our Power-over-Ethernet technology will be a convenient and cost-effective power solution. We may pursue new applications for Power-over-Ethernet, including personal computers, personal digital assistants, set-top cable boxes, and industrial and home automation and control devices.

Pursuing end-device opportunities. We believe integrating Power-over-Ethernet technology into end-devices represents a large and growing opportunity. Many end-devices can be attached to a port and each of these end-devices must be able to receive power. While our products currently target the LAN switch market, in the future, we may offer customers integrated Power-over-Ethernet products specifically for incorporation into end-devices.

Creating new, high volume opportunities by using standards-based solutions. We believe that the adoption of the Institute of Electrical Electronics Engineers 802.3af industry standard in June 2003 has facilitated the growth of the Power-over-Ethernet market by allowing interoperability of different manufacturers’ products. We were a key contributor to the industry standard and were instrumental in its adoption. We believe this provides us with a competitive advantage since the standard reflects our own technology. Furthermore, we believe our role in the development and adoption of the standard has given us a competitive edge in marketing our products to original equipment manufacturers who are adopting this industry standard in their switches and end-devices. We intend to continue developing and offering new products that meet the industry standard. We also intend to use the experience we gained in the development and adoption of the industry standard to drive adoption of other new industry standards. For example, we are currently an active and contributing member to the PoEPlus Task Force, responsible for creating an enhanced Power-over-Ethernet standard that will provide increased power of at least 30 Watts to powered devices. We believe that the adoption of a high power Power-over-Ethernet standard will create new market opportunities for us, by enabling the adoption of the Power-over-Ethernet standard to even a broader set of end devices.

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

Power-Over-Ethernet Products

Midspans. Our PowerDsine 3000, 6000, 6000G and 8000 midspan series of products enable Ethernet networks with switches that do not have Power-over-Ethernet capabilities to transmit power over Ethernet cables. We offer midspans with 1-port, 6-port, 12-port, 24-port and 48-port capability, in order to provide end-users with greater network deployment flexibility. These products can be used to power all major voice-over-IP phones, wireless LAN access points, including Bluetooth (evolving standard for short-range wireless communications) and advanced security devices that currently are commercially available.

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

While midspan products will continue to play an important part in our overall business, we see a gradual shift in sales from midspan to integrated products. Accordingly, we will continue to support the current midspan customers and to supply products but we do not intend to devote significant resources to research and development efforts in connection with midspan products.

Our Power-over-Ethernet midspan and splitter products consist of the following:
Product	Description	Date Introduced	Primary Market Application
PD-6001	1-port Power-over-Ethernet midspan	04/02	Wireless LAN access points, advanced security cameras

PD-6006	6-port Power-over-Ethernet midspan	04/02	Wireless LAN access points, indoor security devices

PD-6012	12-port Power-over-Ethernet midspan	04/02	Voice-over-IP phones and highly populated enterprise wireless LANs

PD-6024	24-port Power-over-Ethernet midspan	04/02	Voice-over-IP phones

PD-6548	48-port Power-over-Ethernet midspan	03/05	Voice-over-IP phones

PG-6000G	6/12 & 24 ports Power-over-Ethernet midspan -supports Gigabit Ethernet	05/05	IP telephony, wireless LAN access points, indoor security devices

PD-3001	11-port Power-over-Ethernet midspan	12/04	For use by small and medium sized businesses for voice-over-IP phones and wireless LAN access points
PD-3006	6-port Power-over-Ethernet midspan	12/03	For use by small and medium sized businesses for voice-over-IP phones and wireless LAN access points
PD-3012	12-port Power-over-Ethernet midspan	12/03

PD-8001	1-port Power-over-Ethernet midspan	04/05	For products that require high
PD-8006/12	6-port and 12-port Power-over-Ethernet midspan	10/03	power, up to 39 watts, such as advanced security cameras

PD-401	Low Voltage Power-over-Ethernet splitter	06/00	Wireless LAN access points

PD-801	High Voltage Power-over-Ethernet splitter	10/03	Advanced security cameras

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

We believe that we were the first company to sell a Power-over-Ethernet integrated circuit commercially. Our first generation integrated circuit, the PD-64008, which we also refer to as the Ido chip, forms the basis of our current integrated and midspan products. Our second generation Power-over-Ethernet integrated circuit, the PD-64012, which we also refer to as the Ron chip, is a fully integrated Power-over-Ethernet system-on-a-chip. Used in conjunction with our microcontroller, the Ron chip forms the basis of a chipset, increasing port connections from eight to twelve ports. The Ron chip reduces the number of components necessary to develop a Power-over-Ethernet enabled switch, thereby reducing overall system cost. The Ron chip uses Freescale’s SmartMOS8 process, which allows power, high voltage analog, and high density digital signal processing to be integrated onto a single chip. The Ron chip has been complemented by third generation integrated circuits, namely the PD64004, which we also refer to as the Paige chip, and the PD64004A, which we also refer to as the Noam chip. Both of these chips provide Power-over-Ethernet capability for 4-ports. These products, therefore allow efficient design of smaller port count switches and midspans. In addition, the Noam chip also features extended temperature operation that makes it well suited to add Power-over-Ethernet capability to industrial Ethernet switches. We intend to launch the Noam chip in the near future.

Currently, we offer our customers the following Power-over-Ethernet integrated products:

Product	Description	Date Introduced	Basic Functionality

PD64012	12-channel Power-over-Ethernet Manager integrated circuit (“Ron” chip)	11/03	12-port, mixed-signal, high-voltage, fully integrated Power-over-Ethernet system-on-a-chip.

PD64012G	12-channel Power-over-Ethernet Manager integrated circuit (“Ron” chip)	01/06	12-port, mixed-signal, high-voltage, fully integrated Power-over-Ethernet system-on-a-chip.

PD63000	48 port Power-over-Ethernet Controller for 4 PD64012 or PD64004 combinations	11/03	Manages a full featured 48 port Power-over-Ethernet system comprising of PD64012 and PD64004 chips.

PD64004	4-channel Power-over-Ethernet Manager integrated circuit	05/04	4-port, mixed-signal, high-voltage, fully integrated Power-over-Ethernet system-on-a-chip.

PD33000	8 port Power-over-Ethernet+ Controller for 2 PD64004	05/04	4 or 8 port system manager, driving PD64004 chips, optimized for low port density switches

PD64008	8-channel Power-over-Ethernet Driver integrated circuit (“Ido” chip)	04/02	8-port, mixed-signal, Power-over-Ethernet driver.

PD65008	8-port Power-over-Ethernet SIP Driver	01/02	8 to 48-port Power-over-Ethernet modules, based on the Ido chip

PD66000	Power-over-Ethernet SIP Controller	01/02	utilizing industry-standard SIP packaging

PD65008- DIMM	8-port Power-over-Ethernet DIMM Driver	04/03	8 to 48-port Power-over-Ethernet modules, based on the Ido chip, utilizing industry-standard DIMM
PD66000- DIMM	Power-over-Ethernet DIMM Controller	04/03	package and mechanics.

PD67024M	24-port Power-over-Ethernet Master DIMM	03/04
12 to 48-port Power-over-Ethernet modules, based on the Ron chip modules, utilizing the industry standard DIMM package and mechanics. These DIMM products are available in a master/slave configuration, with the master (or primary) DIMM controlling the delivery of power to other end devices directly or though the slave(or secondary) DIMM

PD67024S	24-port Power-over-Ethernet Slave DIMM	03/04

PD-IM-7024	Power-over-Ethernet Power Module	07/02
An Ethernet switch line power supply integrating 24-port Power-over-Ethernet for stackable switches, sourcing power to the switch as well as the switch ports. Based on the Ido chip, it enables seamless integration of Power-over-Ethernet into the switch.

PD83000	96 port Power-over-Ethernet Controller for 8 PD64012 or PD64004 combination	03/06	Manages a pre-standard high power solution (802.3af backward compatible) to implement a full featured 96 port Power-over-Ethernet system

Telecommunications Products

DSL Power Modules. Our DSL power modules are remote power feeding modules that deliver high voltage power over copper lines from a local telephone central office and convert it into low voltage power that can be used by an end-user. DSL systems enable telephone companies to provide high-speed data transmission, also called broadband, services on a cost-effective basis over existing copper lines. While we have derived some revenue from this line of products in 2005, we have announced that we no longer intend to sell this line of products and have provided our customers in this space with an End of Life Notice relating to this line of products.

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

Revenues by Category of Activity

Activity	Year ended December 31
	2003		2004		2005
	USD in thousands	Percentage	USD in thousands	Percentage	USD in thousands	Percentage
Telecommunications	$2,602	10.4%	$2,673	6.5%	$2,994	7.8%
Power-over-Ethernet	22,502	89.6	38,495	93.5	35,625	92.2
Total	$25,104	100.0%	$41,168	100.0%	$38,619	100.0%

Geographic Market

Region	Year ended December 31
	2003		2004		2005
	USD in thousands	Percentage	USD in thousands	Percentage	USD in thousands	Percentage
North America	$15,427	61.5%	$23,670	57.5%	$15,351	39.8%
Europe (Including Israel)	7,302	29.0	9,692	23.5	8,458	21.9
Asia-Pacific	2,375	9.5	7,806	19.0	14,810	38.3
Total	$25,104	100.0%	$41,168	100.0%	$38,619	100.0%

Customers

We have derived the majority of our sales from a small number of customers. The identities of our principal customers have changed, and we expect that they will continue to change, from year to year. For the year ended December 31, 2005, our four largest customers Avaya, Anixter, Westcon Group and 3Com accounted for approximately 12%, 9%, 9% and 7% of our sales, respectively, or an aggregate of 37%. We expect that a small number of customers will continue to account for a large percentage of our sales. Our customers include original equipment manufacturers, original design manufacturers and distributors.

Our ten largest customers in terms of our sales for the year ended December 31, 2005 are: Avaya, Anixter, Westcon Group, 3Com, HP, Nortel, H3, Ingram Micro, Alcatel and Ericsson.

Sales and Marketing

We market and sell our integrated products and midspans directly to original equipment manufacturers and original design manufacturers. In addition, we sell our midspans to distributors that market and sell them to value-added resellers and integrators. We have 20 salesmen located in Israel, the United States, the United Kingdom, Taiwan, Portugal, India and Korea.

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

Distributors

In addition to direct sales, we currently market our midspans through local distributors in North America, Europe, South Africa, Taiwan, India, China and Australia. We have seven sales representatives in the United States and three sales representatives in Europe who are responsible for marketing to distributors. These sales representatives develop sales incentives programs for our distributors and prepare and provide educational and marketing materials for the distributors to use with end-users as well as for the resellers.

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

Technical and Marketing Support

Our presale marketing service and service network consists of customer support representatives and qualified application engineers who evaluate specific design issues and work with customers and potential customers to provide the best solution for integrating our solutions into their voice and data applications. We also offer free application and technical support to customers and potential customers interested in building Power-over-Ethernet compatible devices.

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

All of our research and development activities take place in Israel and the United States. At June 15, 2006, 56 of our employees, representing 42.1% of our total employees, were engaged primarily in research and development. Our research and development team is divided according to our existing product lines. Each product line team is headed by a team leader and includes software or hardware engineers and quality control technicians. For the year ended December 31, 2005 our research and development expense was $6.6 million and for the year ended December 31, 2004 it was $6.7 million.

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

Intellectual Property and Proprietary Rights

As of December 31, 2005, we own six U.S. patents, one patent issued in each of China, South Africa, Australia, Taiwan, New Zealand and Singapore, in each case, relating to our Power-over-Ethernet technology. These patents will expire between 2019 and 2023. We have an additional three U.S. patents relating to our ring signal generators. In addition, we have a total of over 40 patent applications pending in nine countries, through the Patent Cooperation Treaty route and before the European Union. There can be no assurance that the pending applications will result in the issuance of any patents. There can be no assurance that either the granted or approved patents or the pending applications, if issued, will be held valid or enforceable if challenged. We intend to continue to pursue patent protection for our inventions in the United States and other selected countries.

We believe that three of our issued U.S. patents relating to our Power-over-Ethernet technology may cover technology described in the Institute of Electrical Electronics Engineers 802.3af industry standard. Because of our involvement in the standard-setting process, we are required to license certain of our core technology, including technology covered by these three patents, on a reasonable and non-discriminatory basis to a current or future competitor, to the extent required to carry out the Institute of Electrical Electronics Engineers 802.3af industry standard.

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

The name PowerDsine is a registered trademark in the United States, Canada, Japan, Korea, Taiwan and Israel and is registered as a community trademark in Europe.

Manufacturing

Subcontractors

We depend on a small number of subcontractors with limited manufacturing capacity to manufacture, assemble, test and perform related services for our products. These functions are performed for us in Israel by A.L. Electronics, in the Philippines by Ionics and in China by Union Bridge. These subcontractors provide us fully assembled, or “turn-key,” services. The contracts we have with these manufacturers do not have minimum purchase requirements and allow us to purchase products from the manufacturers on a purchase order basis. Each contract has a one-year term that automatically renews for a successive one-year term unless either we or the manufacturer gives six months written notice of termination prior to the expiration of the term.

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

Suppliers

We obtain our first generation Power-over-Ethernet integrated circuit, called the Ido chip, from Austria Mikro. We obtain our second generation Power-over-Ethernet integrated circuit, called the Ron chip and our third generation Power-over-Ethernet integrated circuits, called Paige and Noam, from Freescale Semiconductor, Inc. (formerly, the semiconductor division of Motorola Inc.). We also rely on sole source suppliers for the microcontrollers and power supplies that are incorporated into our products. If any of our suppliers becomes unable to or refuses to manufacture these components or if they experience delays in delivery of, or shortages in these components, it could interrupt and delay manufacturing of our products. We estimate it would take us at least twelve months to find a new supplier, qualify their process and modify our products to incorporate a new integrated circuit in place of the Ido chip and at least fourteen months to find a new supplier, qualify their process and modify our products to integrate new integrated circuits in place of the Ron, Paige and Noam chips. There are a limited number of manufacturers with the capability to supply the Ron, Paige and Noam chips. If we are unable to obtain these integrated circuits or components from our current suppliers, we may not have sufficient inventory to continue manufacturing our products during the time required to find a new supplier, qualify their process and modify our products. We believe that we would be able to identify alternate suppliers of microcontrollers and power supplies in the event of a disruption in supply and that our inventory of these components is sufficient to enable us to continue manufacturing during the time that it would take to identify an alternate supplier and integrate substitute components.

In August 2001, we entered into a development and production agreement with Austria Mikro, pursuant to which we cooperated with Austria Mikro to develop the Ido chip. Under this agreement, we have all rights in the intellectual property that resulted from the Ido chip development and Austria Mikro is required to assist us with any documents necessary for the protection of those intellectual property rights. We currently purchase Ido chips from Austria Mikro. We have satisfied our purchase obligations under the agreement. Although the initial agreement has expired, Austria Mikro continues to supply us with the Ido chip and we act to formalize our agreement and extend it until June 30, 2008.

In February 2003, we entered into a development agreement with Freescale, pursuant to which we and Freescale cooperated in the development of the Ron chip, using intellectual property from each of us. Under the agreement, we agreed to purchase exclusively from Freescale, and Freescale agreed to exclusively manufacture for us and sell to us, the Ron chip. Freescale also is providing us with technical services relating to the manufacture of the Ron chip. These services include supervising the operation and maintenance of the production lines for the Ron chip and purchasing the components necessary to produce the Ron chip. In May 14, 2004, we entered into an additional development agreement with Freescale, pursuant to which we and Freescale cooperated in the development of the Paige chip, using intellectual property from each of us (the "Paige Agreement"). Under the Paige Agreement, we agreed to purchase exclusively from Freescale, and Freescale agreed to exclusively manufacture for us and sell to us, the Paige chip. Freescale also is providing us with technical services relating to the manufacture of the Paige chip. These services include supervising the operation and maintenance of the production lines for the Paige chip and purchasing the components necessary to produce the Paige chip. We have not entered into a written agreement with Freescale for the development of the Noam chip.

Under our agreement for the development of the Ron chip, we were required to purchase from Freescale an agreed cumulative quantity of the Ron chip by June 30, 2006. We have complied with this requirement. Under the Paige Agreement, we are required to purchase from Freescale an agreed cumulative quantity of the Paige chip by July 21, 2007. If we do not purchase this amount, we are obligated to compensate Freescale, at our election: (1) by paying Freescale the remaining value of the development cost for the Paige chip; (2) by ordering from Freescale, within 30 days, the remaining units necessary to reach the cumulative quantity set forth in the agreement; or (3) by providing Freescale the rights to sell the Freescale chip without restriction pursuant to terms to be agreed to by us and Freescale. We currently expect to purchase the minimum quantity of the Paige chip as required by the agreement.

Freescale may terminate the agreement for the development of the Ron chip and the Paige Agreement if we transfer all or substantially all of our assets, all or substantially all of the assets of our business unit relating to the agreement, or our shares, resulting in a change in control, to a party who Freescale deems, in its sole discretion, to be a competitor of Freescale, subject to the notice requirements set forth in the agreement. The agreement defines “control” as the ability to direct our management or policies, whether through the ability to vote our shares, by contract or otherwise. If Freescale exercises its right of termination, Freescale shall continue to sell Ron chips to us for a period of 18 months.

Any intellectual property developed jointly with Freescale under our agreements with Freescale will be both ours and Freescale’s property. We will jointly file patent applications covering this intellectual property, with both of us named as owners. Freescale has the right to grant non-exclusive licenses to patents issued with respect to these jointly-filed applications and associated jointly-owned copyrights. Under certain circumstances, Freescale could take exclusive title to these applications leaving us with a non-exclusive license to the invention in the application. Freescale is not permitted to develop Power-over-Ethernet devices for the Power-over-Ethernet market that are used for the same purpose and perform the same functions as the Ron or Paige chips for a period of one year after we certify that the Ron or Paige chips meet agreed specifications, as the case may be. After that period, Freescale is obligated to use commercially reasonable efforts to offer the Ron or Paige chips, as the case may be, to third parties through us, and we are obligated to negotiate with Freescale in good faith if Freescale wants to develop a device for the Power-over-Ethernet market with the same functions as the Ron or Paige chips. The agreement for the development of the Ron chip terminates on December 31, 2007, unless we reach an agreement with Freescale to extend the term of the agreement before March 30, 2008. After we accept the Ron chip designed by Freescale, Freescale is obligated to supply the Ron chip to us under the terms of the agreement for an additional 18 months after the agreement is terminated or otherwise expires. The Paige agreement terminates on December 31, 2008, unless we reach an agreement with Freescale to extend the term of the agreement before March 30, 2009. After we accept the Paige chip designed by Freescale, Freescale is obligated to supply the Paige chip to us under the terms of the agreement for an additional 18 months after the agreement is terminated or otherwise expires.

Competition

We face significant competition in the markets in which we participate. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. Our current principal competitors in the Power-over-Ethernet midspan product market include Phihong, Netstar, Red Hawk, Inc., D-Link Corporation, Sprint and Systems Engineering International Inc. In the integrated circuit market, our main competitors include Texas Instruments, Maxim Integrated Products, Inc., Linear Technology Corp., Micrel Semiconductor, Inc., National Semiconductor, Inc. and SuperTex, Inc. We believe that others, such as, Delta Networks, Accton Technology Corporation, Panduit Corp. and MiLAN Technology have recently introduced or may soon introduce competitive midspan products. These and our competitors’ integrated products may have better performance, lower prices and broader acceptance than our products. Many of our current and potential competitors have significantly greater name recognition, larger customer bases, more established customer relationships and greater financial, technical, manufacturing, marketing and other resources than do we. In addition, for semiconductor chips, manufacturers generally qualify more than one source to avoid dependence on a single supply source. As a result, our customers likely also will purchase products from our competitors.

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

D. PROPERTY, PLANTS AND EQUIPMENT

We lease our main office and research and development facilities, located in the Industrial Zone in Hod Hasharon, Israel, pursuant to a lease that expires in January 2007, where we occupy approximately 32,300 square feet. We believe that our offices in Israel are adequate to meet our needs. Our U.S. subsidiary leases a 7,384 square foot facility in Melville, New York, pursuant to a lease that expires in August 2012. Our U.S. subsidiary also entered into an agreement to lease a 2,501 square foot facility in San Jose California pursuant to a lease that expires in December 2012.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

To date, we have derived a portion of our sales revenue from the sale of midspan products to OEM customers. However, as already announced, we see a gradual shift in sales from midspan to integrated products. The average selling price per port for our midspan products is higher than that of our integrated products and therefore sales of our integrated products generate lower revenues per port for us than our midspan products.  We believe that sales of our higher volume, lower revenue integrated products will increase at a fast pace while sales of our higher revenue, lower volume midspan products will decline.

In the first quarter of 2006, we have begun reorganizing our midspan business by terminating several positions relating to midspan development, marketing and sales. In addition, research and development initiatives with regard to midspans products will be considerably reduced in an effort to bring expenses related to the midspan business more closely in line with the perceived market opportunity and improve our overall performance. We had recognized a one-time charge of approximately $1.5 million related to the restructuring as a separate line item in the statement of operations for the period ending March 31, 2006. We expect to finalize our restructuring activities by the end of July 2006. See also “Item 8.B Significant Changes.”

We will not be able to achieve business growth if we are not able to develop and introduce new products that are not solely related to Power-over-Ethernet. We intend to invest our resources in identifying, creating and developing a new line of products that draw on our expertise in power management and control and that will able us, in the future and if successful, to lessen our dependence on Power-over-Ethernet technologies in order to derive revenue.

We were incorporated in the State of Israel in October 1994. We developed our Power-over-Ethernet technology in 1998 and were instrumental in the development of the recently-adopted Institute of Electrical Electronics Engineers 802.3af industry standard for delivery of power over Ethernet cables.

Sales

We derived the substantial majority of our sales for the years ended December 31, 2004 and 2005, from our Power-over-Ethernet products. We sell our midspan and integrated products to original equipment manufacturers and original design manufacturers. We also sell our midspan products directly to distributors. The average selling prices for our midspan and integrated products may decrease substantially over time as these products are mass produced and become standardized.

We recognize revenues from sales of products when:

•	an arrangement, usually in the form of a purchase order, exists,

•	delivery has occurred,

•	title has passed to our customer,

•	the price to our customers is fixed or determinable, and

•	collectibility is reasonably assured.

We recognize revenues from sales to distributors when the products are sold to the distributors’ customers.

For information regarding the breakdown of our sales by geographical region for the year ended December 31, 2005, see “Item 4.B Business Overview — Our Products — Geographic Market.”

Our principal customers have changed, and we expect that they will continue to change, from year to year. For the year ended December 31, 2005, our four largest customers, Avaya, Anixter, Westcon Group and 3Com, accounted for 37% of our sales. We expect that a small number of customers will continue to account for a large percentage of our sales each year.

We anticipate, in the very near future, a significant and large decline in the OEM business for our midspan products and as a result, a decline in overall sales.

Cost of Sales

Our cost of sales consists primarily of costs for the manufacture and assembly of our products by our subcontractors. These manufacturing costs consist primarily of materials and components used by our subcontractors. We purchase our products from subcontractors on a cost plus basis. Prices can change from time to time based on the demand and availability of the raw materials and components required for our products. In addition, cost of sales includes salaries and other personnel-related expenses. We expect our cost of sales as a percentage of sales to decline if we are able to maintain or increase our current volume of production and continue shifting production to Asia.

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

Our research and development expenses as a percentage of sales have increased during the past year, mainly due to a decrease in sales. Research and development expenses as a percentage of total sales were 17.2% for the year ended December 31, 2005, 16.2% for the year ended December 31, 2004, and 20.8% for the year ended December 31, 2003.

We expect that our research and development expenses as a percentage of sales will increase due to our investment in identifying, creating and developing a new line of products that draw on our expertise in power management and control and that will able us, in the future and if successful, to lessen our dependence on Power-over-Ethernet technologies to derive revenue.

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

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and other personnel-related expenses for executive, accounting and administrative personnel, professional fees, directors and officers insurance and other general corporate expenses. Our administrative expenses increased in 2005 due to increased costs associated with our obligations as a public company, including the costs of our officers’ and directors’ insurance policy and the costs of annual and periodic reporting, as well as an increase in our legal fees relating to several intellectual property related legal proceedings that we commenced in 2005.

Stock-based Compensation

We have granted to our employees and directors options to purchase our ordinary shares at varying exercise prices. For financial accounting purposes we record the difference between the exercise price of an option awarded to an employee or director and the fair value of the underlying shares on the option grant date as deferred stock-based compensation. Prior to our initial public offering, the fair value of the underlying shares was determined by our board of directors. We have applied hindsight within each year to calculate the deemed fair value of the shares underlying our options. Following our initial public offering, the fair value of the underlying shares has been determined as the market price of our ordinary shares at the day of grant.

We recognize stock-based compensation expense as we amortize the deferred stock-based compensation amounts using the straight line method over the related vesting periods, generally four or five years. In addition, we have awarded options to non-employees to purchase our ordinary shares. Stock-based compensation related to non-employees is measured on a fair-value basis using the Black-Scholes valuation model as the options are earned. For the period starting January 1, 2006, we will adopt the revised Statement of Financial Accounting Standards No. 123, Share-Based Payment (“FAS 123R”), and consequently expect an increase in our stock base compensation.

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

Employee Share Options

We have adopted Statement of Financial Accounting Standards (“FAS”) No. 123 “Accounting for Stock-Based Compensation” (“FAS 123”), but in accordance with FAS 123, we have elected not to apply fair value-based accounting for our employee stock option plans. Instead, we measure compensation expense for our employee stock option plans using the intrinsic value method prescribed by Accounting Principles Board Option 25, Accounting for Stock Issued to Employees, and related interpretations. We record deferred stock-based compensation to the extent the fair value of our ordinary shares for financial accounting purposes exceeds the exercise price of stock options granted to employees on the date of grant, and amortize these amounts to expense using the straight-line method over the vesting schedule of the options, generally four to five years.

For the year ended December 31, 2005, we have not recorded deferred stock-based compensation. For the year ended December 31, 2004, we recorded deferred stock-based compensation of $3.9 million. A significant number of stock options that we had granted to our employees vested upon completion of our initial public offering in June 2004. For the year ended December 31, 2003, we recorded deferred stock-based compensation of $10.9 million. Had different assumptions or criteria been used to determine the fair value of our stock options at the time of our initial public offering, we could have reported materially different amounts of stock-based compensation expenses.

As required by FAS 123, as modified by FAS 148, Accounting for Stock Based Compensation — Transition and Disclosure — an Amendment of Financial Accounting Standards Board Statement No. 123, we provide in Note 1(M) to our audited consolidated financial statements included elsewhere in this Annual Report pro forma disclosure of the effect of using the fair value-based method of measuring stock-based compensation expense. For purposes of this pro forma disclosure, we estimate the fair value of stock options issued to employees using the Black-Scholes option valuation model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected life of options and our expected stock price volatility. Therefore, the estimated fair value of our employee stock options could vary significantly as a result of changes in the assumptions used.

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

Results of Operations

The following table sets forth, for the periods indicated, our consolidated statement of operations expressed as a percentage of total sales:

	Year Ended December 31,
	2003	2004	2005
Sales	100.0%	100.0%	100.0%
Cost of sales	49.1	49.0	47.0
Gross profit	50.9	51.0	53.0
Operating expenses:
Research and development	20.8	16.2	17.2
Selling and marketing	24.5	18.2	25.0
General and administrative	8.5	6.5	9.5
Stock-based compensation	4.5	14.3	5.0
Total operating expenses	(58.3)	(55.2)	(56.7)
Loss from operations	(7.4)	(4.2)	(3.7)
Financial income, net	0.4	1.7	6.0
Taxes on income	(0.2)	(0.3)	(0.4)
Net Income (loss)	(7.2)%	(2.8)%	1.9%

Comparison of the Years Ended December 31, 2004 and 2005

Sales. Sales decreased to $38.6 million for the year ended December 31, 2005 from $41.1 million for the year ended December 31, 2004, representing a decrease of $2.5 million, or 6%. This sales decrease was mainly due to an unexpected weakness in midspan sales during the fourth quarter of 2005 as a result of inventory build-up with our customers and a continued trend toward integrated products, which generate lower revenues per port than our midspan products.

Cost of Sales. Cost of sales decreased to $18.2 million for the year ended December 31, 2005 from $20.2 million for the year ended December 31, 2004, representing a decrease of $2.0 million, or 10%. This decrease resulted from lower sales for the year ended December 31, 2005. Cost of sales as a percentage of sales was 47.0% for the year ended December 31, 2005, compared to 49.0% for the year ended December 31, 2004. Cost of sales as a percentage of sales decreased mainly due to a reduction in production costs, which resulted from shifting more of our production to Asia.

Research and Development Expenses. Research and development remained relatively constant, amounting to approximately $6.6 million in the years ended December 31, 2005 and 2004. Research and development expenses as a percentage of total sales were 17.2% for the year ended December 31, 2005 compared to 16.2% for the year ended December 31, 2004. This increase may be attributed to the decrease in sales.

Selling and Marketing Expenses. Selling and marketing expenses increased to $9.7 million for the year ended December 31, 2005 from $7.5 million for the year ended December 31, 2004, representing an increase of $2.2 million, or 28%. The majority of the increase was due to the hiring of additional sales and marketing personnel in order to expand our selling and marketing efforts. To a lesser extent the increase was due to an increase in travel expenses, advertising and trade show expenses. Our selling and marketing expenses as a percentage of total sales were 25.0% for the year ended December 31, 2005 compared to 18.2% for the year ended December 31, 2004. The increase in selling and marketing expenses as a percentage of sales was due to the decrease in sales and the aforementioned factors.

General and Administrative Expenses. General and administrative expenses increased to $3.7 million for the year ended December 31, 2005 from $2.7 million for the year ended December 31, 2004, representing an increase of $1.0 million, or 37%. This increase was due to the additional costs associated with our obligations as a public company as well as to increased legal fees relating to several legal proceedings that we commenced in 2005. General and administrative expenses as a percentage of total sales were 9.5% for the year ended December 31, 2005 compared to 6.5% for the year ended December 31, 2004. The increase in general and administrative expenses as a percentage of total sales was due to the aforementioned increase in the general and administrate expenses and due to the decrease in sales.

Stock-based Compensation. Stock-based compensation for the year ended December 31, 2005 was $1.9 million compared to $5.8 million for the year ended December 31, 2004. Stock-based compensation for the year ended December 31, 2004 was mainly attributable to option grants to our President and CEO.

Financial Income, Net. Financial income, net, increased to $2.3 million for the year ended December 31, 2005 from $0.7 million for the year ended December 31, 2004. The increase was due to the interest earned on the proceeds of our initial public offering over a longer period of time than in 2004, as well as to the increase in interest rates.

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

Cost of Sales. Cost of sales increased to $20.2 million for the year ended December 31, 2004 from $12.3 million for the year ended December 31, 2003, representing an increase of $7.9 million, or 64%. This increase resulted from higher sales for the year ended December 31, 2004. Cost of sales as a percentage of sales remained relatively constant despite significantly higher sales in 2004. Cost of sales as a percentage of sales was 49% for the years ended December 31, 2004 and December 31, 2003.

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

Stock-based Compensation. Stock-based compensation for the year ended December 31, 2004 was $5.8 million compared to $1.1 million for the year ended December 31, 2003. The increase is mainly the result of option grants to our President and CEO.

Financial Income (Expenses), Net. Financial income, net, increased to $0.7 million for the year ended December 31, 2004 from $0.1 million for the year ended December 31, 2003. The increase was due to having more cash on hand from the proceeds of our initial public offering, as well as from cash from operations.

Quarterly Results Of Operations

The following table presents our unaudited quarterly results of operations for the eight quarters in the period ended December 31, 2005. This unaudited information has been prepared on the same basis as our annual audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited information for the quarters presented. You should read this information together with the audited consolidated financial statements and the related notes included elsewhere in this Annual Report. The operating results for any quarter are not necessarily indicative of the results for any future quarters or for a full year.

	Three months ended
	Mar 31, 2004	June 30, 2004	Sept 30, 2004	Dec 31, 2004	Mar 31, 2005	June 30, 2005	Sept 30, 2005	Dec 31, 2005
	(unaudited) (in thousands, except share and per share data)
Sales	$8,124	$10,445	$11,028	$11,571	$10,070	$10,455	$10,872	$7,222
Cost of sales	4,068	5,130	5,424	5,567	4,744	4,865	5,054	3,504
Gross profit	4,056	5,315	5,604	6,004	5,326	5,590	5,818	3,718
Operating expenses:
Research and development	1,408	1,672	1,727	1,851	1,681	1,627	1,576	1,750
Selling and marketing	1,691	1,843	1,956	2,017	2,010	2,328	2,633	2,682
General and administrative	450	585	744	899	949	899	772	1,070
Stock-based compensation	553	4,213	545	537	425	503	470	506
Total operating expenses	4,102	8,313	4,972	5,304	5,065	5,357	5,451	6,008
Income (loss) from operations	(46)	(2,998)	632	700	261	233	367	(2,290)
Financial income, net	21	30	288	360	565	560	587	623
Taxes on income	(33)	(38)	(28)	(22)	(34)	(36)	(56)	(29)
Net Income (loss)	(58)	(3,006)	892	1,038	792	757	898	(1,696)
Net loss per ordinary shares, Basic	(0.03)	(0.56)	0.05	0.06	0.04	0.04	0.05	(0.09)
Diluted	(0.03)	(0.56)	0.04	0.05	0.04	0.04	0.04	(0.09)
Weighted average shares used in computing net income (loss) per ordinary share:
Basic	1,677,839	5,409,682	18,625,818	18,821,615	19,386,586	19,458,989	19,535,152	19,581,070
Diluted	1,677,839	5,409,682	20,482,645	20,550,746	20,758,273	20,635,950	20,770,118	19,581,070
As a Percentage of Total Sales:
Sales	100.0%	100%	100%	100%	100.0%	100%	100%	100%
Cost of sales	50.1	49.1	49.2	48.1	47.1	46.5	46.5	48.5
Gross profit	49.9	50.9	50.8	51.9	52.9	53.5	53.5	51.5
Operating expenses:
Research and development	17.3	16.0	15.7	16.0	16.7	15.6	14.5	24.2
Selling and marketing	20.8	17.6	17.7	17.4	20.0	22.3	24.2	37.2
General and administrative	5.5	5.6	6.7	7.8	9.4	8.6	7.1	14.8
Stock-based compensation	6.8	40.3	4.9	4.6	4.2	4.8	4.3	7.0
Total operating expenses	50.5	79.6	45.1	45.8	50.3	51.2	50.1	83.2
Profit (loss) from operations	(0.5)	(28.7)	5.7	6.1	2.6	2.2	3.4	(31.7)
Financial income (expenses), net	0.2	0.3	2.6	3.1	5.6	5.3	5.4	8.6
Taxes on income	(0.4)	(0.4)	(0.3)	(0.2)	(0.3)	(0.3)	(0.5)	(0.4)
Net profit (loss)	(0.7)%	(28.8)%	8.0%	9.0%	7.9%	7.2%	8.3%	(23.5)%

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

Effective Corporate Tax Rate

Our income (other than income from “approved enterprises”, see below) is taxed at the regular corporate tax rate. Israeli companies are generally subject to corporate tax at the rate of 31% of their taxable income in 2006. The rate was 34% for 2005, and is scheduled to decline to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. Please also see Note 7 to our audited consolidated financial statements included elsewhere in this report.

Although Israeli companies generally are subject to income tax at the above rates, we have net operating loss carry forwards and we benefit from Israeli government tax exemption programs that will reduce our effective tax rate. As of December 31, 2005, the end of our last fiscal year, our net operating losses carry forward for Israeli tax purposes amounted to approximately $46 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. We expect that we will generate the substantial majority of our taxable income in Israel.

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

Recent Accounting Pronouncements

FAS 123 (Revised 2004) Share-based Payment. In December 2004, the Financial Accounting Standards Board (“FASB”) issued FAS 123R, which addresses the accounting for share-based payment transactions in which a company obtains employee services in exchange for (a) equity instruments of the company or (b) liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC's interpretation of FAS 123R.

FAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations. Prior to the adoption of FAS 123R, the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25 - “Accounting for Stock Issued to Employees,” as allowed under FAS 123.

We expect to continue the use of Black-Scholes model for estimating the fair value of our stock-based compensation under FAS 123R and SAB 107. The use of a Black-Scholes option-pricing model requires the use of a number of complex assumptions including expected volatility, risk-free interest rate and expected dividends.

The Company expects to estimate volatility from historical traded shares prices available since the initial public offering together with volatilities of publicly traded comparable companies. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the Company’s employee stock options. The dividend yield assumption is based on the Company’s history and management plans where no dividends are to be distributed. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding impacted by grant terms, historical experience of employees’ behavior and forfeiture rate.

FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures will be estimated based on historical experience of employees’ behaviour.

FAS 123R eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25 - “Accounting for Stock Issued to Employees”, and requires instead that such transactions be accounted for using the grant-date fair value based method. This statement became effective on January 1, 2006 and it applies to all awards granted or modified after such date. However, early adoption of FAS 123R was encouraged. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company's cumulative effect of adopting FAS 123R, as of its adoption date by the Company beginning of January 1, 2006, based on the awards outstanding as of December 31, 2005, was approximately $77 thousands.

We apply the modified prospective application transition method, as permitted by the FAS 123R. Under such transition method, upon the adoption of FAS 123R, our financial statements for periods prior to the effective date of the statement need not be restated. We expect FAS 123R to have a material effect on our financial statements and results of operations in future periods. The impact in the 2006 fiscal year and beyond will depend upon various factors, among others, the Company’s future compensation strategy. At December 31, 2005, unamortized compensation expense related to outstanding unvested options, as determined in accordance with FAS 123R, that the company expects to record during fiscal 2006 was approximately $3.6 million before taxation and any future grants and adjustment for forfeitures.

FAS 151 Inventory Costs - an amendment of ARB 43, Chapter 4. In November 2004, the FASB issued FAS No. 151, "Inventory Costs - an amendment of ARB 43, Chapter 4" (“FAS 151”). This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for us). Earlier application of FAS 151 is permitted. The provisions of this statement shall be applied prospectively. We do not expect this statement to have a material effect on our financial statements or results of operations.

FAS 154 - Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3 In June 2005, the FASB issued FAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3". This statement generally requires retrospective application to prior periods' financial statements of changes in accounting principle. Previously, APB Opinion No. 20 required that most voluntary changes in accounting principle were recognized by including the cumulative effect of changes to the new accounting principle in net income of the period of the change. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (Year 2006 for us). We do not expect the adoption of this statement will have a material impact on our results of operations, financial position or cash flow.

FAS 155 - Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140. In February 2006, the FASB issued FAS 155, accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No.133 and 140. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided that no interim period financial statements have been issued for the financial year. Our management is currently evaluating the impact of this statement, if any, on the Company's financial statements or its results of operations.

FAS 156 - Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140. In March 2006 the FASB issued Statement of Financial Reporting No. 156 ("FAS 156"). This statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities, and is effective for financial periods beginning after September 15, 2006. The Company does not currently engage in transfers of financial fixed assets and accordingly does not anticipate that the adoption of this statement will have a material impact on its financial statements.

EITF 04-13 - Accounting for Purchases and Sales of Inventory with the Same Counterparty. On September 15, 2005, the Emerging  Issues Task Force  ("EITF") of the FASB reached a consensus  on Issue 04- 13 "Accounting  for  Purchases  and  Sales  of  Inventory with the Same Counterparty." EITF 04-13 describes the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction, and describes the circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. The Company is currently evaluating the applicability of EITF 04-13 to the Company's inventory transactions.

B. LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have funded our operations primarily through private placements of our equity securities and, to a lesser extent, through borrowings from financial institutions. In June 2004, we completed our initial public offering. Through December 31, 2005, sales of our equity securities resulted in net proceeds of approximately $52.6 million, net of issuance expenses.

The following table sets forth the components of our cash flows for the periods indicated:

	Year ended December 31,
	2004	2005
	(in thousands)
Net cash provided by (used in) operating activities	$11,883	($3,152)
Net cash provided by (used in) investing activities	(65,950)	1,155
Net cash provided by financing activities	54,639	747
Increase (decrease) in cash and cash equivalents	$572	($1,250)

Our cash and cash equivalents were $14.4 million as of December 31, 2005 and $15.6 million as of December 31, 2004.

Net cash provided by (used in) operating activities was $(3.2) million for the year ended December 31, 2005, compared to $11.9 million for the year ended December 31, 2004. This difference is attributable to a decrease of $1.3 million in trade payables in 2005 as compared to an increase of $3 million trade payables in 2004, to the fact that the net income in 2005 includes non-cash option expenses of $2 million while our net loss of 2004 includes non-cash option expenses of $6 million, and to a one-time payment of withholding taxes resulting from employees' exercise of share options, which amount to $2.9 million and occurred at the first quarter of 2005.

Net cash provided by (used in) investing activities was $1.2 million for the year ended December 31, 2005, compared to $(66.0) million for the year ended December 31, 2004. In 2005, we invested $35.6 million in debt securities and received $38 million as proceeds from maturities of debt securities. In addition, in 2005, we invested $0.9 million in capital equipment primarily for computers, research and development equipment, and leasehold improvements. In 2004, we invested $78.8 million in debt securities and received $13.3 million as proceeds from maturities of debt securities. In addition, in 2004, we invested $0.6 million in capital expenditures, primarily for electrical equipment, computers, and peripheral equipment.

Net cash provided by financing activities was $0.7 million for the year ended December 31, 2005, compared to $54.6 million for the year ended December 31, 2004. For the year ended December 31, 2005, this was primarily the result of the exercise of employee stock options. For the year ended December 31, 2004, this was primarily the result of proceeds from our initial public offering.

We believe that our existing cash and cash equivalents and cash generated by our operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 24 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access to adequate manufacturing capacity, and the continuing market acceptance of our products. To the extent that existing cash, cash equivalents and short-term and long-term investments and any cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although currently we are not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which also could require us to seek additional equity or debt financing. Additional funds may not be available to us on terms favourable to us or at all.

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

All of our research and development activities take place in Israel and the United States. At December 31, 2005, 66 of our employees, representing about 42% of our total employees, were engaged primarily in research and development. Our research and development team is divided according to our existing product lines. Each product line team is headed by a team leader and includes software or hardware engineers and quality control technicians. For the year ended December 31, 2005 our research and development expense was $6.7 million, for the year ended December 31, 2004 it was $6.6 million, and for the year ended December 31, 2003 it was $5.2 million.

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

As of December 31, 2005 we own six U.S. patents, one patent issued in each of China, South Africa, Australia, Taiwan, New Zealand and Singapore, in each case, relating to our Power-over-Ethernet technology. These patents will expire between 2019 and 2023. We have an additional three U.S. patents relating to our ring signal generators. In addition, we have a total of over 40 patent applications pending in nine countries, through the Patent Cooperation Treaty route and before the European Union. There can be no assurance that the pending applications will result in the issuance of any patents. There can be no assurance that either the granted or approved patents or the pending applications, if issued, will be held valid or enforceable if challenged. We intend to continue to pursue patent protection for our inventions in the United States and other selected countries.

We believe that three of our issued U.S. patents relating to our Power-over-Ethernet technology may cover technology described in the Institute of Electrical Electronics Engineers 802.3af industry standard. Because of our involvement in the standard-setting process, we are required to license certain of our core technology, including technology covered by these three patents, on a reasonable and non-discriminatory basis to a current or future competitor, to the extent required to carry out the Institute of Electrical Electronics Engineers 802.3af industry standard.

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

The name PowerDsine is a registered trademark in the United States, Canada, Japan, Korea, Taiwan and Israel and is registered as a community trademark in Europe.

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

	Percent of Sales
	Year ended December 31,
Product Type	2003	2004	2005
Telecommunications	10.4%	6.5%	7.8%
Power-over-Ethernet	89.6%	93.5%	92.2%

We believe that the approval in June 2003 of the Institute of Electrical Electronics Engineers 802.3af industry standard for transmitting power over Ethernet cables has facilitated and will continue to facilitate the growth of the Power-over-Ethernet market. Indeed, in September 2005, the Institute of Electrical Electronics Engineers created a new Task Force, of which we are an active and contributing member, responsible for creating an enhanced Power-over-Ethernet standard that will provide increased power to devices such as voice-over-IP phones, wireless LAN access points and network security cameras, which require more than the current power limit defined in the 802.3af standard. We believe that adoption of an enhanced standard, as well as more widespread acceptance of voice-over-IP and wireless LAN and an increase in capital expenditures by businesses on their communications infrastructures generally will generate increased demand for our Power-over-Ethernet products and result in increased sales. We cannot quantify the expected increase in sales of our products that may be attributed to more widespread acceptance of voice-over-IP, more widespread acceptance of wireless LAN, or to an increase in capital expenditures on communications infrastructure, nor can we anticipate which of these various trends will have the most significant effect on our sales.

Over the past three years, our gross margins have improved. This improvement resulted in part from shifting the majority of our production to Asia, which lowered our manufacturing costs. We began shifting production of our telecommunications products to Asia in the second half of 2001 and production of our Power-over-Ethernet products in the fourth quarter of 2002. During 2003, a significant portion of our products were manufactured in Asia. In addition, in 2004 we achieved a higher volume of production as a result of higher sales, which enabled us to negotiate better prices and terms from our suppliers, thereby reducing our cost of sales and increasing our gross margins.

The average selling prices for our midspan and integrated products may decrease substantially over time as these products are mass produced and become standardized. However, this decrease in selling prices may be offset by an increase in sales.

At the end of 2005, sales of our midspan products have declined due a continued trend towards integrated products. We believe that the trend towards integrated products will continue since more Power-over-Ethernet enabled switches are being deployed and the need to use midspan products declines. Integrated products are sold at higher volumes than midspan products but they generate lower revenues than midspan products. Although our revenues have declined in 2005 because of the trend towards integrated products, we believe that sales of integrated products will increase at a faster pace than before.

Due to the shift in sales from midspan to integrated products, we have reorganized our midspan business unit. We have eliminated positions relating to midspan development within the company and intend to reduce research and development initiatives with regard to our midspans. Consequently, we have recognized a one-time charge of approximately $1.5 million related to this reorganization. We anticipate annual cost savings of approximately $4.5 million as a result of these efforts. We believe that the changes we are implementing better position us for long-term growth. While we expect midspans to remain a meaningful portion of our business, we believe that the future of PowerDsine, and the Power-over-Ethernet market as a whole, lies in our integrated Power-over-Ethernet solutions.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual commitments as of December 31, 2005 and the effect those commitments are expected to have on our liquidity and cash flow in future periods:

		Payments Due by Period (in thousands)
Contractual Commitments	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$3,232	$915	$1,599	$718	—

Our principal contractual commitments are our obligations under our three operating leases for office space. We have no material purchase obligations

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers and directors. The address for our directors and executive officers is c/o PowerDsine Ltd., 1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon 45421, Israel.

Name	Age	Position
Kenneth Levy	64	Chairman of the Board
Igal Rotem	45	Chief Executive Officer and Director
Ilan Atias	45	President
Aviram Shemer (1)	36	Chief Financial Officer
Gershon ‘Geri’ Katz (2)	45	Chief Financial Officer
David Goren (3)	46	General Counsel and Secretary
Asaf Silberstein	36	Chief Operations Officer
Yuval Shani	40	Vice President Operations and Supply Chain
David Pincu	46	Vice President Research and Development
Sharon Ekstein	38	Vice President Human Resources
Madhu Rayabhari	40	Vice President Marketing
Erez Rosen	45	Director
Ronald D. Black	42	Director
Dr. Michael Anghel	66	External Director
Dana Gross	39	External Director
Philip P. Trahanas	35	Director
R. William Burgess, Jr.(4)	46	Director
Edward Schreiber (5)	42	Vice President Global Sales

(1) Mr. Shemer was appointed our Chief Financial Officer on June 1, 2006.
(2) Mr. Katz, who served as our Chief Financial Officer until May 31, 2006, is leaving PowerDsine to become Chief Executive Officer of Main.net Communications Ltd., a privately held leader in power line communications (PLC) access network technology.
(3) Mr. Goren has recently limited his engagement with PowerDsine and is currently employed by us only on a part-time basis.
(4) Mr. Burgess served as a director and member of our audit and nominating committee until December 2, 2005.
(5) Mr. Edward Schreiber served as our Vice President of Global Sales until March 3, 2006.

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

Geri Katz served as our Chief Financial Officer from 1999 to 2006. From 1997 to 1999, Mr. Katz was the manager of the accounting department at Telrad Telecommunications Ltd., an Israeli telecommunications company. Mr. Katz is a certified public accountant in Israel and holds a B.A. in Economics from Bar Ilan University, Tel Aviv.

Aviram Shemer joined us in April 2006 from Alvarion, Ltd., a provider of wireless broadband solutions and specialized mobile networks, where he served as the Company's Vice President of Finance. Prior to Alvarion, Mr. Shemer served for six years in various positions, most recently Vice President of Finance, at Aladdin Knowledge Systems, developer of Software Digital Rights Management (SW DRM) and USB-based authentication solutions, and an innovator in enterprise secure content management. Mr. Shemer holds a B.A. in Accounting and Economics and an MBA with a specialization in Finance and Accounting from Tel Aviv University

David Goren has served as our General Counsel since 2002. From 1996 to 2001, Mr. Goren practiced law in New York, New York with the law firm of Holland & Knight LLP, first as an associate, and beginning in 1998, as a partner. Mr. Goren holds an LL.B. from Tel-Aviv University Faculty of Law, where he was the Associate Editor of the Tel-Aviv University Law Review and a J.D. from Duke University School of Law. Mr. Goren is admitted to practice law in the State of New York and in the State of Israel.

Asaf Silberstein has served as our Chief Operations Officer since 2005, after having worked as our Vice President-Operations since 2000. From 1996 to 2000, Mr. Silberstein was an Operations Planning Manager at 3COM, a U.S. communications systems company, in the asynchronous transfer mode division. Mr. Silberstein holds an M.B.A. in Finance from Bar Ilan University, Tel Aviv and a B.Sc. in Industrial Engineering and Management from Ben Gurion University, Beer Sheba.

Yuval Shani has served as our Vice President- Operations and Supply Chain since December 2005. Mr. Shani most recently served as Vice President-Operation and Supply Chain of Lynx Photonic Networks, a position held from 2001 until December 2005. Prior to joining Lynx, Mr. Shani served as Director of Logistics - Corporate Operations of Nice Systems (Nasdaq: NICE). From 1995 until 2000 Mr. Shani served as Manufacturing and Product Engineering Manager of 3Com Corporate. From 1993 until 1995 Mr. Shani served as Operations and Manufacturing Manager of NiceCom and from 1991 until 1993 Mr. Shani served as Marketing and Sales Manager of Shaham Electronics. Mr. Shani holds a B.A. and an MBA, specializing in Financing from Manchester University and is also a certified Electronics Practical Engineer.

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

Madhu Rayabhari has served as Vice President - Marketing since May 2005. Prior to joining our team, Mr. Rayabhari has served as Director of Power Management (System Power) Group. He has previously served as the Marketing Director with the Power Management Group at Fairchild Semiconductor. From 1999 to 2003 he served as the Director of Strategic Marketing with the Analog and Mixed Signal Division of Fairchild Semiconductor, and from 1997 to 2000, he served as a Manager of ASSP products at Fairchild Semiconductor. From 1993 to 1997, Mr. Rayabhari held Applications Engineering and Product Development positions at National Semiconductor. Mr. Rayabhari holds a B.A. in Electronics and Communication Engineering from Osmania University, Hyderabad, India, a Masters degree in Computer Science and Communication from the Indian Institute of Science, Bangalore, India, and an MBA degree from San Jose State University, San Jose, CA.

Erez Rosen has served on our board of directors since December 2005 and is a member of our audit committee. Mr. Rosen most recently served as Chief Financial Officer of Aladdin Knowledge Systems (Nasdaq: ALDN), a position he held from 1998 until 2005. Prior to joining Aladdin, Mr. Rosen served as Finance and Administration Manager for NDS Technologies Israel Ltd., a division of the Rupert Murdoch Global Media Group. In addition, Mr. Rosen has held various positions with such international companies as BASF Group and Heineken NV. Mr. Rosen holds a B.A. in Economics from the Hebrew University in Jerusalem, an M.B.A from INSEAD and has completed the General Manager Program (TGMP) at Harvard Business School.

Dr. Ronald D. Black has served on our board of directors since August 2005. Dr. Ron Black serves as Chief Executive Officer of Wavecom SA (Nasdaq: WVCM), a position he has held since July 2004. He also serves on the Board of Directors of Wavecom SA. Prior to joining Wavecom, Ronald D. Black served as Executive Vice President, Client Systems Group at Agere Systems, a leading provider of advanced integrated circuit solutions for consumer applications, including wireless. Dr. Black has a wealth of experience in the networking and semiconductor fields, having held management positions at companies such as Gemplus, France, Motorola Semiconductor Products Sector and IBM Microelectronics. Dr. Black holds a Bachelor of Science, a Master of Science and a Ph.D. in Materials Science and Engineering from Cornell University in Ithaca, NY.

Dr. Michael Anghel was elected to serve as our external director in September 2004. Dr. Anghel served until June 2005 as the Chief Executive Officer of Discount Capital Markets Ltd. He has previously served on the board of directors of several public companies, including DIC Investment Corporation Ltd., Elbit Systems Ltd., Elron Electronic Industries Ltd., Elscint Ltd. and Cellcom Ltd. as well as other operating companies and financial institutions. Currently, Dr. Anghel serves on the boards of Orbotech Ltd. and Syneron Inc. Dr. Anghel founded in 2000 CAP Ventures Ltd., an operating venture capital company focusing on communications and information technology. Dr. Anghel was a director of PowerDsine from March 2004 to May 2004 during which time he served on the Audit Committee. Formerly, Dr. Anghel was a member of the faculty of the Graduate School of Business at the Tel-Aviv University. Dr. Anghel holds a Ph.D. and an M.B.A. from Columbia University and a B.A. in Economics and Political Science from Hebrew University.

Dana Gross was elected to serve as our external director in September 2004. Ms. Gross has served as the Chief Marketing Officer of M-Systems Flash Disk Pioneers Ltd. (NASDAQ: FLSH) since July 2002, and as a director of M-Systems since September 2000. Ms. Gross joined M-Systems in July 1992 as Vice President of Operations. She was promoted to Chief Financial Officer in 1994, to President of the U.S. subsidiary of M-Systems in 1995, to Executive Vice President of Business Development in 1997, to Vice President of Worldwide Sales in 1998 and to Executive Vice President of its DiskOnChip business unit in 2000. Ms. Gross received a B.Sc. in Industrial Management Engineering (with honors) from Tel-Aviv University in 1992 and an M.B.A. degree from San Jose State University in 1997.

Philip P. Trahanas has served on our board of directors since May 2004. He was appointed to the board pursuant to our agreement of May 2004 with the General Atlantic entities (see “Item 7.B. Related Party Transactions” below). Mr. Trahanas is a Managing Member of General Atlantic Partners, LLC, a private equity firm that invests in information technology, process outsourcing and communications investments on a global basis, and has been with General Atlantic since 2000. Mr. Trahanas also serves as a director of General Atlantic portfolio companies AI Metrix, Inc. and Ztango, Inc. In addition, Mr. Trahanas serves as an observer on the board of directors of SRA International, Inc. Mr. Trahanas holds an M.B.A. from the Wharton School of Business of the University of Pennsylvania, an M.S. in Electrical Engineering from the University of Pennsylvania and a B.E. in Electrical Engineering from the Cooper Union for the Advancement of Science and Art.

R. William Burgess, Jr. served as a director from 2004 until December 2005. Mr. Burgess was appointed as a director by ABS Ventures VIII L.P. Mr. Burgess is a General Partner of ABS Ventures where he oversees a large number of investments in technology and healthcare companies located throughout the United States and Europe. Previously, Mr. Burgess served as the Managing Director of DB Venture Partners at Deutsche Bank. He also served Deutsche Bank during his career as Vice-Chairman of Global Corporate Finance, Global Co-Head of Investment Banking and Head of the Technology Investment Banking Group. Mr. Burgess holds an M.B.A. from Harvard Business School and a B.A. in History from Dartmouth College.

Edward Schreiber served as our Vice President-Global Sales from 2004 to 2006. From 2000 to 2004, Mr. Schreiber was Vice President-U.S. Sales. From 1990 to 2000, Mr. Schreiber was employed by Lambda Electronics Inc. in various business capacities, including Marketing Manager, Director Business Development and Director U.S. Sales and Customer Care. Mr. Schreiber holds a B.A. in Electrical Engineering from SUNY Stony Brook as well as an MBA in Finance from Long Island University.

B. COMPENSATION

Beginning in September 2004, we paid our external directors $5,900 per year and $300 per meeting actually attended. In October 2005, our shareholders approved the same cash compensation for all directors who: (i) become directors for the first time after August 30, 2005, and (ii) who are not employees of PowerDsine or of controlling shareholders of PowerDsine. In accordance with this resolution, in November 2005, we began paying $5,900 per year and $300 per meeting actually attended to two additional directors. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

In addition, in September 2004, we granted each director and external director other than Mr. Levy and Mr. Rotem an initial grant of options to purchase 50,000 ordinary shares at an exercise price of $10.68 per share (the closing price of our ordinary shares on the date of the general meeting that approved this grant). This initial grant vests over a period of four years in four equal installments, beginning with the first anniversary of the grant date. Directors who will join our board of directors in the future, other than directors who are our employees, will automatically be entitled to such initial grant, exercisable at the then market price of our ordinary shares. On the first date immediately following the last vesting date of the initial grant and on the anniversary of such date every year thereafter, each director then in office (other than any director who also is our employee) shall be entitled to receive an annual grant of options to purchase 10,000 ordinary shares, exercisable at a price per share equal to the closing price of ordinary shares (as reported by Nasdaq or any other public market on which the ordinary shares shall be then listed or quoted) on the applicable grant date. These annual grants shall also vest over a period of four years in four equal instalments, beginning with the first anniversary of the grant date.

In October 2005, our shareholders approved option grants to Mr. Levy in the same amounts and on substantially the same terms as were granted to other members of the Board as described above. Therefore, we granted Mr. Levy an initial grant of options to purchase 50,000 ordinary shares at an exercise price of $9.65 per share (the closing price of our ordinary shares on October 27, 2005, the date of the general meeting that approved this grant). The initial grant vests over a period of four years in four equal instalments; however, a quarter of the grant was fully vested at the time of grant. Mr. Levy will also be entitled to receive the annual grants of options to purchase 10,000 ordinary shares following the end of his initial grant’s vesting period.

As of December 31, 2005, there were outstanding options to purchase 2,171,815 ordinary shares granted to our directors and officers (16 persons), at exercise prices ranging from $3.33 to $12.37. As of June 15, 2006, there are outstanding options to purchase 2,247,356 ordinary shares granted to our directors and officers. In addition, in 2006, we granted 113,250 restricted shares to our officers (7 persons) under our 2006 option plan.

We have established share option plans pursuant to which our directors have and will continue to be eligible to receive share options and restricted shares, including the initial and annual grants described above. See “Item 6.E. Share Ownership - Employee Benefit Plans” below.

The aggregate direct compensation we and our subsidiary paid to our officers as a group (9 persons) for the year ended December 31, 2005 was approximately $1.4 million. This amount includes $427,000 which was set aside or accrued to provide for pension, retirement or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

C. BOARD PRACTICES

Our board of directors consists of seven directors, including two external directors that were elected at a special shareholders’ meeting.

Other than the external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the shareholders present, in person or by proxy, at a shareholders’ meeting. The directors of only one class will be elected at each annual meeting, so that the regular term of only one class of directors expires annually. The term of the first class of our directors, consisting of Philip Trahanas and Ronald Black, expired at our annual general meeting that was held in October 2005. Mr. Trahanas and Mr. Black were elected at that meeting for a three-year term, expiring at the 2008 annual general meeting of our shareholders. At our annual general meeting to be held in 2006, the term of the second class, consisting of Erez Rosen and Kenneth Levy, will expire and the directors elected at that meeting will be elected for three-year terms. At our annual general meeting to be held in 2007, the term of the third class, consisting of Igal Rotem, will expire and the directors elected at that meeting will be elected for a three-year term. For a description of the ownership and relationship to us of our directors described in this section, see “Item 6.E. Share Ownership” below and “Item 7.B. Related Party Transactions.”

Under an amendment to the Israeli Companies Law, each Israeli public company is required to determine the minimum number of directors with “accounting and financial expertise” that such company believes is appropriate in light of the particulars of such company and its activities. A director with “accounting and financial expertise” is a person that, due to education, experience and qualifications, is highly skilled and has an understanding of business-accounting issues and financial statements in a manner that enables him/her to understand in depth the company’s financial statements and stimulate discussion regarding the manner of presentation of the financial data. On March 8, 2006, our board of directors determined that we will have a minimum of one director with “accounting and financial expertise.”

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is elected or his or her resignation or removal. For a discussion of termination provisions, see “Termination Benefits” below.

External Directors

We are subject to the Israeli Companies Law. Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors. Our external directors were appointed by a special meeting of our shareholders in September 2004. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors. See “Committees of the Board of Directors” below.

Pursuant to the Israeli Companies Law at least one external director is required to have “accounting and financial expertise” and the other is required to have “professional expertise” or “accounting and financial expertise”. A director has “professional expertise” if he or she satisfies one of the following:

(i) the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

(ii) the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

(iii) the director has at least five years’ experience in one or more of the following (or a combined five years’ experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

The above qualifications do not apply to external directors appointed prior to January 19, 2006, such as our external directors. However, an external director may not be appointed to an additional term unless: (i) such director has “accounting and financial expertise”; or (ii) he or she has “professional expertise”, and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

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

Nasdaq Market Governance Requirements for Foreign Private Issuers

Under the Nasdaq Market rules, a foreign private issuer may generally follow its home country rules of corporate governance except for certain matters such as composition of the audit committee (as discussed below). For U.S. domestic companies, the Nasdaq Market rules specify that the board of directors must contain a majority of independent directors and that the independent directors must have regularly scheduled meetings at which only independent directors are present. Our board contains a majority of independent directors although our independent directors do not meet separately since such meetings are not required by Israeli law. In addition, we follow our home country rules in connection with required shareholders approval and approvals of transactions involving directors, officers or controlling shareholders. See “Item 10.B Memorandum and Articles of Association” for a discussion of the requirements of Israeli law in this regard.

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

Currently, our audit committee is comprised of Dr. Michael Anghel, Dana Gross and Erez Rosen. Dr. Michael Anghel is the chairman of the committee and also the financial expert. The audit committee meets the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder and the Nasdaq National Market rules, with which we comply voluntarily.

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

Compensation Committee. Our board of directors established a compensation committee in December 1999. Our compensation committee, operating under a written compensation committee charter, currently is comprised of Dr. Michael Anghel, Kenneth Levy and Philip P. Trahanas. The composition and functions of the compensation committee meet the requirements of the Nasdaq National Market rules, with which we comply voluntarily. The compensation committee makes recommendations to the board of directors regarding the issuance of employee share options under our share option and benefit plans and determines salaries and bonuses for our executive officers and incentive compensation for our other employees.

Nominating and Governance Committee. Our board of directors established a nominating and governance committee responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. This committee also operates under a written charter. The nominating and governance committee currently is comprised of Kenneth Levy and Dr. Michael Anghel. The composition and function of our nominating and governance committee meet the requirements of the rules of the Nasdaq National Market, with which we comply voluntarily.

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

Termination Benefits

We entered into employment agreements with our co-founder and Chief Executive Officer, Igal Rotem, and our co-founder and President, Ilan Atias, to retain Messrs Rotem and Atias as our Chief Executive Officer and our President, respectively. The employment agreements provide for an initial term of 24 months from June 2004 which shall renew automatically for additional 12 month periods unless either party provides notice of their intent not to renew. The employment agreements require Messrs Rotem and Atias to provide 12 months notice of any intent not to renew or to terminate and require us to provide notice of the greater of 12 months and the remainder of the initial term for termination other than for cause. Upon termination by us other than for cause or upon a change in control of PowerDsine or a change in position for either Mr. Rotem or Mr. Atias, as defined in the employment agreements, we are required to continue to pay the terminated executive his salary, benefits and bonus until the end of the notice period. In addition, any stock options would continue to vest until the end of the notice period. However, we have the option to pay the terminated executive a lump sum equal to all amounts due as of the notice date and to accelerate the vesting of all options that would have vested before the end of the notice period. At the end of each year, our compensation committee shall propose to our full board of directors the cash compensation, bonus amounts and option grants for Messrs Rotem and Atias for the following year. In October 2005, our shareholders approved an amendment to our employment agreement with Mr. Rotem that permits, beginning with the year 2005, a bonus equal to Mr. Rotem’s salary for up to nine months, in view of PowerDsine’s results.

We also have employment agreements with our other executive officers. These agreements contain salary, benefit, non-competition and other provisions that we believe to be customary in our industry.

D. EMPLOYEES

As of December 31, 2005, we had 158 employees of whom 127 were based in Israel, 23 in the United States, 4 in Europe and 5 in Asia-Pacific.

The breakdown of our employees by department is as follows:

	As of December 31,
	2003	2004	2005
Finance	7	7	8
Human resources	2	2	4
Management and administration	8	9	7
Information systems	4	4	4
Operations	9	9	21
Research and development	55	60	66
Sales and marketing	30	38	48
Total	115	129	158

Due to the shift in sales from midspan to integrated products, during the first quarter of 2006, we have reorganized our midspan business. Consequently, we have eliminated positions within the company and, as of June 15, 2006, we had 133 employees.

Some provisions of the collective bargaining agreement between the Histadrut, which is the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations apply to our Israeli employees. These provisions govern the length of the work day and the work week, recuperation pay and commuting expenses. Furthermore, these provisions provide that the wages of most of our employees are adjusted automatically based on certain changes in Israel’s Consumer Price Index. The amount and frequency of these adjustments are modified from time to time. In addition, Israeli law determines minimum wages for workers, minimum vacation pay, sick leave, insurance for work-related accidents, determination of severance pay and other conditions of employment. We have never experienced a work stoppage, and we believe our relations with our employees are good. Israeli law generally requires the payment of severance pay by employers upon the retirement or death of an employee or termination of employment without cause. As of December 31, 2005, our accrued severance pay liabilities totalled $2.3 million. We fund our ongoing severance obligations by making monthly payments to provident funds or insurance policies. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 16.0% of wages, up to a specified amount of which the employee contributes approximately 10.0% and the employer contributes approximately 6.0%.

E. SHARE OWNERSHIP

Security Ownership of Directors and Executive Officers

The following table sets forth information to the best of our knowledge, as of June 15, 2006, regarding the beneficial ownership of our ordinary shares by each of our current directors and executive officers. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of June 15, 2006 are deemed to be outstanding and beneficially owned by the person holding the warrants or stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 20,200,465 ordinary shares outstanding as of June 15, 2006 (including restricted shares granted under our 2006 equity incentive plan).

Name	Number beneficially owned(1)	Percent beneficially owned
Kenneth Levy	224,810	1.1%
Igal Rotem	593,500	2.9%
Ilan Atias	456,000	2.3%
Gershon “Geri” Katz(3)	*	*
Aviram Shemer	-	-
David Goren	*	*
David Pincu	*	*
Asaf Silberstein	*	*
Yuval Shani	*	*
Sharon Ekstein	*	*
Madhu Rayabhari	*	*
Philip P. Trahanas(2)	4,794,887	23.7%
Dr. Michael Anghel	*	*
Ronald Black	-	-
Erez Rosen	-	-
Dana Gross	*	*
R. William Burgess, Jr.(3)(4)	-	-
Edward Schreiber (3)	-	-
All current executive officers and directors as a group (14 people)	6,359,817	31.5%

*Represents less than one percent.

(1)
Includes (a) options to purchase ordinary shares that are currently exercisable or that may be exercised within 60 days of June 15, 2006. The exercise price of options is ranging from $3.33 to $12.37 and their expiration date is ranging from July 7, 2012 to November 25, 2014; and (b) restricted shares granted under our 2006 equity incentive plan. The restricted shares were granted for no cash consideration.

(2)
Consists of options to purchase 12,500 ordinary shares directly held by Mr. Trahanas and of 1,791,328 ordinary shares held by General Atlantic Partners 78, L.P.; 1,445,163 ordinary shares held by General Atlantic Partners (Bermuda), L.P.; 59,784 ordinary shares held by GapStar, LLC ; 1,172,778 ordinary shares held by GAP-W International, L.P.; 4,962 ordinary shares held by GAPCO GmbH & Co. KG; 240,618 ordinary shares held by GAP Coinvestments III, LLC; and 67,754 ordinary shares held by GAP Coinvestments IV, LLC.

Mr. Trahanas is a managing director of General Atlantic LLC; a managing member of each of GAP Coinvestments III, LLC and GAP Coinvestments IV; and a Vice President and Director of GAP (Bermuda) Limited.

General Atlantic Partners, LLC is the general partner of General Atlantic Partners 78, L.P. and the sole member of GapStar LLC. GAP (Bermuda) Limited is the general partner of both General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. GAPCO Management GmbH is the general partner of GAPCO GmbH & Co. KG. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are the managing members of General Atlantic Partners. The Managing Directors of General Atlantic Partners, LLC are the executive officers and directors of GAP (Bermuda) Limited. In addition, the Managing Directors of General Atlantic Partners, LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG

All the above entities consider themselves members of a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. By virtue of their relationships, they may be deemed to share voting power and the power to direct the disposition of the ordinary shares which each owns of record. By virtue of Mr. Trahanas’ position within the group, Mr. Trahanas may be deemed the beneficial owner of these shares. Mr. Trahanas disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

The shares beneficially owned by the General Atlantic group described above are subject to special provisions, including with respect to the voting rights attached thereto. For further details, see “Item 7.B. Related Party Transactions.”

(3)	Mr. Burgess no longer serves as our director, Mr. Schreiber no longer serves as our officer and Mr. Katz no longer serves as our officer.

(4)
To the best of our knowledge, Mr. Burgess does not hold any of our ordinary shares directly. We do not have information regarding the beneficial ownership of our ordinary shares by any of his affiliates.

Employee Benefit Plans

We maintain four equity incentive plans, three of which were adopted under Section 102 of the Israeli Income Tax Ordinance, and the other of which is an incentive share plan for our non-Israeli employees. In 1996, we adopted our share option/share purchase plan for our Israeli employees. We refer to this plan as the 1996 Plan. In 2003, we adopted a plan, which we refer to as the 2003 Plan and in 2006, we adopted a new plan, which we refer to as the 2006 Plan. We adopted the 1996 Plan, the 2003 Plan and the 2006 Plan under Section 102 of the Israeli Income Tax Ordinance. In addition, our board of directors has authorized an automatic increase, to occur on November 29 of each year until November 30, 2013, of the aggregate pool of stock options available under these plans. This annual increase may be in an amount up to three percent of our then outstanding share capital. Please also see Note 6e of our financial statements included elsewhere in this report.

As of June 15, 2006, we granted options to purchase 1,959,075 ordinary shares pursuant to our 1996 Plan, 1,669,671 ordinary shares pursuant to our incentive share plan for our non-Israeli employees, 3,212,429 ordinary shares pursuant to our 2003 Plan, and 432,650 ordinary shares pursuant to our 2006 Plan. In addition, as of June 15, 2006, we granted 234,325 restricted ordinary shares under our 2006 Plan.

As of June 15, 2006, 56,262 ordinary shares were issuable upon exercise of options granted under our 1996 Plan, 891,014 ordinary shares were issuable upon exercise of options granted under our incentive share plan for our non-Israeli employees, 2,114,063 ordinary shares were issuable upon exercise of options granted under our 2003 Plan, and 430,650 ordinary shares were issuable upon exercise of options granted under our 2006 Plan..

Our board of directors has authorized our compensation committee to administer each of the plans, including recommending to the board of directors the grantees of share options or the purchasers of restricted shares, grant dates, vesting schedules and expiration dates. In addition to the discussion below, see Note 6 to our audited consolidated financial statements.

On December 6, 2004, we registered the ordinary shares underlying our then existing employee benefit plans pursuant to a registration statement on Form S-8. We intend to register the ordinary shares underlying the 2006 Plan pursuant to a registration statement on Form S-8 as well.

Plans for Israeli Employees

The 1996 Plan, the 2003 Plan and the 2006 Plan were adopted under provisions of the Israeli Income Tax Ordinance, which allow Israeli employees to receive favourable tax treatment for compensation in the form of shares or options.

Under the 1996 Plan, we were permitted to grant to our Israeli officers and employees, and those of any subsidiaries, options to purchase our ordinary shares. Under the plan, we were permitted to sell restricted shares to those persons pursuant to a restricted share purchase agreement. The 1996 Plan allowed us to issue options or shares to a trustee who holds the options or shares on behalf of individual employees. Provided that the trustee holds the options or, upon exercise, the underlying shares, for at least two years, an employee may defer recognition of taxable income until the employee has sold the underlying shares. Once the employee sells the underlying shares, the employee is subject to tax at ordinary income tax rates. We could recognize expenses pertaining to the options for tax purposes.

Under the 2003 Plan, we granted to our Israeli directors, officers and employees options to purchase our ordinary shares. The 2003 Plan also allowed for beneficial tax treatment for options issued through a trustee. Based on Israeli law currently in effect and elections made by the Company, and provided that options granted or, upon their exercise, the underlying shares, issued under the plan are held by the trustee for at least two years following the end of the calendar year in which the options are granted, employees are (i) entitled to defer any taxable event with respect to the options until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. We may not recognize expenses pertaining to the options for tax purposes. During December 2005, our board of directors approved a plan to repurchase for $0.15 per option employees’ options granted under our 2003 Plan that have an exercise price above $9. In addition, several of our executive officers have agreed to forfeit options that they held with exercise price above $9 for no consideration. Consequently, a total of 666,753 options were repurchased from our employees or otherwise forfeited by executive officers during December 2005. This plan allowed us to repurchase options that had exercise prices significantly above the current market price of our ordinary shares and thereby, to increase the number of options that we may grant in the future in order to retain key employees.

Israeli tax law allows us to choose from among three alternative sets of tax treatment for our 2003 Plan or future plans. In approving the 2003 Plan and the 2006 Plan, the board of directors selected the capital gains tax treatment described above. Our board of directors may decide to grant the remaining options under a different tax track.

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

The 2006 Plan

Under the 2006 Plan, we may grant to our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares. Subject to the receipt of approval by the Israeli Tax Authority, the 2006 Plan also allows for beneficial tax treatment for restricted shares, restricted share units and options issued through a trustee. Based on Israeli law currently in effect and elections we have made, and provided that options, restricted shares and restricted shares units granted or, upon their exercise or vesting, the underlying shares, issued under the plan are held by the trustee for the two years following the date in which the restricted shares, restricted share units and/or options are granted, the employees are (i) entitled to defer any taxable event with respect to the options until the underlying shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. We may not recognize expenses pertaining to the employees’ restricted shares, restricted share units and options for tax purposes.

Restricted shares, restricted share units and options granted under the 2006 Plan generally vest over four years from the grant date. Any option not exercised within 10 years of the grant date will expire unless extended by the board of directors. If we terminate an employee for cause, all of his or her vested and unvested options expire immediately and all unvested restricted shares and unvested restricted share units expire immediately. If we terminate an employee for any other reason, the employee may exercise his or her vested options within 60 days of the date of termination and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates.

If during the sixty-day period after termination of employment, the employee is subject to a “blackout period”, pursuant to our insider trading policy or otherwise, during which, the employee may not sell underlying shares, known as a “Blackout Period”, then the employee (i) may not sell underlying shares during the Blackout Period; (ii) may exercise any unexercised options, which were vested on the date of termination of employment, until the later of (a) twenty-five (25) days after the Blackout Period is lifted; or (b) sixty days from the date of termination of employment. An employee who terminates his or her employment with us due to retirement or disability may exercise his or her options within one year of the date of retirement or within two years of the date of the disability. Any rights upon vested restricted share or vested restricted share units shall be delivered to the employee to the extent that they were vested within the 30th day after employment terminates .Any expired or unvested options, restricted shares, restricted share units restricted return to the plan for reissuance

Incentive Share Plan for Non-Israeli Employees

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information, as of June 15, 2006, regarding the beneficial ownership of our ordinary shares by each person or entity that we know beneficially owns more than 5% of our outstanding ordinary shares. Other than information with respect to our directors and officers, the information regarding the beneficial ownership of our major shareholders was extracted from their respective public filings with the Securities and Exchange Commission.

To our knowledge, except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 20,200,465 ordinary shares outstanding as of June 15, 2006 (including restricted shares granted under our 2006 Plan).

	Beneficial Ownership
Names	Percent of Shares	Number of Shares

General Atlantic Partners’ entities (1)	23.7%	4,782,387
Investment entities affiliated with Federated Investors, Inc.(2)	8.9%	1,798,800
Integral Capital Partners VI, L.P. (3)	5.0%	1,000,000
_______________
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

Mr. Trahanas is a managing director of General Atlantic LLC; a managing member of each of GAP Coinvestments III, LLC and GAP Coinvestments IV; and a Vice President and Director of GAP (Bermuda) Limited.

General Atlantic Partners, LLC is the general partner of General Atlantic Partners 78, L.P. and the sole member of GapStar LLC. GAP (Bermuda) Limited is the general partner of both General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. GAPCO Management GmbH is the general partner of GAPCO GmbH & Co. KG. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are the managing members of General Atlantic Partners. The Managing Directors of General Atlantic Partners, LLC are the executive officers and directors of GAP (Bermuda) Limited. In addition, the Managing Directors of General Atlantic Partners, LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG

All the above entities consider themselves members of a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. By virtue of their relationships, they may be deemed to share voting power and the power to direct the disposition of the ordinary shares which each owns of record. By virtue of Mr. Trahanas’ position within the group, Mr. Trahanas may be deemed the beneficial owner of these shares. Mr. Trahanas disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

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

(3)
Integral Capital Management VI, LLC (“ICM6”) is the general partner of Integral Partner VI, L.P. (“ICP6”) and by virtue of such relations may be deemed the beneficial owner of the ordinary shares. In a joint filing of Schedule 13G with ICM6 and ICP6, among others, Integral Capital Management VII, LLC (“ICM7”) also reported the holdings of 650,000 of our ordinary shares, directly held by Integral Capital Partners VII, L.P., of which ICM7 is the general partner. The filing entities did not affirm the existence of a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934.

To our knowledge, the following significant changes occurred in the percentage ownership of our shares held by our major shareholders during the past three years:

The General Atlantic Partners’ entities first became our shareholders in May 2004 pursuant to a securities purchase agreement with certain of our preferred shareholders and warrant holders. For a description of this agreement and related information, see “Item 7.B. Related Party Transactions.”

The entities affiliated with Federated Investors and Integral Capital Partner VI, L.P. first acquired our shares in the market following our initial public offering.

Prior to the closing of our initial public offering, all of our outstanding preferred shares were converted into ordinary shares.

To our knowledge, as of June 15, 2006, we had 22* stockholders of record of which 9* were registered with addresses in the United States. These United States holders were as of such date, the holders of record of approximately 95.3%* of our outstanding shares.

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

Under the agreement, the General Atlantic entities were prohibited from offering, selling or disposing of any of our ordinary shares owned by them without our prior written consent until December 15, 2005, subject to limited exceptions, such as transfers to affiliates who agree to be bound by this lock-up.

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

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements for the year ended December 31, 2005 are included in this Annual Report under Item 18.

Legal Proceedings

In October 2001, ChriMar Systems filed a lawsuit in the Federal District Court in the Eastern District of Michigan against us alleging that our products infringed their patent. The same company filed a lawsuit against Cisco Systems, Inc., alleging that Cisco products also infringed their patent. ChriMar Systems has not specified the monetary damages which it is seeking to obtain; however, ChriMar Systems states claims for punitive damages. The two lawsuits were determined by the court to be related and were brought before the same judge. The case against us has been stayed pending the resolution of the case against Cisco. In the case against Cisco, a Special Master appointed by the court held that the plaintiff’s patent was not valid. The court upheld the Special Master’s decision. However, Cisco has since entered into a settlement agreement with respect to the litigation and we anticipate that our case will be reopened.

On March 31, 2004, we filed a lawsuit in the United States District Court for the Southern District of New York seeking a declaration that the Remote Power Patent held by defendant Network-1 Security Solutions, Inc. is not infringed by us or our customers and is invalid. In November 2005, we reached a settlement with Network-1. Under the terms of the settlement, we have agreed to dismiss with prejudice our suit against Network-1 in exchange for certain relief from liability for us and our customers. Under the terms of the settlement, Network-1 has covenanted not to sue us on account of the Remote Power Patent with respect to any of our integrated circuit products. In addition, Network-1 has covenanted not to seek damages from our customers that incorporate PowerDsine’s integrated circuit products into products manufactured on or before April 30, 2006. Network-1 has also agreed not to seek damages from us or our customers for the sale of our midspan products through the period ending 90 days after the dismissal date and has further agreed not to sue us or our customers for the sale of our midspan products until three years from the date of the settlement. No licenses to use the technologies covered by the Remote Power Patent were granted to us or our customers under the terms of the settlement. We, on our part, have agreed that we will not initiate or assist in litigation relating to the Remote Power Patent.

Policy on Dividend Distribution

We have never declared or paid cash dividends to our shareholders and currently we do not intend to pay cash dividends in the foreseeable future. We intend to reinvest any future earnings in developing and expanding our business.

B. SIGNIFICANT CHANGES

On March 8, 2006, our management initiated a plan to reduce costs relating to our midspan products and decided to restructure the midspan division. While the Company will continue to sell and support the midspan products, approximately 25 positions within the company had been terminated. In addition, research and development initiatives with regard to midspan products will be considerably reduced in an effort to bring expenses related to the midspan business more closely in line with the perceived market opportunity and improve our overall performance. We had recognized a one-time charge of approximately $1.5 million related to the restructuring as a separate line item in the statement of operations for the period ending March 31 2006. The total amount is comprised of: $0.7 million relating to research and development materials, $0.6 thousand relating to employee’s benefits and $0.2 million relating to deferent cost regarding the cancellation of agreements and impairment of fixed assets. We expect to finalize our restructuring activities by the end of June 2006.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares have been quoted on the Nasdaq National Market since June 9, 2004 under the symbol “PDSN.”

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the Nasdaq National Market.

	PRICE PER ORDINARY SHARE (USD)(NASDAQ)
	HIGH	LOW
During the last two years:
2004 (beginning with June 2004)	$14.94	$7.74
2005	13.90	5.95

During the last six months:
December 2005	9.47	5.95
January 2006	7.91	6.75
February 2006	8.53	7.08
March 2006	8.07	6.31
April 2006	8.33	6.80
May 2006	8.32	7.22

During each fiscal quarter of 2004 and 2005:
First Quarter 2004	N/A	N/A
Second Quarter 2004 (beginning with June 9, 2004)	$13.25	$11.75
Third Quarter 2004	13.82	7.74
Fourth Quarter 2004	14.94	11.01
First Quarter 2005	13.90	8.61
Second Quarter 2005	11.10	7.32
Third Quarter 2005	11.27	8.76
Fourth Quarter 2005	11.57	5.95

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

Under the Companies Law, a company may indemnify an office holder against any monetary liability incurred in his or her capacity as an office holder whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by court. A company also can indemnify an office holder against reasonable litigation expenses including attorneys’ fees, incurred by him or her in his or her capacity as an office holder (i) in proceedings instituted against him or her by the company, on its behalf or by a third party; (ii) in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent; or (iii) in consequence of an investigation or proceeding instituted against him or her by an authority that is authorized to conduct such investigation or proceeding, and that was resolved without an indictment against him or her and without imposing on him or her financial obligation as an alternative of a criminal proceeding, or that was resolved without filing an indictment against him or her but with the imposition on him or her of a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent.

Under the Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than litigation expenses, must be limited to events which, in the Board of Directors' opinion are foreseeable in light of the company’s actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

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

C. MATERIAL CONTRACTS

The development and production agreement we entered into with Austria Mikro in August 2001 and the development agreement we entered into with Freescale Semiconductor Inc. are summarized under “Manufacturing” under “Item 4.B Business Overview.” The employment agreements we entered into with Igal Rotem and Ilan Atias are described under “Item 6.C Board Practices.” The voting and standstill agreement we entered into with investment entities affiliated with General Atlantic Partners, LLC in May 2004, and the amendment to the agreement dated April 18, 2005, are discussed under “Item 7.B Related Party Transactions” and under “Anti-takeover Provisions; Mergers and Acquisitions under Israeli Law” under “Item 10.B Memorandum and Articles of Association.”

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 31% of their taxable income in 2006. The rate was 34% for 2005, and is scheduled to decline to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, as discussed below, the rate is effectively reduced for income derived from an Approved Enterprise. Please also see Note 7 to our audited consolidated financial statements included elsewhere in this report.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be described as follows:

•
Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index.

•	Where a company’s depreciated cost of Fixed Assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to specified limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with changes in the Israeli consumer price index. The difference between the change in the Israeli consumer price index and the exchange rate of Israeli currency in relation to the dollar may in future periods cause significant differences between taxable income and the income measured in dollars as reflected in our consolidated financial statements.

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

The Investment Law was significantly amended effective April 2005. We will continue to enjoy its current tax benefits in accordance with the provisions of the Investment Law prior to its revision, but if we are granted any new benefits in the future, it will be subject to the provisions of the amended Investment Law. Therefore, the following discussion is a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the new legislation.

Under the Investment Law prior to its amendment, a company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a defined period of time. Under the alternative package of benefits, a company’s undistributed income derived from an approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise. Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period. If a company has more than one Approved Enterprise program or if only a portion of its capital investments is approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise must be allocated among the different Approved Enterprises and therefore does not enjoy tax benefits.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investor’s company. A foreign investor’s company eligible for benefits is essentially a company that is more than 25% owned (measured by both share capital, and combined share and loan capital) by non-Israeli residents. A company that qualifies as a foreign investor’s company and has an approved enterprise program is eligible for tax benefits for a 10 year benefit period. Income derived from the approved enterprise program will be exempt from tax for a period of two years and will be subject to a reduced tax rate for an additional eight years, provided that the company qualifies as a foreign investor’s company.

The tax rates and related levels of foreign investments are set forth in the following table:

Percent of Foreign Ownership	Tax Exemption Period	Reduced Tax Period	Rate of Reduced Tax
0-25%	2 years	5 years	25%
25-49%	2 years	8 years	25%
49-74%	2 years	8 years	20%
75-90%	2 years	8 years	15%
90-100%	2 years	8 years	10%

In addition, if a company that has an approved enterprise distributes a dividend during the tax benefit period or within 12 years thereafter, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%). The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%). If the dividend is distributed within 12 years after the commencement of the benefits period, the dividend recipient is taxed at the reduced withholding tax rate of 15%, or at the lower rate under an applicable tax treaty. After this period, the withholding tax rate is 25%, or at the lower rate under an applicable tax treaty. In the case of a company with a foreign investment level (as defined by the Investment Law) of 25% or more, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the not fulfil these conditions in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index and with the addition of interest. We believe that our Approved Enterprises currently operate in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so.

Pursuant to a recent amendment to the Investment Law, the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. Approved Enterprises that do not receive benefits in the form of governmental cash grants, but only tax benefits, are no longer required to obtain this approval. Instead, these Approved Enterprises are required to make certain investments as specified in the law. These Approved Enterprises may, at their discretion, elect to apply for a pre-ruling from the Israeli tax authorities confirming that they are in compliance with the provisions of the law.

The amended Investment Law specifies certain conditions for an Approved Enterprise to be entitled to benefits. These conditions include:

the Approved Enterprise's revenues from any single country may not exceed 75% of the Approved Enterprise's total revenues; or

at least 25% of the Approved Enterprise's revenues during the benefits period must be derived from sales into a single country with a population of at least 12 million.

There can be no assurance that we will comply with the above conditions in the future or that we will be entitled to any additional benefits under the Investment Law. In addition, it is possible that we may not be able to operate in a way that maximizes utilization of the benefits under the Investment Law.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Nonresidents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 20% (25% if the dividends receipt is a “significant shareholder” (inter alia, more than 10% of the company, and who held an interest of more than 10% during the 12 months prior to a dividend distribution), which tax will be withheld at source. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. resident is 25%. However, dividends paid from income derived from our Approved Enterprise are subject to withholding at the rate of 15%.

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

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a description of the material U.S. federal income tax considerations applicable to an investment in the ordinary shares by U.S. Holders who hold the ordinary shares as capital assets for U.S. federal income tax purposes, generally, for investment. As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who is:

•	a citizen or resident of the United States;

•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

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

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to in this discussion as the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, each as available and in effect as of the date of this Annual Report. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

•	insurance companies;

•	dealers in stocks, securities or currencies;

•	financial institutions and financial services entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that receive ordinary shares as compensation for the performance of services;

•	tax-exempt organizations;

•	persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;

•	individual retirement and other tax-deferred accounts;

•	expatriates of the United States;

•	persons, other than Non-U.S. Holders, having a functional currency other than the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more, by voting power or value, of PowerDsine.

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

Distributions Paid on the Ordinary Shares

We have never paid cash dividends and we currently do not intend to pay cash dividends in the foreseeable future. However, subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations. Dividends paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

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

In addition, under current law a U.S. holder must generally hold his ordinary shares for more than 60 days during the 120 day period beginning 60 days prior to the ex-dividend date and meet other holding period requirements for qualified dividend income.

Dividends paid by a foreign corporation will not qualify for the reduced rates, however, if such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. We do not believe that we will be classified as a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year. However, see the discussion under “Passive Foreign Investment Company Considerations” below. Provided we do not become a “passive foreign investment company” for U.S. federal income tax purposes, dividend distributions with respect to our ordinary shares should be treated as “qualified dividend income” so long as we satisfy the treaty related requirements above or our ordinary shares are readily tradable on an established securities market in the U.S. The reduced rate applicable to qualified dividend distributions does not apply to tax years beginning after December 31, 2008.

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

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company. A non-U.S. corporation will be considered a passive foreign investment company for any taxable year in which, after applying certain look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of passive assets, which generally means assets that generate, or are held for the production of, passive income. Passive income may include amounts derived by reason of the temporary investment of funds.

Based upon our income and assets, and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, we do not believe that we were a passive foreign investment company for our taxable year ending on December 31, 2005. While we intend to manage our business so as to avoid passive foreign investment company status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid passive foreign investment company status or whether our business plans will change in a manner that affects our passive foreign investment company status determination. In addition, because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a passive foreign investment company, we cannot assure that we will not be considered a passive foreign investment company for any taxable year.

Unless our market cap increases by a significant amount relative to the value of our assets that are treated as passive, there is a significant risk that we will be a passive foreign investment company for the 2006 tax year. For example, if the value of our assets and the market price of our shares were to remain at approximately the same level as they were at December 31, 2005 over the course of 2006, then the IRS would treat us as a passive foreign investment company for the 2006 tax year. If we were classified as a passive foreign investment company, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary share and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses. In addition, holders of stock in a passive foreign investment company may not receive a “step-up” in basis on shares acquired from a decedent. U.S. Holders who hold ordinary shares during a period when we are a passive foreign investment company will be subject to the foregoing rules even if we cease to be a passive foreign investment company.

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

F. DIVDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

You may request a copy of our U.S. SEC filings, at no cost, by writing or calling us at PowerDsine Ltd, 1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421, Attention: Julie Shafiki, Director of Corporate Communications, Telephone: +972-9-775-5118. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices. In addition, our filings with the Securities and Exchange Commission may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov

A copy of each document (or a translation thereof to the extent not in English) concerning PowerDsine that is referred to in this Annual Report on Form 20-F, is available for public view (subject to confidential treatment of certain agreements pursuant to applicable law) at our principal executive offices at PowerDsine Ltd, 1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Fluctuations and Exchange Risk

All of our sales are in U.S. dollars or are linked to the U.S. dollar, while a portion of our expenses, principally salaries and related expenses of our Israeli personnel, are in New Israeli Shekels. We also maintain cash balances in New Israeli Shekels, which are subject to exchange rate fluctuations. Accordingly, we are exposed to the risk of fluctuation of the New Israeli Shekels in relation to the U.S. dollar. We cannot predict any future trends in the exchange rate of the New Israeli Shekels against the U.S. dollar. Any strengthening of the New Israeli Shekels in relation to the U.S. dollar would increase the U.S. dollar cost of our operations, and affect our U.S. dollar-measured results of operations. A 1% strengthening of the New Israeli Shekels in relation to the U.S. dollar would increase our operating expenses by approximately 0.5% to 0.6%. We do not engage in any hedging or other transactions intended to manage these risks. In the future, we may undertake hedging or other similar transactions or invest in market risk sensitive instruments if we determine that it is advisable to offset these risks.

The table below sets forth a history of exchange rates for the five most recent years for which financial statements are presented, setting forth the rates for the period end, the average rates, and the range of high and low rates for each period.$1 = New Israeli Shekels

	Year ended December 31,
	2001	2002	2003	2004	2005
Year end	4.42	4.74	4.38	4.31	4.60
Average rates	4.21	4.74	4.51	4.49	4.50
High	4.42	4.99	4.81	4.59	4.74
Low	4.07	4.44	4.31	4.31	4.30

	Month ended
	Dec 31, 2005	Nov 30, 2005	Oct 31, 2005	Sept 30, 2005	Aug 31, 2005	July 31, 2005
High	4.66	4.74	4.65	4.60	4.56	4.61
Low	4.58	4.64	4.59	4.48	4.48	4.53

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. Currently, we do not have any outstanding borrowings. As of December 31, 2005, most of our investments were in short- and long-term marketable debt securities, rated AA and above and bank deposits. We intend to continue to invest in marketable debt securities and bank deposits. We believe that this will minimize our market risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.
PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Our report on Form 6-K, filed with the SEC on October 7, 2005 (File No. 000-50787), contains information regarding the modifications to our articles of association, which were approved by our shareholders at our annual general meeting on October 27, 2005. This report is incorporated by reference herein.

E. USE OF PROCEEDS

In accordance with our investment policy, the net proceeds of our initial public offering were invested in short- and long-term marketable debt securities, rated AA and above. Since our initial public offering in June 2004, we have expanded our research and development activities to develop new Power-over-Ethernet products and, towards the end of 2005, to develop new power management solutions not directly relating to Power-over-Ethernet. We estimate that we have expended approximately $1.82 million for these purposes. We have also increased our sales and marketing efforts in approximately $2.1 million since our initial public offering. In addition, we have used our resources to explore opportunities for strategic acquisitions, expending approximately $0.2 million for this purpose. We intend to otherwise continue to use the proceeds of our initial public offering in the manner set forth in our prospectus of June 9, 2004.

ITEM 15. CONTROLS AND PROCEDURES

Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2005. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We paid the following fees for the professional services rendered by Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, which has served as our independent public accountants for the last four years:

	2004 (in thousands)	2005 (in thousands)
Audit Fees	$151	$110
Audit Related Fees	318	—
Tax Fees	10	10
All Other Fees	8	5
Total	$487	$125

For the year 2005, tax services rendered by Kesselman & Kesselman included annual tax report preparation; and the amount comprising “All Other Fees” was paid for services rendered in connection with our “approved enterprise” status.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

At a meeting of our board of directors held at December 14, 2005, the board approved a plan to re-purchase for $0.15 per option employees’ options granted under our 2003 Plan that have exercise price above $9. In addition, several of our executive officers have agreed to forfeit options that they held with exercise price above $9 for no consideration. Consequently, a total of 666,753 options were purchased from our employees or otherwise forfeited by executive officers during December 2005.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following consolidated financial statements and related auditors’ report are filed as part of this Annual Report.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

1.1           Registrant’s Memorandum of Association (English Translation)*
1.2           Certificate of Change of Name (English Translation)*
1.3           Registrant’s Articles of Association
4.1	Amended and Restated Rights Agreement, by and among the Registrant and the parties named therein, dated October 31, 2001*
4.2	Amended and Restated Rights Agreement, by and among the Registrant and the parties named therein, dated June 7, 2004*
4.3	Agreement among certain investment entities affiliates with General Atlantic Partners, LLC and the Registrant, dated May 12, 2004*
4.4	Custom IC Development Agreement between Freescale Semiconductor, Inc. (formerly, the semiconductor division of Motorola Inc.) and the Registrant, dated February 21, 2003*^
4.5	Development and Production Agreement between Austria Mikro Systeme International AG and the Registrant, dated August 28, 2001*^
4.6	Section 102 Stock Option Plan*
4.7	2003 Israeli Share Option Plan*
4.8	Stock Option Plan (Incentive and Restricted Stock Option)*

4.9	Amendment No. 1, dated April 18, 2005, to Agreement among certain investment entities affiliates with General Atlantic Partners, LLC and the Registrant, dated May 12, 2004**
4.10	2006 Israeli Share Incentive Compensation Plan
8.	List of subsidiaries**
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.	Certification of Periodic Financial Reports
15.1	Consent of Independent Registered Public Accounting Firm

*Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-115777), with respect to the Registrant’s initial public offering.
** Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004 (File No. 000-50787).
^ Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.

PowerDsine Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
POWERDSINE LTD.

We have audited the consolidated balance sheets of PowerDsine Ltd. (the “Company”) and its subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2005 and 2004 and the consolidated results of their operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

February 7, 2006

/s/ Kesselman & Kesselman
Kesselman & Kesselman Certified Public Accountants A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

POWERDSINE LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	December 31,
	2005	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,366	$15,616
Marketable debt securities (Note 8D)	26,511	28,149
Accounts receivable and others:
Trade (Note 8A)	8,465	5,719
Prepaid expenses	433	728
Other (Note 8B)	1,359	1,116
Inventories (Note 8C)	1,616	1,431

Total current assets	52,750	52,759
INVESTMENTS AND OTHER LONG-TERM ASSETS (Note 3)	37,662	38,743
PROPERTY AND EQUIPMENT, net (Note 2)	1,864	1,623
Total assets	$92,276	$93,125

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$1,817	$3,175
Accrued expenses (Note 8E)	4,504	4,888
Other (Note 8F)	1,780	4,620
Deferred revenues	1,585	1,144
Total current liabilities	9,686	13,827
ACCRUED SEVERANCE PAY (Note 4)	2,250	1,973
COMMITMENTS AND CONTINGENT LIABILITIES (Note 5)	-	-
Total liabilities	11,936	15,800
SHAREHOLDERS’ EQUITY (Note 6):
Share capital:
Ordinary shares of NIS 0.01 par value	137	136
(Authorized at December 31, 2005 and 2004 - 41,900,000 shares;
Issued and outstanding - 19,581,167 shares at
December 31, 2005, 19,311,452 shares at
December 31, 2004),
Additional paid-in capital	134,466	134,229
Deferred stock-based compensation	(4,769)	(7,330)
Accumulated deficit	(48,862)	(49,613)
Other comprehensive loss	(632)	(97)
Total shareholders’ equity	80,340	77,325
Total liabilities and shareholders’ equity	$92,276	$93,125

The accompanying notes are an integral part of these consolidated financial statements

POWERDSINE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2005	2004	2003

SALES, net (Note 8G)	$38,619	$41,168	$25,104
COST OF SALES*	18,167	20,189	12,316

GROSS PROFIT	20,452	20,979	12,788

OPERATING EXPENSES:
Research and development expenses	6,634	6,658	5,220
Selling and marketing expenses	9,653	7,507	6,138
General and administrative expenses	3,690	2,678	2,130
Stock-based compensation**	1,904	5,848	1,135
Total operating expenses	21,881	22,691	14,623

LOSS FROM OPERATIONS	(1,429)	(1,712)	(1,835)
FINANCIAL INCOME, net (Note 8I)	2,335	699	93
INCOME (LOSS) BEFORE TAXES ON INCOME	906	(1,013)	(1,742)
INCOME TAXES (Note 7)	(155)	(121)	(54)

NET INCOME (LOSS)	$751	$(1,134)	$(1,796)

NET INCOME (LOSS) PER ORDINARY SHARE:
BASIC AND DILUTED	$0.04	$(0.10)	$(1.08)
WEIGHTED AVERAGE SHARES USED IN COMPUTING NET INCOME / (LOSS) PER ORDINARY SHARE:
Basic	19,490,449	11,210,780	1,660,030
Diluted	20,715,844	11,210,780	1,660,030

*Stock-based compensation included in:
Cost of sales	139	139	59

** Allocation of Stock-based compensation to relevant items, is as follows:
Research and development	640	655	296
Selling and marketing	232	428	219
General and administrative	1,032	4,765	620

The accompanying notes are an integral part of these consolidated financial statements

(Continued) - 1
POWERDSINE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

	Share capital				Additional		Deferred		Other
	Number of shares				paid-in		Stock-based	Accumulated	comprehensive
	Preferred*	Ordinary*	Amount		capital	Warrants	compensation	deficit	loss	Total
BALANCE AT JANUARY 1, 2003	10,525,575	1,659,825	$21		$63,603	$2,004		$(46,683)		$18,945
CHANGES DURING 2003:
Net loss								(1,796)		(1,796)
Deferred stock-based compensation related to employee stock option grants					10,855		(10,855)			-
Amortization of deferred stock-based compensation related to employee stock option grants							1,194			1,194
Exercise of employee stock options		10,500	(b	)	18					18
Exercise of warrants		4,500	(b	)	15					15
BALANCE AT DECEMBER 31, 2003	10,525,575	1,674,825	21		74,491	2,004	(9,661)	(48,479)		18,376
CHANGES DURING 2004:
Net loss								(1,134)		(1,134)
Other comprehensive loss									(97)	(97)
Total Comprehensive loss										(1,231)
Conversion of convertible preferred shares	(10,525,575)	11,229,401	25		(25)
Allotment of fully paid bonus shares			70		(70)
Exercise of warrants		586,689	6		1,998	(2,004)
Issuance of share capital upon initial public offering		5,100,000	11		(a)52,057					52,068
Deferred stock-based compensation related to employee stock option grants					3,940		(3,940)
Forfeiture of options granted to employees					(284)		284			-
Amortization of deferred stock-based compensation related to employee stock option grants							5,987			5,987
Issuance of options to a service provider					8					8
Exercise of employee stock options		720,537	3		2,114					2,117
BALANCE AT DECEMBER 31, 2004	-	19,311,452	136		134,229	-	(7,330)	(49,613)	(97)	77,325

(Concluded) - 2
POWERDSINE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

	Share capital			Additional		Deferred		Other
	Number of shares			paid-in		Stock-based	Accumulated	comprehensive
	Preferred*	Ordinary*	Amount	capital	Warrants	compensation	deficit	loss	Total
BALANCE AT DECEMBER 31, 2004	-	19,311,452	136	134,229	-	(7,330)	(49,613)	(97)	77,325
CHANGES DURING 2005:
Net Income							751		751
Other comprehensive loss								(535)	(535)
Total Comprehensive Income									216
Forfeiture of options granted to employees				(518)		518			-
Amortization of deferred stock-based compensation related to employee stock option grants						2,043			2,043
Issuance of options to a service provider				9					9
Exercise of employee stock options		269,715	1	746					747
BALANCE AT DECEMBER 31, 2005	-	19,581,167	$137	$134,466	-	$(4,769)	$(48,862)	$(632)	$80,340

* After giving retroactive effect to the ten-to-one share split and the allotment of the fully paid bonus shares in May 2004, see Note 6.

(a) Net of issuance expenses of $6,582 in the year ended December 31, 2004.

(b) Represents an amount less than $1.

 The accompanying notes are an integral part of these consolidated financial statements.

POWERDSINE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$751	$(1,134)	$(1,796)
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities:
Depreciation and amortization	697	542	791
Changes in the accrued liability for severance pay	277	494	354
Amortization of premium on marketable debt securities	72	176	—
Capital loss (gain) from sale of property and equipment	-	3	(5)
Loss (gain) on amount funded in respect of severance pay	63	(11)	(143)
Amortization of deferred stock-based compensation	2,043	5,987	1,194
Compensation expenses related to options granted to other service providers	9	8	—
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable and others:
Trade	(2,746)	(1,069)	1,047
Prepaid expenses (including non-current portion)	251	(249)	249
Other	(339)	(224)	(221)
Increase (decrease) in accounts payable and accruals:
Trade	(1,358)	3,034	(1,902)
Accrued expenses	(384)	2,000	1,475
Other	(2,840)	2,655	409
Increase in deferred revenues	441	37	879
Increase in inventories	(185)	(366)	(702)
Net cash provided by (used in) operating activities	(3,248)	11,883	1,629
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(938)	(624)	(462)
Restricted cash	-	500	—
Investment in available for sale marketable debt securities	(35,588)	(78,798)	—
Proceeds from maturities of marketable debt securities	38,032	13,310	—
Amounts funded in respect of severance pay	(445)	(409)	(327)
Amounts withdrawn from severance funds	94	71	85
Net cash provided by (used in) investing activities	1,155	(65,950)	(704)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of share capital in an initial public
offering, net of issuance expenses	—	52,618	—
Proceeds from exercise of warrants	—	—	15
Proceeds from exercise of employee stock options	843	2,021	18
Net cash provided by financing activities	843	54,639	33
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,250)	572	958
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR	15,616	15,044	14,086
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$14,366	$15,616	$15,044
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -
cash paid during the period for:
Interest	$97	$66	$56
Income taxes	$175	$70	$88
Supplemental disclosure of non- cash financing activity:
Receivable on account of shares issued upon options exercise	-	$96	-
Offering costs payable	-	$550	-

The accompanying notes are an integral part of these consolidated financial statements

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. General

1) PowerDsine Ltd. (the “Company”) is an Israeli Company that together with its wholly owned U.S. subsidiary, PowerDsine, Inc. (collectively the “Group”) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet (“P.O.E”) in local area networks. In addition to POE products, the Group also sells telecommunications products, including telephone ring signal generators and remote power feeding modules. As to the Group’s sales information and principal customers, see Note 8G.

2) Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

3) Use of estimates in the preparation of consolidated financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of sales and expenses during the reported years. Actual results could differ from those estimates.

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

Balances in foreign currencies are translated into dollars using historical and current exchange rates at balance sheet date. For non-monetary and monetary balances, respectively. Foreign currency transactions are recorded in the consolidated statements of operations using the exchange rates at the transaction dates. Depreciation, amortization and changes in inventories and other changes deriving from non-monetary items are based on historical exchange rates. The resulting translation gains or losses are recorded as financial income or expenses, as appropriate.

C. Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, PowerDsine, Inc., a U.S. based-Company.

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

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

E. Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:

1) Raw materials on a weighted average basis.
2) Finished products on the basis of production costs:

Raw materials, and subcontracted work component-on a weighted average basis; and Labor and overhead component-at actual cost.

F. Marketable debt securities

The company classifies its existing marketable debt securities, in accordance with the provisions of statement of Financial Accounting Standard (FAS) No.115 "Accounting for Certain Investments in Debt and Equity Securities" as available for sale. These investments are reported at market value with unrealized gains and losses, recorded as a separate component of comprehensive income or loss in shareholders equity until realized. Amounts reclassified out of accumulated comprehensive income into earning are determined by specific identification. The company includes in earnings under "Financial income, net", interest and amortization of premiums and discounts over the maturity period for those debt securities and gains and losses on callable debt securities that matured early. For all investment securities, the company determines whether a decline in fair value below the amortized cost basis is other than temporary, in which case the cost basis on the individual security is written down to fair value and the amount of the write down is included in earning as a realized loss. The Company does not hold these securities for speculative or trading purposes.

The company early adopted, upon there release in November 2005, the FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1 and 124-1"), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. The Company does not believe adoption of FSP FAS 115-1 and FAS 124-1 will have a material effect on its consolidated financial position, results of operations or cash flows.

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

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

H. Impairment of long-lived assets

Long-lived assets, held and used by the Group, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

I. Revenue recognition

Revenues from sales of products are recognized when persuasive evidence of an arrangement (usually in the form of purchase order) exists, delivery has occurred, title has passed to the customer, the Group’s price to the customer is fixed or determinable and collectability is reasonably assured. In the majority of the Group’s agreements with distributors, distributors are entitled to return the Group’s products held by such distributors on the date of termination by either party to the agreement. In such terminable agreements, the sales price is neither fixed nor determinable until this cancellation privilege lapses. Therefore, revenues from transactions involving distributors and the related cost of sales are recognized when the products are delivered to the distributor’s customer. Revenues in respect of these transactions are included in deferred revenue until delivered to the distributor’s customers. The Group does not, in the normal course of business, grant rights to return products to its customers.

The Group provides for warranty costs at the same time as the revenue is recognized. The annual warranty provision is calculated as a percentage of sales, based on historical experience.

J. Research and development

Research and development expenses are charged to income as incurred.

K. Advertising expenses

Advertising expenses are charged to income as incurred (see also Note 8H).

L.  Income taxes

1)  Deferred taxes are computed in respect of differences between the amounts presented in these statements and those taken into account for tax purposes. As to the main factors in respect of which deferred taxes have been included - see note 7. Deferred tax balances are computed using the tax rates expected to be in effect at time of release to income from the deferred tax accounts. Valuation allowances in respect of deferred tax assets are provided when it is more likely than not that all or part of the deferred tax assets will not be realized.

2)  The Group may incur additional tax liability in the event of an interCompany dividend distribution; no account was taken of the additional tax, since it is the Group’s policy not to cause distribution of dividends, which would involve additional tax liability to the Group in the foreseeable future. Taxes, which would apply in the event of disposal of investment in the subsidiary, have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold this investment, not to realize it.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

3) Upon the distribution of dividends from the tax-exempt income of an “approved enterprise” (see Note 7), the amount distributed will be subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The company intends to permanently reinvest the amounts of tax exempt income and it does not intend to cause distribution of such income as cash dividends. Therefore, no deferred income taxes have been provided in respect of such tax exempt income.

M. Stock-based compensation

The Group accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Under APB No. 25, deferred stock-based compensation is based on the difference, if any, on the grant date between the fair value of the company’s ordinary shares and the exercise price of related equity awards. The Company recognizes deferred stock-based compensation expense as the Company amortizes the deferred stock-based compensation amounts using the straight line method over the related vesting periods, generally four or five years. In accordance with FAS No. 123 “Accounting for Stock-Based Compensation” (“FAS 123”), as amended by FAS 148, the Group discloses pro-forma information assuming the Group had accounted for employee stock option grants using the fair value-based method defined in FAS 123. The Company accounts for equity awards issued to non-employees in accordance with the provision of FAS 123, “Accounting for Stock-Based Compensation”, and EITF No. 96-18, “Accounting for Equity Instruments that are Issued to other than Employee for Acquiring or in Conjunction with Selling Goods or Services” and related interpretations.

The following table illustrates the effect on net income (loss and net income (loss) per ordinary share assuming the Group had applied the fair value recognition provisions of FAS 123 to its stock-based compensation.

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in thousands,
	(except per share data)
Net income (loss), as reported	$751	$(1,134)	$(1,796)
Add-stock-based compensation expense related to employee stock option plan, included , in consolidated statements of operations	2,043	5,987	1,194
Deduct-stock-based compensation expense determined under fair value method for all awards	(8,567)	(6,851)	(1,464)
Pro forma net loss	$(5,773)	$(1,998)	$(2,066)
Net income (loss) per ordinary share, as reported:
Basic and diluted	$0.04	$(0.10)	$(1.08)
Net loss per ordinary share, pro forma:
Basic and diluted	$(0.30)	$(0.18)	$(1.24)

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

N. Earning (loss) per share “EPS” (“LPS”)

Basic EPS (LPS) is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock-method (in 2003 and 2004, such effect was not included since it would have been anti-dilutive). For reconciliation of weighted average number of ordinary shares used and number of potential ordinary shares included from the computation, see Note 8J.

O. Comprehensive income (loss)

The company’s components of comprehensive income (loss) are unrealized gains or losses on investments classified as available for sale in addition to net income (loss).

P. Fair value of financial instruments

The financial instruments of the Company consist mainly of non-derivative current assets, investments in marketable securities and current liabilities. The carrying amounts reported in the balance sheets approximate fair value due to the liquidity, the short term to the maturity and the nature of such instruments. As to the fair value of marketable debt securities, see Note 8E. The fair value of amounts funded in insurance policies in respect of employees severance pay is usually identical or close to their carrying value.

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

R. Recently issued accounting pronouncements in the United States of America:

1)  FAS 123 (Revised 2004) Share-based Payment

In December 2004, the Financial Accounting Standards Board ("FASB") issued the revised Statement of Financial Accounting Standards ("FAS") No. 123, Share-Based Payment (“FAS 123R”), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments .In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC's interpretation of FAS 123R

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s Consolidated Statement of Operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

FAS 123R eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25 - “Accounting for Stock Issued to Employees”, and requires instead that such transactions be accounted for using the grant-date fair value based method. As applicable to the group, this Statement will be effective as of the beginning of January 1, 2006. Early adoption of FAS 123R is encouraged. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company estimates that the cumulative effect of adopting FAS 123R, as of its adoption date by the Company beginning of January 1, 2006, based on the awards outstanding as of December 31, 2005, will be approximately $77 thousands.

The company expects that upon the adoption of FAS 123R, the company will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated.

The Company expects this Statement to have a material effect on the Company’s financial statements or its results of operations in future periods.

The impact in the 2006 fiscal year and beyond will depend upon various factors, among the Company’s future compensation strategy. At December 31, 2005, unamortized compensation expense related to outstanding unvested options, as determined in accordance with SFAS 123(R), that the company expects to record during fiscal 2006 was approximately $3.6 million before taxation and any adjustment for forfeitures.

2)  FAS 151 Inventory Costs - an amendment of ARB 43, Chapter 4

In November 2004, the FASB issued FAS No. 151, "Inventory Costs - an Amendment of ARB 43, Chapter 4" (“FAS 151”). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on the Company’s financial statements or its results of operations.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

3)  FAS 154 - Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3

In June 2005, the Financial Accounting Standards Board issued FAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement generally requires retrospective application to prior periods' financial statements of changes in accounting principle. Previously, Opinion No. 20 required that most voluntary changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the company). The company does not expect the adoption of this statement will have a material impact on the company’s results of operations, financial position or cash flow.

4)  FAS 155 - Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140

In February 2006, the FASB issued FAS 155, accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No.133 and 140. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided that no interim period financial statements have been issued for the financial year. Management is currently evaluating the impact of this statement, if any, on the Company's financial statements or its results of operations.

5)  EITF 04-13 - Accounting for Purchases and Sales of Inventory with the Same Counterparty

On September 15, 2005, the Emerging  Issues Task Force  ("EITF") of the Financial Accounting  Standards Board  ("FASB") reached a consensus  on Issue04-3,   "Accounting  for  Purchases  and  Sales  of  Inventory with the Same Counterparty." EITF 04-13 describes the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction, and describes the circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. The Company is currently evaluating the applicability of EITF 04-13 to the Company's inventory transactions.

S.  Reclassifications

Certain reclassifications have been made to the Company's prior years consolidated financial statements to conform to the current year's consolidated financial statement presentation.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - PROPERTY AND EQUIPMENT

A. Property and equipment grouped by major classification, is as follows:

	December 31,
	2005	2004
	(U.S. dollars in thousands)
Cost:
Machinery and equipment	$2,726	$2,063
Computers and peripheral equipment	2,116	2,190
Office furniture and equipment	557	565
Leasehold improvements	593	351
	5,992	5,169
Less - accumulated depreciation and amortization	(4,128)	(3,546)
	$1,864	$1,623

B. Depreciation and amortization expenses in respect of property and equipment amounted to approximately $697,000 and $542,000 and $791,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 3 - INVESTMENTS AND OTHER LONG TERM-ASSETS

Investments and other long-term assets balance is composed as follows:
	December 31,
	2005	2004
	(U.S. dollars in thousands)
Investment in marketable debt securities (see Note 8D)	$35,653	$37,066

Amount funded by insurance policies in respect of employee severance pay (see Note 4)	1,844	1,556
Prepaid expenses	165	121
	$37,662	$38,743

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - EMPLOYEE RIGHTS UPON RETIREMENT

A.  Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company has recorded a severance pay liability for the amount that would be paid if all its Israeli employees were dismissed at the balance sheet date, on an undiscounted basis, in accordance with Israeli labor law. This liability is computed based upon the number of years of service multiplied by the latest monthly salary. The amount of accrued severance pay represents the Company’s severance pay liability in accordance with labor agreements in force and based on salary components, which in management’s opinion, create an entitlement to severance pay. The liability is partly funded by insurance policies. The amounts funded are included among other assets (see Note 3). The Company may only utilize the insurance policies for the purpose of disbursement of severance pay.

B.  Severance pay expenses amounted to approximately $538,000, $494,000 and $337,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

C.  The Company expects to pay $44,000 future benefits to its employees during the years 2010 to 2014 upon their normal retirement age. The amount was determined based on the employees current salary rates and the number of service years that will be accumulated upon the retirement date.

These amounts do not include amounts that might be paid to employees that will cease working for the Company before their normal retirement age.

D.  The Company expects to contribute $500,000 in the year ending December 31, 2006 to the insurance policies in respect of its severance pay obligation.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - COMMITMENTS AND CONTINGENCIES

A.  Commitments - lease agreements

The Group leases office space under operating lease agreements expiring on different dates through August 2012. The Group also leases cars for its employees under operating lease agreements expiring on different dates through October 2007. Lease payments are mainly linked to the change in the Israeli price index. The projected lease payments under the above leases, at rates in effect as of December 31, 2005, are as follows:

(U.S. dollars in thousands)
Year ending December 31:
2006	$915
2007	753
2008	545
2009	301
2010 and thereafter	718
$3,232

Office Rental expenses totaled $553,000 , $390,000 and $343,000 in the years ended December 31, 2005, 2004 and 2003, respectively. Car lease expenses totaled $642,000 , $609,000 and $741,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

B. Litigations:

1)  On January 2, 2002, the Company received a copy of a Complaint for Patent Infringement and Request for Jury Trial filed on October 26, 2001 (the “Complaint”) against the Group. The Complaint was filed by ChriMar Systems, Inc. (“ChriMar”) in the United States District Court for the Eastern District of Michigan, Southern Division (the “Court”). In its Complaint, ChriMar Systems claims that the Group has infringed patent rights owned by it. ChriMar Systems requests that the Court determine the following: (1) that the patent was duly and legally issued, and is valid and enforceable ,(2) that the Group has directly and/or contributory infringed the patent and/or actively induced infringement of the patent by others, (3) that the Group be preliminarily and permanently enjoined from engaging in any further acts of infringement of the patent, (4) that ChriMar Systems be awarded damages adequate to compensate for the infringement by the Group, (5) that the infringement by the Group was willful, thereby entitling ChriMar Systems to recover treble damages, (6) that the infringement by the Group has been such to render the action exceptional and (7) that ChriMar Systems be awarded reasonable attorney’s fees, and (8) that ChriMar Systems be awarded such other and further relief as the Court may deem to be right and just.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - COMMITMENTS AND CONTINGENCIES (continued):

On February 21, 2002, the Group filed an answer to the Complaint in which the Group denied all of the allegations stated in the Complaint and raised additional defenses such as laches, estoppel, and failure to state a claim. Neither the Group nor ChriMar Systems took any other action in connection with this matter. ChriMar Systems also filed a lawsuit against Cisco Systems, Inc. (“Cisco”), alleging that Cisco products infringed their patent. On May 15, 2003, the Court, following a stipulation by the parties, entered an order staying the proceeding between ChriMar and the Group pending the resolution of the case against Cisco. In the case against Cisco, a Special Master appointed by the Court held that the plaintiff’s patent was not valid. The Court upheld the Special Master’s decision and unless the plaintiff appeals the decision or litigates its other claims, the suit against the Group will be dismissed. . In that case, by decision dated May 13, 2004 the court held that claim 1 of ChriMar's patent is not valid. Based on the foregoing, we plan to (a) have some settlement discussions with ChriMar; and (b) if such discussions fail more to open the case and, based on the Court's decisions in the Cisco, ask the Court to dismiss the case against the Group. At this stage of the litigation the Group’s management and its legal counsel cannot estimate the outcome of the litigation with ChriMar Systems and, therefore, no provisions have been included in the Group’s financial statements in respect of the foregoing claim.

2)  On March 31, 2004, the U.S. subsidiary of the Group filed a complaint in the Federal District Court for the Southern District of New York against Network-1 Security Solutions, Inc (“Net-1”). In the complaint the U.S. subsidiary requests that the court declare that a certain patent assigned to Net-1 is either not infringed by the U.S. subsidiary’s products and /or is not valid. To this date the U.S. subsidiary and Net-1 have stipulated several times to delay the date on which Net-1 has to respond to the U.S. Subsidiary’s complaint. In addition, on January 21, 2005 the court denied Net-1’s Motion to Dismiss the U.S. subsidiary’s complaint. No further action has taken place in the case. However, the Company believes it is reasonable to assume that as part of its answer and response to the U.S. subsidiary’s complaint, Net-1 will file counterclaims alleging that the products sold by the Group infringe foregoing patent. On or about November 16, 2005, the Company, dismissed its complaint filed on March 31, 2004 (the "Complaint") against Net-1. Net-1 had never filed an answer to the Complaint and had never asserted counterclaims against the Company. In the Complaint the Company sought declaratory relief, as opposed to monetary relief. As part of the dismissal the defendant made a covenant not to sue the Company on account of any integrated products. A more limited covenant not to sue was made in connection with a specific family of products where the covenant applies to all such family of products sales made prior to March 31, 2005.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SHAREHOLDERS’ EQUITY

All figures in these financial statements have been retroactively adjusted to reflect the share split and the issuance of fully paid bonus shares, effected May 7, 2004, see A.(1) below:

A. Share capital

1)  On May 7, 2004 the shareholders adopted the following resolutions: a ten-to-one share split and an allotment of fully paid bonus shares, NIS 0.01 par value, to the Company’s shareholders such that the holder of each of the Company’s shares of any class of stock was issued 0.5 shares of NIS 0.01 par value of the same class of stock.

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

(b)  Upon closing of the offering, all of the Company’s outstanding convertible preferred shares (see C. below) were converted into 11,229,401 ordinary shares and all outstanding warrants were exercised into convertible preferred shares which were then exercised on a cashless basis for 586,639 ordinary shares.

(c)  All of the Company’s 1,118,310 warrants to purchase series H preferred shares at an exercise price of $6.62 were exercised on a cashless basis for additional shares of preferred stock which were converted into 586,639 ordinary shares upon completion of the Company’s IPO.

B. Ordinary shares

Each ordinary share is entitled to one vote. The holders of ordinary shares also are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors. No dividends have been declared or paid as of December 31, 2005.

C. Stock option plans:

1)  On October 21, 1996, the Company’s Board of Directors approved a Section 102 stock option plan (“102 plan”). Options granted under the 102 plan may be granted to the employees of the Group.

On February 27, 1997, the Company’s Board of Directors approved an incentive and restricted stock option plan for employees of its subsidiary and consultants of the Company and its subsidiary (“the incentive plan”). The incentive plan provides for the grant of incentive stock options a defined under Section 422 of the Internal Revenue Code of 1986, and restricted stock options to purchase ordinary shares of the Company.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

In December 2003, following the tax reform in Israel (see Note 7J), the Company’s Board of Directors approved a revised Section 102 stock option plan (the “2003 plan”). Options granted under the 2003 plan may be granted to directors, officers and employees of the Group. The Company’s Board of Directors selected the capital gains tax track for options granted to the Group’s employees.

2)  The 102 plan and the 2003 plan are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee amounts that, as liable to tax as capital gain income, in the hand of the employer, are not allowed as an expenses for tax purpose, all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

3)  Each option under the above mentioned plans can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. The ordinary shares issued upon exercise of the options will confer on holders the same rights as the other ordinary shares.

Options generally vest over four to five years from the date of grant. Any option not exercised within 10 years from grant date will expire, unless extended by the Board of Directors. The exercise price of the options granted under the plans is to be determined by the Board of Directors at the time of the grant.

4)  In October 2001, the Company’s shareholders approved a grant of 750,000 options to purchase the same amount of the Company’s ordinary shares, NIS 0.01 par value, with an exercise price equal to $3.33, to its two co-founders (employees of the Company and shareholders), on the following terms:

(a) 300,000 of the options were fully vested on the grant date, and

(b) 450,000 vest on the earlier to occur of: (i) a Qualified IPO; or (ii) any deemed liquidation event in which the Series H preferred shareholders either receive or waive the right to receive their Series H Preferential Amount. In June 2004, upon completion of the IPO, the Company recorded a one-time stock-based compensation expense, in the amount of $3,677,000, equal to the difference between the IPO issuance price of $11.50 and $3.33, multiplied by 450,000.

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

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

6) At a meeting of the Company’s shareholders held at September 2004, the shareholders approved the grant of options to purchase 50,000 of the Company’s ordinary shares (the “Initial Grant”) to each external director and to each director currently in office other than the Chairman and the Chief Executive Officer. The shareholders also approved a resolution stating that on the date immediately following the last vesting date of the Initial Grant, and on the anniversary of such date every year thereafter, each director then in office, other than directors who also are employees of the Company, shall be entitled to receive an annual grant of options to purchase 10,000 ordinary shares (the “Annual Grant”), with an exercise price per ordinary share equal to the closing price of the ordinary shares on the applicable grant date. The chairman, if still in duty, shall be entitled to receive the Annual Grant commencing in September 2007. The shareholders determined that all options will expire on the ten-year anniversary of the grant date and that options in the Initial Grant and the Annual Grant will vest in four equal annual installments starting on the first anniversary of the grant date.

7) At the annual meeting of the Company's shareholders held at October 2005, the shareholders approved the grant to Kenneth Levy, the Chairman of the Board, of options to purchase ordinary shares of the Company in the same amount and on substantially the same terms as were granted to other members of the Board of Directors pursuant to the resolutions adopted at the special shareholders' meeting on September 8, 2004. Those amounts and terms are: 50,000 ordinary shares (the "Initial grant") granted as of the date of the meeting approval, vesting in four equal installments over four years; additional options to purchase 10,000 ordinary shares to be granted for each year of service on the Board following the end of the vesting of the Initial Grant; in each case the exercise price will be the market price on the grant date.

8) The Company’s board of directors authorized an automatic increase, to occur on November 29 of each year until November 30, 2013, of the aggregate pool of stock available for grant under the Company’s stock option plans. This yearly increase may be in an amount up to three percent of the then outstanding share capital. On November 29, 2005, the number of such shares available in the option pool increased by 587,435 shares.

9) At a meeting of the Company’s board of directors held at December 14, 2005, the board of directors approved the Company's plan to repurchase from the Company's employees options with exercise price above $9 for $0.15 per option. The board of directors also resolved to create a new plan that is substantially similar to the Company's current Employee Stock Option Plan to allow the grant of Restricted Stock and Restricted Stock Units. Following this resolution the Company purchased from the Company's employees total of 666,753 options.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

10) A summary of the status of the option plans as of December 31, 2003, 2004 and 2005, and changes during the periods ended on those dates, is presented below:

	Options outstanding
			Weighted
	Available		average
	For		exercise
	Grant	Options	price
Outstanding - January 1, 2003	540,780	1,170,465	4.27
Options authorized	1,515,000	—	—
Options granted- below fair value	(1,655,595)	1,655,595	3.33
Options exercised	—	(15,000)	2.21
Options forfeited	58,575	(58,575)	7.02

Outstanding - December 31, 2003	458,760	2,752,485	$3.18
Options authorized	558,570	—	—
Options granted-at fair value	(78,750)	78,750	11.56
Options granted- below fair value	(858,605)	858,605	12.12
Options exercised	—	(720,537)	2.94
Options forfeited	69,486	(69,486)	3.33

Outstanding -December 31, 2004	149,461	2,899,817	$5.39
Options authorized	587,435	—	—
Options granted-at fair value	(281,000)	281,000	8.88
Options exercised	—	(269,715)	2.77
Options repurchased	666,753	(666,753)	12.27
Options forfeited	122,351	(122,351)	5.89

Outstanding -December 31, 2005		2,121,998	4.86
Exercisable - December 31, 2005		1,078,118	4.14
Option available for grant - December 31, 2005	1,245,000

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SHAREHOLDERS’ EQUITY (continued)

The weighted average grant date fair value of options granted during the years ended December 31, 2005, 2004 and 2003 amounted to $4.64, $6.79 and $8.53 per option, respectively. The fair value was determined by using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	Year ended December 31,
	2005	2004	2003

Risk-free interest rate	4%	4%	5%
Expected life	5 years	5 years	5 years
Dividend yield	0%	0%	0%
Expected volatility	56%	59%	0%

The following table summarizes information about options outstanding and exercisable at December 31, 2005:

	Options outstanding		Options exercisable
		Weighted
		average
		remaining
	Number of	contractual	Number of
Exercise price	options	Life	options
$1.74	6,750	2.13	6,750
2.84	2,250	3.21	2,250
3.33	2,688,573	6.45	1,890,876
5.68	5,175	4.20	5,175
6.62	6,000	6.03	4,875
7.7	110,000	9.33	—
9.28	125,250	9.50	—
9.65	50,000	9.83	12,500
10.68	200,000	8.75	50,000
11.56	41,000	8.61	15,436
$12.37	207,580	8.92	81,796
	3,442,578		2,069,658

The total amount of option outstanding and exercisable includes 1,320,580 and 991,540, respectively, of options granted outside the plans to board of directors members, the CEO and the President of the Company, with weighted average exercise price of $4.68 and remaining contractual life of 7.22 years.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SHAREHOLDERS’ EQUITY (continued)

11) The weighted average exercise price per share of the options granted in the years ended December 31, 2005, 2004 and 2003 was $8.99, $12.08 and $3.33 and, respectively. In respect of these grants, the Company recorded $14,795,000 of deferred stock compensation, which is to be amortized over the vesting period of the options.

F. Options to service providers

In June 2004, the Company issued to a service provider 7,500 options in consideration for services received. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company, at an exercise price of $11.50. The fair value of these options amounted to approximately $48,000, estimated on the date of grant using the Black-Scholes model with the following assumption: risk-free interest rate of 5%, expected life 5 years, 0% dividend yield and 59% expected volatility.

In January 2005, the Company issued to the same service provider, as aforementioned, 1,000 options in consideration for services received. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company, at an exercise price of $10.84. The fair value of these options amounted to approximately $5,000, estimated on the date of grant using the Black-Scholes model with the following assumption: risk-free interest rate of 5%, expected life 5 years, 0% dividend yield and 50% expected volatility.

NOTE 7 - TAXES ON INCOME

A. Corporate taxation in Israel

1)  Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - the Inflationary Adjustments Law)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI. The Company is taxed under this law.

As explained in Note 1B, the financial statements are measured in dollars. The difference between the change in the Israeli CPI and the exchange rate of the dollar relative to the Israeli currency, both on an annual and cumulative basis, cause differences between taxable results and results reflected in these financial statements.

Paragraph 9(f) of FAS 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between book base and tax base of assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - TAXES ON INCOME (continued):

2) Tax rates

The income of the Company and its Israeli subsidiary (other than income from ”approved enterprises”, see c. below) is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

The abovementioned changes in corporate tax rates will have no material effect of the balances of deferred tax assets and liabilities of the Company.

Capital gains (other than the real capital gain on the sale of marketable securities - which is subject to tax at the regular rates) are taxed at a reduced rate of 25% on the capital gains derived after January 1, 2003, and at the regular corporate tax rates on the gains derived through the aforementioned date.

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

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - TAXES ON INCOME (continued):

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

D. Taxation of the U.S. subsidiary

The U.S. subsidiary is taxed in accordance with U.S. tax laws.

E. Taxes on income included in the consolidated statements of operations

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in thousands)
Income (loss) before taxes on income:
Domestic	$613	$(1,315)	$(1,868)
Foreign	293	302	126
	$906	$(1,013)	$(1,742)
Income Taxes:
Domestic	—	—	—
Foreign	$(155)	$(121)	$(54)
	$(155)	$(121)	$(54)

F. Carryforward tax losses

The Company has carryforward tax losses as of December 31, 2005 in the amount of approximately $46 million. Under Israeli tax laws, carryforward tax losses of the Company are linked to the Israeli CPI, and can be utilized indefinitely.

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - TAXES ON INCOME (continued):

G. Theoretical tax

Following is a reconciliation of the amount of the theoretical tax expense (income) assuming all income is taxed at a regular tax rate applicable to income of companies in Israel - 34% for the year ended December 31, 2005, 35% for the year ended December 31, 2004 and 36% for the year ended December 31, 2003:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in thousands)

Theoretical tax expense (tax income)	$308	$(355)	$(627)
Increase in taxes in respect of tax losses incurred in the
reported period for which deferred taxes were not created	309	1,088	4
Increase in taxes resulting from disallowable deductions	183	204	160
Increase (decrease) in taxes resulting from temporary
differences for which deferred taxes were not created	(586)	(767)	509
Increase in taxes resulting from different
tax rates for the non Israeli subsidiary	55	15	8
Difference between the basis of measurement of income
reported for tax purposes and the basis of measurement
of income for financial reporting purpose - net	(113)	(65)
Other	(1)	1

Income tax expenses in consolidated statement of operations	$155	$121	$54

H. Tax assessments

The Company has received final tax assessments for the year ended December 31, 2000. The subsidiary has not received final tax assessments since incorporation (May 9, 1997).

POWERDSINE LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

A. Accounts receivable - trade

Accounts receivable trade balances are net of allowances for doubtful accounts. Changes in the allowance balance during the year are as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in thousands)
Balance at beginning of year	$8	$37	$68
Increase (decrease) in the allowance during
the year	36	(29)	(28)
Cancellation in respect to write-off of bad debts	-	-	(3)
Balance at end of year	$44	$8	$37

B. Accounts receivable - other

	December 31,
	2005	2004
	(U.S. dollars in thousands)
Government of Israel	$815	$595
Interest Income receivables	518	372
Other	26	149
	$1,359	$1,116

C. Inventories

	December 31,
	2005	2004
	(U.S. dollars in thousands)
Raw materials	$643	$545
Finished products	973	886

	$1,616	$1,431

POWERDSINE LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

D. Marketable debt securities:

1) At December 31, 2005, the aggregate fair value and the gross unrealized holding gains and losses were as follows:

Aggregate Fair value	Unrealized gains	Unrealized losses
U.S. dollars in thousands

62,164	-	(632)

The marketable debt securities, as of December 31, 2005, mature as follows:
	Government agencies	Corporate	Total
	(U.S. dollars in thousands)
2006	$22,343	$4,168	$26,511
2007	17,213	3,008	20,221
2008	14,457	975	15,432
	$54,013	$8,151	$62,164

POWERDSINE LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

2)  The Company recognizes an impairment charge when the decline in the fair values of these investments below their cost basis is deemed to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time and the extent to which the fair value has been below the cost basis, the current financial condition of the investee and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. As the contractual cash flows of these investments are either guaranteed by the U.S government or agency of the U.S government or were issued by highly rated corporations, base on the nature of the investments, management concluded that such unrealized losses were not other than temporary as of December 31, 2005.
The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired (in thousands), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005:

	Less than 12 Months		12 Months or Greater		Total
Issuer of debt security	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
	(U.S. dollars in thousands)
Government agencies	18,924	131	31,089	420	50,013	551
Corporate	975	11	5,001	70	5,976	81
Total	19,899	142	36,090	490	55,989	632

3) The marketable debt securities are presented in the balance sheet as follows:

December 31, 2005
(U.S. dollars in thousands)
Among current assets	$26,511
Among investments and long-term
receivables	35,653
$62,164

E. Accrued Expenses:

	December 31,
	2005	2004
	(U.S. dollars in thousands)
Subcontractors and Manufacturing expenses	$859	$207
Operating costs payable	1,902	2,543
Marketing	239	401
Other	1,504	1,737
	$4,504	$4,888

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

F. Accounts payable and accruals - other

	December 31,
	2005	2004
	(U.S. dollars in thousands)

Payroll and related expenses	$680	$608
Withholding tax upon exercise of employees options-	-	2,984
Accrued vacation and recreation pay	907	819
Provision for product warranty (*)	193	206
Other	-	3

	$1,780	$4,620

(*) Change in provision for product warranty was as follows:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in thousands)
The changes in the balance during the year:
Balance at beginning of year	$206	$129	$81
Product warranties for new sales	152	77	43
Changes in accrual in respect of
pre-existing warranties	(165)	-	5

Balance at end of year	$193	$206	$129

G. Sales

1) Sales by product type are as follows:

•  PoE - the product that enables the delivery and management of operating power over Ethernet network cables to power end-devices connected to Ethernet network.

•  Telecommunications - products include telephone ring signals generators, ASIC controllers and DSL remote power feeding modules.

	PoE	Telecommunications	Total
	(U.S. dollars in thousands)
Year ended December 31, 2005
Sales to external customers	$35,625	$2,994	$38,619
Year ended December 31, 2004
Sales to external customers	$38,495	$2,673	$41,168
Year ended December 31, 2003
Sales to external customers	$22,502	$2,602	$25,104

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

2) Geographic information for sales is determined according to the location of the customer as follows:

	Sales	Long-Lived assets
	(U.S dollars in thousands)
Year Ended December 31, 2005
Canada	$2,657	—
China	2,678	—
Hong-Kong	2,665	—
Taiwan	8,422	—
United Kingdom	3,539	—
United States	12,694	296
Other Countries	5,964	1,568
Total	$38,619	$1,864
Year Ended December 31, 2004
Canada	$3,082	—
China	2,036	—
Hong-Kong	2,017	—
Taiwan	3,155	—
United Kingdom	4,167	—
United States	20,588	75
Other Countries	6,123	1,548
Total	$41,168	$1,623
Year Ended December 31, 2003
Canada	$2,668	—
China		—
Hong-Kong	1,364	—
Taiwan	1,118	—
United Kingdom	2,315	—
United States	12,759	125
Other Countries	4,880	1,419
Total	$25,104	$1,544

3) Sales to principal customers all POE products (exceeding 10% of net sales) by percentages of total net sales:

	Year ended December 31,
	2005	2004	2003
Customer A	2%	9%	10%
Customer B	12%	19%	18%
Customer C	7%	6%	13%
Customer D	4%	7%	11%
	25%	41%	52%

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

4)  Balance to principal customers (exceeding 10% of total amount) by percentages:

	December 31,
	2005	2004
Customer E	11%	9%
Customer F	11%	6%
Customer G	6%	12%
	28%	27%

H. Advertising expenses

Advertising expenses amounted to approximately $424,000, $106,000 and $ 126,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

I. Financial income (expenses), net

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in thousands)

Exchange rate (losses) gains, net	$44	$(91)	$(52)
Amortization of discount on marketable
debt securities	(72)	(143)	-
Interest and bank commissions, net	2,363	933	145

	$2,335	$699	$93

J. Income (loss) per ordinary share

The following table includes a reconciliation of the denominator used in the calculation of basic and diluted income (loss) per ordinary share:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in thousands)
Basic weighted average ordinary shares
outstanding	19,490,449	11,210,780	1,660,030

Dilutive effect of:
Options to purchase ordinary shares
Diluted weighted average ordinary	1,225,395
shares outstanding	20,715,844	11,210,780	1,660,030

POWERDSINE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued)

The following non-potential ordinary shares, in 2005, and potential ordinary shares, in 2004 and 2003, were excluded from the computation of diluted net income (loss) per ordinary share:

	Year ended December 31,
	2005	2004	2003
	(U.S. dollars in thousands)
Options to purchase ordinary shares	1,051,363	2,899,817	3,823,065
Convertible preferred shares			10,772,670
Warrants			1,118,310

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PowerDsine Ltd.

/s/ Igal Rotem
Igal Rotem, Chief Executive Officer

Date: June 29, 2006

EXHIBIT INDEX

1.1	Registrant’s Memorandum of Association (English Translation)*
1.2	Certificate of Change of Name (English Translation)*
1.3	Registrant’s Articles of Association
4.1	Amended and Restated Rights Agreement, by and among the Registrant and the parties named therein, dated October 31, 2001*
4.2	Amended and Restated Rights Agreement, by and among the Registrant and the parties named therein, dated June 7, 2004*
4.3	Agreement among certain investment entities affiliates with General Atlantic Partners, LLC and the Registrant, dated May 12, 2004*
4.4	Custom IC Development Agreement between Freescale Semiconductor, Inc. (formerly, the semiconductor division of Motorola Inc.) and the Registrant, dated February 21, 2003*^
4.5	Development and Production Agreement between Austria Mikro Systeme International AG and the Registrant, dated August 28, 2001*^
4.6	Section 102 Stock Option Plan*
4.7	2003 Israeli Share Option Plan*
4.8	Stock Option Plan (Incentive and Restricted Stock Option)*
4.9	Amendment No. 1, dated April 18, 2005, to Agreement among certain investment entities affiliates with General Atlantic Partners, LLC and the Registrant, dated May 12, 2004**
4.10	2006 Israeli Share Incentive Compensation Plan
8.	List of subsidiaries**
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.	Certification of Periodic Financial Reports
15.1	Consent of Independent Registered Public Accounting Firm

*Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-115777), with respect to the Registrant’s initial public offering.
** Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2004 (File No. 000-50787).
^ Portions of this exhibit have been omitted and filed separately with the secretary of the Securities and Exchange Commission pursuant to a confidential treatment request.